These materials are important and require your immediate attention. They require you, as a shareholder of MDS Inc., to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisors.  If you have questions or require further information regarding voting your common shares, please contact MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 by telephone at (212) 929-5500 (collect) or (800) 322-2885 (toll free).

NOTICE OF SPECIAL MEETING OF

SHAREHOLDERS OF MDS INC.

TO BE HELD ON OCTOBER 20, 2009

AND

MANAGEMENT PROXY CIRCULAR

SEPTEMBER 17, 2009

RECOMMENDATION TO SHAREHOLDERS
The Board of Directors of MDS Inc. unanimously recommends that
Shareholders VOTE FOR the approval of the Sale Resolution
described in the accompanying Management Proxy Circular.

September 17, 2009

Dear Shareholder,

It is my pleasure to extend to you, on behalf of the Board of Directors of MDS Inc. (“MDS” or the “Company”), an invitation to attend a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of the Company to be held at 4:00 p.m. (Toronto time) on October 20, 2009 at the Toronto Congress Centre, 650 Dixon Road, Etobicoke, Ontario, Canada, M9W 1J1.

On September 2, 2009, the Company announced that it had entered into a stock and asset purchase agreement (the “Sale Agreement”) dated September 2, 2009 among the Company, Danaher Corporation, DH Technologies Development Pte Ltd. (the “Buyer”), which is an indirect wholly-owned subsidiary of Danaher Corporation, MDS Life Sciences (Singapore) Pte. Ltd., MDS (US) Inc. and Laboratoires MDS Québec Ltée.  Pursuant to the Sale Agreement, the Company has agreed to sell the MDS Analytical Technologies business (the “AT Business”) to the Buyer for US$650 million in cash, subject to adjustments (the “Sale”).  The Sale arose out of the strategic process initiated by the Company and announced publicly on February 2, 2009.

Under a separate arrangement, Danaher Corporation has agreed to purchase the portion of the Applied Biosystems/MDS Analytical Technologies Instruments mass spectrometry joint-venture partnership held by Life Technologies Corporation (the “Life Transaction”). Completion of the Sale is conditional on the closing of the Life Transaction prior to, contemporaneously with or immediately after the closing of the Sale.

The Company has determined that the Sale constitutes a sale of substantially all of the assets of the Company under the Canada Business Corporations Act, which requires approval of Shareholders by special resolution.  Accordingly, at the Meeting, you will be asked to consider and, if thought advisable, pass a special resolution (the “Sale Resolution”) approving the Sale of the AT Business to the Buyer pursuant to the Sale Agreement.  To be effective, the Sale Resolution must be approved, with or without variation, by the affirmative vote of at least 66 2/3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting.

The Board of Directors (the “Board”) has unanimously determined that the Sale Agreement and the transactions contemplated thereby, including the Sale, are in the best interests of the Company and its Shareholders.  Accordingly, the Board unanimously recommends that Shareholders vote FOR the approval of the Sale Resolution. This recommendation is based on, among other things, the unanimous recommendation of a special committee of the Board consisting of four independent directors, as described in the attached Notice of Special Meeting and Management Proxy Circular (collectively, the “Circular”), including under the heading “The Sale — Reasons for the Sale; Recommendation of the Special Committee and the Board of Directors; Fairness of the Sale”.

Subject to the satisfaction or waiver, as applicable, of all of the other conditions precedent to the Sale, if Shareholders approve the Sale Resolution, it is anticipated that the Sale will be completed in the fourth calendar quarter of 2009.  The Company currently intends to use approximately US$400 million to US$450 million of the proceeds of the Sale to purchase Common Shares pursuant to a substantial issuer bid commencing within 30 days following the completion of the Sale.  See “Use of Proceeds” and “Risk Factors” in the accompanying Circular.

The attached Circular outlines the matters to be presented to Shareholders at the Meeting and contains a detailed description of the Sale as well as a description of the business of the Company if the Sale is completed.  We urge you to carefully consider all of the information in the Circular.  If you require assistance, please consult your financial, legal or other professional advisor.

If you are a registered Shareholder and are unable to be present at the Meeting in person, we encourage you to vote by completing the enclosed form of proxy and returning it in accordance with the instructions provided in the Circular and in the form of proxy.  Voting by proxy will not prevent you from voting in person if you attend the Meeting, but will ensure that your vote will be counted if you are unable to attend.  To be effective, proxies must be received before 4:00 p.m. (Toronto time) on October 19, 2009 (or the time that is 24 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting if it is postponed or adjourned).  If you are a non-registered holder of Common Shares and have received these materials through your broker or through another intermediary, please complete and return the voting instruction form or other authorization provided to you by your broker or by such other intermediary in accordance with the instructions provided therein. Failure to do so may result in your Common Shares not being eligible to be voted at the Meeting.  This is an important matter affecting your investment in the Company and your vote is important regardless of the number of Common Shares you own.

If you have any questions or require assistance in voting, please contact MacKenzie Partners by telephone at (800) 322-2885 (Toll Free) or (212) 929-5500 (Call Collect) or by e-mail at mds@mackenziepartners.com.

On behalf of the Company, we would like to thank all Shareholders for their ongoing support as we prepare to take part in this important event in the history of the Company.

Yours truly,

James S.A. MacDonald

Chairman of the Board of Directors

NOTICE OF SPECIAL MEETING

OF SHAREHOLDERS

A special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Common Shares”) of MDS Inc. (“MDS” or the “Company”) will be held at 4:00 p.m. (Toronto time) on October 20, 2009 at the Toronto Congress Centre, 650 Dixon Road, Etobicoke, Ontario, Canada, M9W 1J1, for the following purposes:

1.
to consider, and, if deemed advisable, to pass, with or without variation, a special resolution (the “Sale Resolution”), the full text of which is set forth in Appendix B to the accompanying management proxy circular (the “Circular”), approving the sale (the “Sale”) by the Company of the MDS Analytical Technologies business (the “AT Business”) to DH Technologies Development Pte Ltd. (the “Buyer”), an indirect wholly-owned subsidiary of Danaher Corporation, pursuant to a stock and asset purchase agreement dated September 2, 2009 among the Company, Danaher Corporation, the Buyer, MDS Life Sciences (Singapore) Pte. Ltd., MDS (US) Inc. and Laboratoires MDS Québec Ltée, a summary of which is included in the Circular, all as more particularly described in the Circular; and

2.	to act upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment or postponement thereof.

NOTES:

(1)
The Company has fixed September 14, 2009 (the “Record Date”) as the record date for determining those Shareholders entitled to receive notice of and to vote at the Meeting.  Only Shareholders of record on the Record Date are entitled to receive notice of and to vote at the Meeting.

(2)
Pursuant to section 190 of the Canada Business Corporations Act (the “CBCA”), registered Shareholders are entitled to dissent in respect of the Sale Resolution.  If the Sale becomes effective, a dissenting Shareholder is entitled to be paid the fair value of such dissenting Shareholder’s Common Shares, provided that such dissenting Shareholder has delivered a written objection to the Sale Resolution to the Company at or before the Meeting and has otherwise strictly complied with the provisions of section 190 of the CBCA. This right is described in detail in the accompanying Circular under the heading “Rights of Dissenting Shareholders”.  The text of section 190 of the CBCA, which will be relevant in any dissent proceeding, is set forth in Appendix F to the Circular. Failure by a Shareholder to comply strictly with the dissent procedures in section 190 of the CBCA may result in the loss of the Shareholder’s right of dissent.  Beneficial owners of Common Shares registered in the name of a broker, investment dealer, bank, trust company, nominee or other intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent.

(3)
Registered Shareholders who are unable to be present at the Meeting are requested to date, complete, sign and return the enclosed form of proxy in the envelope provided, by facsimile transmission to the Proxy Department of CIBC Mellon Trust Company at 1-866-781-3111 or in person or by registered mail to MDS Inc. c/o CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario, Canada, M5H 4A6, Attention:  Proxy Department.  In the alternative, registered Shareholders may follow the instructions for telephone voting or internet voting in the accompanying form of proxy.  To be effective, proxies must be received before 4:00 p.m. (Toronto time) on October 19, 2009 (or the time that is 24 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting if it is postponed or adjourned).

(4)
Non-registered Shareholders should complete and return the voting instruction form or other authorization provided to them by their respective broker or other intermediary in accordance with the instructions provided therein.

DATED at Toronto, Ontario, this 17th day of September, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

Peter E. Brent Senior Vice-President, Legal and Corporate Secretary

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
NOTICE REGARDING INFORMATION
NOTICE TO SHAREHOLDERS NOT RESIDENT IN CANADA
CURRENCY AND EXCHANGE RATES
NOTICE REGARDING USE OF NON-GAAP MEASURES
SUMMARY OF CIRCULAR

Purpose of the Meeting
Date, Time and Place
Shareholder Approval of the Sale Resolution
The Sale4
Background to the Sale
Recommendation of the Special Committee
Recommendation of the Board of Directors
Fairness Opinions
The Business of the Company Following the Sale
Use of Proceeds
The Sale Agreement
The Buyer
Dissent Rights
Risk Factors

THE SALE9

Background to the Sale
Reasons for the Sale; Recommendation of the Special Committee and the Board of Directors; Fairness of the Sale
Fairness Opinions
Shareholder Approval of the Sale Resolution
Regulatory Matters
Interests of Certain Persons in the Sale
Impact of the Sale on Senior Unsecured Notes

THE BUSINESS OF THE COMPANY FOLLOWING THE SALE

Corporate Structure Following the Sale
MDS Nordion
MDS Pharma Services
Capital Structure of the Company Following the Sale
Directors and Officers of the Company Following the Sale
Employees of the Company Following the Sale
Principal Facilities of the Company Following the Sale
Legal Proceedings and Regulatory Actions
Unaudited Pro Forma Condensed Consolidated Financial Information
Financial Highlights
Summary Financial Outlook
Liquidity and Capital Resources
Investments and other Obligations of the Company Following the Sale
Effect of the Sale on Market and Listings
U.S. Registration

USE OF PROCEEDS

Distribution to Shareholders
Redemption of Senior Unsecured Notes
Transaction and Restructuring Costs
Ongoing Operations of the Company

THE SALE AGREEMENT

The Sale
Effective Time
Purchase Price
Representations and Warranties
Material Adverse Effect Definition
Conduct of Business Prior to Closing
Restrictions on Solicitations of Other Offers
Recommendation Withdrawal/Termination in Connection with a Superior Proposal
Agreement to Use Reasonable Best Efforts
Employee Matters
Certain Tax Covenants
Non-Solicitation
Non-Competition
Pre-Closing Restructuring
Other Covenants
Conditions to the Completion of the Sale
Termination of the Sale Agreement
Termination Fee
Amendment
Indemnification
Liability Cap
Specific Performance
Guaranty
Governing Law
Laboratoires MDS Québec Ltée

SUPPORT AGREEMENTS

RISK FACTORS

Risks Relating to the Sale
Risks Relating to the Company Following the Sale
Risks Relating to the Company if the Sale is Not Completed

RIGHTS OF DISSENTING SHAREHOLDERS
INFORMATION RELATING TO THE BUYER
LEGAL MATTERS
COMMON SHARES AND THE PRINCIPAL HOLDERS THEREOF
ADDITIONAL INFORMATION RELATING TO THE COMPANY

General Information
Auditor
Additional Information Regarding the Company

INFORMATION CONCERNING THE MEETING AND PROXIES

Solicitation of Proxies
Appointment of Proxyholder
Revocation of Proxy
Exercise of Proxy
Explanation of Voting Rights for Beneficial Owners of Common Shares
Quorum and Voting Rights

APPROVAL OF BOARD
CONSENTS
Appendix A: GLOSSARY
Appendix B: SALE RESOLUTION
Appendix C: GOLDMAN SACHS FAIRNESS OPINION
Appendix D: BLAIR FRANKLIN FAIRNESS OPINION
Appendix E: PRO FORMA FINANCIAL INFORMATION
Appendix F: SECTION 190 OF THE CBCA

MANAGEMENT PROXY CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of MDS Inc. for use at the Meeting of Shareholders to be held at 4:00 p.m. (Toronto time) on October 20, 2009 at the Toronto Congress Centre, 650 Dixon Road, Etobicoke, Ontario, Canada, M9W 1J1 and at any postponement(s) or adjournment(s) thereof for the purposes set forth in the accompanying Notice of Meeting.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  This Circular contains forward-looking statements, including statements with respect to the impact of the Sale on the Company’s operations and financial results, the strategy of the continuing businesses, the proposed use of proceeds from the Sale, the Company’s intention to sell other assets of the Company, as well as statements with respect to the Company’s beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  Readers are cautioned not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the global economy, in particular the economies of Canada, the United States, the European Union, Japan and the other countries in which the Company conducts business; the stability of global equity markets; the Company’s ability to complete the Sale in a timely manner, or at all; the Company's ability to retain customers as a result of any perceived uncertainty relating to the Sale or the proposed sale of MDS Pharma Services; the fact that the Company’s operations will be substantially reduced as a result of the Sale; the likely need of the Company to negotiate a new credit agreement which may not be on terms favourable to the Company; the assumption by the Company of liabilities relating to the businesses sold by the Company; the Company’s ability to complete other strategic transactions and to execute them successfully; the Company’s ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of certain currencies relative to other currencies, particularly the U.S. dollar, Canadian dollar and the euro; changes in interest rates in Canada, the United States and elsewhere; the effects of competition in the markets in which the Company operates; the timing and technological advancement of new products introduced by the Company or by competitors; the Company’s ability to manage its research and development; the impact of changes in laws, trade policies and regulations, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings; the Company’s ability to maintain adequate insurance; the Company’s ability to successfully realign its organization, resources and processes; the Company’s ability to retain key personnel; the Company’s ability to have continued and uninterrupted performance of its information technology systems; the Company’s ability to compete effectively; the risk of environmental liabilities; the Company’s ability to maintain effectiveness of its clinical trials; new accounting standards that impact the methods the Company uses to report its financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on the Company’s businesses from third-party special interest groups, certain of the Company’s employees subject to collective-bargaining, environmental and other regulations, natural disasters, public-health emergencies and pandemics, international conflicts and other developments including those relating to terrorism; other risk factors described in section 3.10 of the Company’s AIF and those described under the heading “Risk Factors” in this Circular; and the Company’s success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on its behalf, except as required by law.

NOTICE REGARDING INFORMATION

The information contained in this Circular concerning the Buyer and Danaher Corporation is based solely upon information provided to the Company by the Buyer or Danaher Corporation or upon publicly available information. With respect to this information, the Board of Directors has relied exclusively upon the Buyer and Danaher Corporation, without independent verification by the Company.

No person is authorized to give any information or make any representation not contained or incorporated by reference in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.  This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation.  The delivery of this Circular will not, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.

Certain capitalized terms used in this Circular are defined in the Glossary included as Appendix A to this Circular.

NOTICE TO SHAREHOLDERS NOT RESIDENT IN CANADA

This Circular has been prepared by the Company in accordance with disclosure requirements under laws applicable in Canada.  Non-resident Shareholders should be aware that these requirements may be different from those of the United States or other jurisdictions.  In particular, the solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” (as defined in Rule 3b-4 under the U.S. Exchange Act).

The enforcement by Shareholders of civil liabilities under the securities laws of jurisdictions outside of Canada may be affected adversely by the fact that the Company is organized under the laws of Canada, that some or all of its officers and directors are residents of Canada, that some or all of the experts named in this Circular are residents of Canada, and that all or a substantial portion of the assets of the Company and such persons are located in Canada.  Shareholders may not be able to sue the Company or its directors and officers and the experts named in this Circular in a foreign court for violations of securities laws outside of Canada. It may be difficult to compel the Company, its directors and officers and the experts named in this Circular to subject themselves to a judgment of a court outside of Canada.

CURRENCY AND EXCHANGE RATES

All references to “$”, “US$” or “dollars” in this Circular refer to United States dollars unless otherwise indicated.  References to “Cdn$” or “Canadian dollars” in this Circular refer to Canadian dollars.  The noon rate of exchange on September 16, 2009 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals US$0.9378 and the conversion of United States dollars into Canadian dollars was US$1.00 equals Cdn$1.0663.

NOTICE REGARDING USE OF NON-GAAP MEASURES

In addition to measures based on US generally accepted accounting principles (“GAAP”) used in this Circular, the following terms are also used:  adjusted earnings before interest, taxes, depreciation and amortization (or adjusted EBITDA); adjusted EBITDA margin; operating working capital; and net revenue.  These terms are not defined by GAAP and the use of such terms may vary from that of other companies.  In addition, measurement of growth is not defined by GAAP and the use of growth by the Company may vary from that of other companies.  Where relevant, and particularly for earnings-based measures, the Company provides tables in its annual and interim management discussion and analysis that reconcile the non-GAAP measures used to amounts reported on the face of the consolidated financial statements.  The Company’s executive management team assesses the performance of the Company’s businesses based on a review of results comprising GAAP measures and these non-GAAP measures.  The Company also reports on its performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures. In fiscal 2009, net revenues, adjusted EBITDA, and operating working capital are the primary metrics for the Company’s annual incentive compensation plan for senior management. In fiscal 2008, adjusted EBITDA and operating working capital were the primary metrics for the Company’s annual incentive compensation plan for senior management.  The Company provides this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on the results of the Company, and so that these events and transactions can be viewed from the perspective of the Company.

SUMMARY OF CIRCULAR

The following is a summary of certain information contained elsewhere in this Circular, including the Appendices hereto. This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere in this Circular. Certain capitalized terms used in this summary are defined in the Glossary included as Appendix A to this Circular.

Purpose of the Meeting

The purpose of the Meeting is for Shareholders to consider and, if deemed advisable, pass, with or without variation, the Sale Resolution.

Date, Time and Place

The Meeting will be held at 4:00 p.m. (Toronto time) on October 20, 2009 at the Toronto Congress Centre, 650 Dixon Road, Etobicoke, Ontario, Canada, M9W 1J1, subject to any postponement(s) or adjournment(s) thereof.

Shareholder Approval of the Sale Resolution

The Company has determined that the Sale constitutes a sale of substantially all of the assets of the Company under the CBCA, which requires approval of Shareholders by special resolution.

To be effective, the Sale Resolution must be approved, with or without variation, by the affirmative vote of at least 66⅔% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting.  Shareholders are entitled to one vote for each Common Share held at any meeting of Shareholders.  See “The Sale — Shareholder Approval of the Sale Resolution”.

ValueAct Capital and Enterprise Capital, who collectively own, manage or control approximately 23% of the issued and outstanding Common Shares, have entered into support agreements with the Buyer pursuant to which they have agreed, among other things, to vote such Common Shares for the approval of the Sale Resolution, subject to the terms and conditions of the agreements.  See “Support Agreements”.

In addition, directors of the Company, who collectively beneficially own or exercise control or direction over an additional 39,750 Common Shares, which represent less than 0.1% of the issued and outstanding Common Shares, have indicated that they intend to vote all of such Common Shares for the approval of the Sale Resolution.

In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the Sale Resolution.

The Sale

On September 2, 2009, the Company announced that it had entered into the Sale Agreement with the Buyer.  Pursuant to the Sale Agreement, the Company has agreed to sell the AT Business to the Buyer for US$650 million in cash, subject to adjustments.  The Sale arose out of the strategic process initiated by the Company and announced publicly on February 2, 2009.

Under a separate arrangement, Danaher Corporation has agreed to purchase the portion of the Applied Biosystems/MDS Analytical Technologies Instruments mass spectrometry joint-venture partnership held by Life Technologies Corporation (the “Life Transaction”).  Completion of the Sale is conditional on the closing of the Life Transaction prior to, contemporaneously with or immediately after the closing of the Sale.

Subject to the satisfaction or waiver, as applicable, of all of the conditions precedent to the Sale, it is anticipated that the Sale will be completed in the fourth calendar quarter of 2009.

See “The Sale” and “The Sale Agreement”.

Background to the Sale

The unanimous decision of the Board to approve the Sale Agreement and the Sale, and to recommend that Shareholders vote FOR the approval of the Sale Resolution, is the result of a comprehensive strategic review process that extended over a period of many months, as well as arm’s length negotiations conducted among representatives of the Company (under the oversight of the Special Committee), the Buyer and their respective advisors.  For a discussion of the strategic review process, and the material events and circumstances, including material meetings, negotiations, discussions and actions leading up to the execution of the Sale Agreement by the Company and the Buyer, and the public announcement of the Sale, see “The Sale — Background to the Sale”.

Recommendation of the Special Committee

The Special Committee is a committee of the Board that was formed on January 30, 2009 for the purpose of considering, evaluating, negotiating and making recommendations to the full Board in connection with any material transactions involving the Company or one of its business units, any proposals or expressions of interest that might be received by the Company, an exploration of strategic alternatives available to the Company, and any matters relating to the foregoing.  The Special Committee currently is comprised of William Anderson, Robert Luba, James MacDonald (Chair) and Gregory Spivy, each of whom is independent (within the meaning of applicable Canadian securities laws).

The Special Committee, working with management and acting with the advice and assistance of the Company and its financial and legal advisors, evaluated and directed the negotiation of the Sale, including the material terms and conditions of the Sale Agreement.  The Special Committee unanimously determined that the Sale is in the best interests of the Company and its Shareholders.  Accordingly, the Special Committee unanimously recommended to the Board that: (i) the Board approve the Sale Agreement and the Sale, and (ii) the Board recommend that Shareholders vote FOR the approval of the Sale Resolution.

For a discussion of the material factors considered by the Special Committee and the Board in reaching their determinations and making their recommendations, see “The Sale — Reasons for the Sale; Recommendation of the Special Committee and the Board of Directors; Fairness of the Sale”.

Recommendation of the Board of Directors

The Board of Directors, having received and considered the unanimous recommendation of the Special Committee, has unanimously determined that the Sale Agreement and the transactions contemplated thereby, including the Sale, are in the best interests of the Company and its Shareholders. Accordingly, the Board of Directors has unanimously approved the Sale Agreement and the transactions contemplated thereby, including the Sale, and unanimously recommends that Shareholders vote FOR the approval of the Sale Resolution.

RECOMMENDATION TO SHAREHOLDERS The Board of Directors of the Company unanimously recommends that Shareholders VOTE FOR the approval of the Sale Resolution.

Fairness Opinions

Goldman Sachs Fairness Opinion

Goldman Sachs was engaged by the Company as its financial advisor in connection with the strategic review process and participated in negotiations leading to the Sale.  Goldman Sachs has provided from time to time, and is currently providing, certain investment banking and other financial services to the Company and its affiliates.  Goldman Sachs also has provided certain investment banking and other financial services to the Buyer and its affiliates from time to time.

On September 2, 2009, Goldman Sachs delivered its opinion to the Board of Directors concluding that, as of September 2, 2009 and based upon and subject to the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken set forth in such opinion, the cash consideration of $650 million to be paid to the Company for the AT Business pursuant to the Sale Agreement was fair, from a financial point of view, to the Company.

The GS Fairness Opinion was provided solely for the information and assistance of the Board of Directors in connection with its consideration of the Sale and such opinion does not constitute a recommendation as to how any Shareholder should vote with respect to the Sale Resolution or any other matter.

The summary of the GS Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the GS Fairness Opinion.  The full text of the GS Fairness Opinion, which sets forth the assumptions made, general procedures followed, matters considered and qualifications and limitations on the review undertaken by Goldman Sachs, is reproduced as Appendix C to this Circular.  The GS Fairness Opinion has been approved by a fairness committee of Goldman Sachs. Shareholders are urged to read the GS Fairness Opinion in its entirety.

See “The Sale — Fairness Opinions — Goldman Sachs Fairness Opinion”.

Blair Franklin Fairness Opinion

Blair Franklin was retained by the Special Committee and the Board of Directors to provide the Special Committee with an opinion as to the fairness of the consideration to be paid to the Company for the AT Business pursuant to the Sale Agreement (taken as a whole, including the impact on the value of the Company after giving effect to the transactions contemplated in the Sale Agreement), from a financial point of view, to the Shareholders. Blair Franklin has not provided any financial advisory services or participated in any financing involving MDS or any of its respective associates or affiliates within the past twenty-four months, other than services provided under its engagement by the Special Committee and the Board of Directors to provide the BF Fairness Opinion.

On September 2, 2009, Blair Franklin delivered its opinion to the Special Committee and the Board of Directors concluding that, on the basis of the assumptions, limitations and qualifications set forth in such opinion, as of September 2, 2009, the consideration to be paid to the Company for the AT Business pursuant to the Sale Agreement (taken as a whole, including the impact on the Company after giving effect to the transactions contemplated in the Sale Agreement) was fair, from a financial point of view, to the Shareholders.

The summary of the BF Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the BF Fairness Opinion.  The full text of the BF Fairness Opinion, which sets forth the assumptions made, general procedures followed, matters considered and qualifications and limitations on the review undertaken by Blair Franklin, is reproduced as Appendix D to this Circular.  Shareholders are urged to read the BF Fairness Opinion in its entirety.

See “The Sale — Fairness Opinions — Blair Franklin Fairness Opinion”.

The Business of the Company Following the Sale

The Company’s main businesses after the Sale will be its two life sciences business units:  MDS Nordion, which provides medical isotopes for molecular imaging, sterilization technologies and radiotherapeutics; and MDS Pharma Services, which provides pharmaceutial research services through its Early Stage business and Central Laboratory (the “Central Labs”) operations.  As previously announced, MDS is actively exploring the sale of these MDS Pharma Services businesses.  Provided that the Company is able to obtain what it believes would be fair value for the business, MDS intends to sell MDS Pharma Services Early Stage business.  Otherwise, the Company expects to retain and invest in building a strong early stage presence.

See “The Sale”, “The Business of the Company Following the Sale” and “Risk Factors — Risks Relating to the Company Following the Sale”.

Use of Proceeds

The gross proceeds of the Sale are expected to be approximately $650 million.  The Company currently intends to distribute a portion of the gross proceeds, currently estimated to be approximately $400 million to $450 million, to Shareholders pursuant to a substantial issuer bid.  The balance of the gross proceeds of the Sale plus existing cash on hand ($298 million as at July 31, 2009) is expected to be used by the Company to:  (i) redeem the Senior Unsecured Notes for approximately $251 million (assuming a redemption date of November 1, 2009); (ii) fund pre-tax transaction and restructuring costs related to the Sale of approximately $61 million; and (iii) fund ongoing operations of the Company.

See “Use of Proceeds” and “The Sale — Impact of the Sale on Senior Unsecured Notes”.

The Sale Agreement

The Sale Agreement provides for the Sale and matters related thereto. Under the Sale Agreement, the Company has agreed, among other things, to call the Meeting to seek approval of the Sale Resolution by Shareholders and, if all conditions to the completion of the Sale are satisfied or waived, to complete the Sale of the AT Business to the Buyer.  The Sale Agreement provides the terms and conditions governing the Sale and contains a number of conditions, representations, warranties and covenants, all as summarized under the heading “The Sale Agreement”.  A copy of the Sale Agreement is available at www.sedar.com and www.sec.gov/edgar.html.

The Buyer

The Buyer is an indirect wholly-owned subsidiary of Danaher Corporation.  Danaher Corporation is a leading manufacturer of professional instrumentation, medical technologies, industrial technologies and tools and components. Danaher Corporation is guaranteeing payment of the purchase price and obligations of Buyer prior to  the closing of the Sale.

See “Information Relating to the Buyer”.

Dissent Rights

The Company has determined that the Sale constitutes a sale of substantially all of the Company’s assets as contemplated under Section 189(3) of the CBCA. For this reason, dissent rights are being provided to registered Shareholders in respect of the Sale pursuant to Section 190 of the CBCA.  If the Sale becomes effective, a dissenting Shareholder is entitled to be paid the fair value of such dissenting Shareholder’s Common Shares, provided that such dissenting Shareholder has delivered a written objection to the Sale Resolution to the Company at or before the Meeting and has otherwise strictly complied with the provisions of section 190 of the CBCA. This right is described in detail under the heading “Rights of Dissenting Shareholders”.  The text of section 190 of the CBCA, which will be relevant in any dissent proceeding, is set forth in Appendix F to the Circular.  Shareholders who exercise dissent rights will not be entitled to participate in the distribution of a portion of the Sale proceeds pursuant to the anticipated substantial issuer bid to be undertaken following the Sale.  Failure by a Shareholder to comply strictly with the dissent procedures in section 190 of the CBCA may result in the loss of the Shareholder’s right of dissent.  Beneficial owners of Common Shares registered in the name of a broker, investment dealer, bank, trust company, nominee or other intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent.

If holders of more than 15% of the issued and outstanding Common Shares exercise dissent rights (and do not withdraw such exercise or otherwise become ineligible to effect such exercise) then the Company will have a right to terminate the Sale Agreement and reimburse the Buyer’s expenses up to a maximum of $10 million.

See “Rights of Dissenting Shareholders”.

Risk Factors

There are certain risk factors that should be considered by Shareholders in evaluating whether to vote for the approval of the Sale Resolution.  These risks, as well as risks not currently known to the Company, could have a material adverse affect on the Company’s business, financial condition and results of operations.

See “Risk Factors”.

THE SALE

Background to the Sale

Pursuant to the Sale Agreement, the Company has agreed to sell the AT Business to the Buyer for an aggregate sale price of $650 million in cash, subject to adjustments.  See “The Sale Agreement”.

The unanimous decision of the Board to approve the Sale Agreement and the Sale, and to recommend that Shareholders vote FOR the approval of the Sale Resolution, is the result of a comprehensive strategic review process that extended over a period of many months, as well as arm’s length negotiations conducted among representatives of the Company (under the oversight of the Special Committee), the Buyer and their respective advisors.  The following is a summary of the principal reasons for the strategic review process and the material events and circumstances, including material meetings, negotiations, discussions and actions, leading up to the execution of the Sale Agreement by the Company and the Buyer, and the public announcement of the Sale.

Historically, with the assistance of management and financial and legal advisors, the Board has continuously reviewed the performance of the Company and looked for opportunities to improve returns to Shareholders, including an annual strategic review.  In support of this process, Goldman, Sachs & Co. (“Goldman Sachs”) and RBC Dominion Securities Inc. (“RBC”) have acted as financial advisors to the Company, and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”) and Fasken Martineau DuMoulin LLP (“Faskens”) have acted as legal advisors to the Company.

Between February and June of 2008, the Company conducted its annual strategic review.  The review process included, among other things, a review and assessment of the historical and projected financial performance of the Company and its businesses, the Company’s operational and business strategy going forward, current trends in the life sciences industry and the equity and credit markets, and a broad range of strategic alternatives including, among others, a potential sale or merger of the Company, potential acquisitions or investments by the Company, the sale of one or more of the Company’s business units or other assets, the spin-out of one or more of the Company’s business units and continued execution of the current business plan.

The Board met in June of 2008 to receive a presentation setting out the results of the strategic review and the recommendations of management. At the conclusion thereof, the Board, among other things, determined that it was disappointing that the anticipated improvement in the financial performance of MDS Pharma Services continued to experience delays relative to previous expectations.  The Board also discussed the implications of the recently announced merger of Applied Biosystems Inc., the Company’s partner in the mass spectrometry business (the “AB/MDS Analytical Technologies Joint Venture”) referred to as the AB/Sciex Joint Venture at the time, with Invitrogen Corporation to form Life Technologies Corporation (“Life”).  As part of this discussion, the Board assessed the possibility that the AB/MDS Analytical Technologies Joint Venture may not continue to be a core asset of Life and the implications thereof, including the potential opportunity for the Company to acquire the other half of the AB/MDS Analytical Technologies Joint Venture.  The Board also expressed concern that prevailing economic and market conditions might adversely impact the Company’s businesses and its ability to deliver favourable returns to Shareholders.

Based on the results of the strategic review and the recommendations of management, the Board tasked management and the advisors to continue to consider and analyze a broad range of strategic alternatives that might be in the best interests of the Company and its Shareholders.  The Board also directed management and the financial advisors to specifically pursue alternatives with respect to the AB/MDS Analytical Technologies Joint Venture, including the potential acquisition of Life’s interest in the joint venture.  In support of this process, the Board established a working group comprised of William Anderson, James MacDonald, John Mayberry (then Chairman of the Board) and Gregory Spivy, each of whom was independent (within the meaning of applicable Canadian securities laws) to oversee and work with management and the advisors.

The strategic review process continued between June and August of 2008. During this period, management and the financial advisors continued to analyze a broad range of potential strategic alternatives.

In early September 2008, the Board met to receive an update regarding the status of the strategic review process and the recommendations of management and the financial advisors with respect to strategic alternatives. Among other things, management and the financial advisors indicated that MDS Pharma Services continued to underperform relative to expectations and recommended that the Company solicit expressions of interest for the acquisition of the Late-Stage operations of MDS Pharma Services, which at the time consisted of the Phase II-IV operations and the Central Labs operations and presented a marketing plan that had been developed in conjunction with the working group.  The Board, based in part on the recommendations of management and the financial advisors, determined that it would be advisable for management and the financial advisors, under the direction of the working group, to continue to review all strategic alternatives available to the Company, to continue to evaluate the potential acquisition of Life’s interest in the AB/MDS Analytical Technologies Joint Venture and to solicit expressions of interest in connection with a possible sale of the Late-Stage operations of MDS Pharma Services in accordance with the marketing plan presented by management.

The strategic review process continued through the Fall of 2008, with the working group, management and the Company’s financial advisors providing regular updates to the full Board, including at a Board meeting held on October 21, 2008 at which a full range of strategic alternatives were presented.  During this period, the Company solicited expressions of interest from strategic and financial buyers regarding a potential sale of the Late-Stage operations of MDS Pharma Services, and also began receiving a limited number of unsolicited inquiries regarding other potential transactions involving the Company and/or its assets.  The Company also further pursued the potential acquisition of Life’s interest in the AB/MDS Analytical Technologies Joint Venture, as well as other options in relation thereto.  Also during this period, informal communications were made to certain members of the Board by a number of Shareholders encouraging the Board to proactively seek alternatives to improve Shareholder value.

On December 5, 2008, the Board met to receive an update from the working group, management and the financial advisors regarding their work and to consider their recommendations regarding strategic alternatives available to the Company.  The Board reiterated its previous concerns regarding the financial performance of MDS Pharma Services, expressed concerns regarding continued deterioration in market and broader economic conditions and discussed whether separating the principal business units of MDS could create value for Shareholders.  The Board also discussed issues concerning the uncertain status of the AB/MDS Analytical Technologies Joint Venture as a result of the Board having concluded that an acquisition of Life’s interest was likely not executable.  Based in part on those and other factors, as well as the recommendations of management and the financial advisors, the Board determined that it would be in the best interests of the Company to begin soliciting interest in a potential acquisition of the Company, while continuing to review all other strategic alternatives available to the Company and its individual businesses. In reaching this determination, the Board discussed and carefully assessed the risks associated with undertaking a process in the context of the then current market and economic conditions.  The Board delegated authority to the working group (which no longer included Mr. Mayberry, who had resigned from the Board in November 2008) to oversee and support management and the Company’s financial advisors in this process.  The Board engaged Goodmans LLP (“Goodmans”) as an independent legal advisor to provide further legal advice with respect to the process and the duties of directors of a Canadian corporation in this context.

In January 2009, management and the Company’s financial advisors, under the direction of the working group, began contacting strategic and financial buyers and held preliminary discussions with certain parties regarding their level of interest in a potential acquisition of the Company. During this period, Robert Luba, another independent director, was added as a member of the working group.

On January 30, 2009, the Board met to consider, among other things, whether it was appropriate to formally constitute a committee of independent directors to oversee the strategic review process and, if so, to establish the mandate of the committee. Representatives of Goodmans attended the meeting and provided a presentation regarding the general corporate duties of directors, the role of a special committee in the context of a strategic review process and a number of other process considerations. At the meeting, the Board unanimously resolved to constitute the Special Committee comprised of Messrs. Anderson, Luba, MacDonald (Chair) and Spivy.  The Special Committee was established, in part, to formalize the previously established working group, to further facilitate a focused and thorough assessment of strategic alternatives available to the Company and to supervise and address any potential conflicts of interest of management that might arise in the context of the solicitation process.  The Special Committee was given a broad mandate to, among other things, consider any material transactions involving the Company or one or more of its business units and to explore all strategic alternatives available to the Company.

Immediately following the Board’s meeting, the Special Committee held its first meeting, at which representatives of management, Goldman Sachs, RBC and Goodmans were in attendance. During the meeting, the Special Committee discussed its mandate, possible strategies for running an effective process and the appropriate limits on the role of management in any such process (in light of the potential for conflicts of interest).  The Special Committee, with input from management and the financial advisors, discussed the scope of potential transactions and other strategic alternatives that should be pursued and the implications of various approaches.  The Special Committee determined that it was advisable to initially focus on a potential transaction involving the acquisition of the whole Company (in addition to the specific transactions that were, at the time, being contemplated by the Board), but that consideration should also be given to the potential sale or spin-out of individual business units as the process progressed.

The Special Committee also discussed management’s role in the process and concluded that its participation was critical to ensure that the process developed in a constructive and efficient manner, and that it had the best prospects of resulting in a transaction that was in the best interests of the Company and its Shareholders.  The Special Committee also recognized the potential for circumstances to arise where management could be, or could be perceived to be, placed in a conflict of interest.  Accordingly, the Special Committee established a “process protocol” so that the Special Committee would retain ultimate control over all aspects of the process.  Subject to complying with the process protocol, the Special Committee authorized Goldman Sachs, with the assistance of management, to continue to broadly solicit expressions of interest from potential strategic and financial parties regarding a possible transaction involving the Company or its securities.

At the conclusion of the meeting, the Special Committee held an in camera session, in which management and the Company’s financial advisors did not participate, to discuss a number of issues related to the process. During the in camera session, the Special Committee, with input from its independent legal advisors, considered whether it was necessary or appropriate to retain an independent financial advisor. There was a discussion regarding Goldman Sachs’ and RBC’s historical role in advising the Company and the Board and whether that relationship gave rise to any conflict of interest concerns.  The Special Committee determined (i) that there was no reason at the time to believe that the interests of Goldman Sachs or RBC were in conflict with the interests of the Special Committee or the Shareholders, and (ii) that the Committee would be best-served with the assistance of Goldman Sachs and RBC.  The Special Committee also determined that, if necessary or advisable at any time, it could retain an independent financial advisor.  Accordingly, the Special Committee resolved to use Goldman Sachs and RBC as financial advisors to assist the Special Committee with the strategic review process.

Prior to the opening of the markets on February 2, 2009, the Company issued a press release announcing that it had constituted the Special Committee for the purpose of working closely with management and the Company’s financial advisors to review alternatives to improve Shareholder value.

Over the following six weeks, under the supervision of the Special Committee and with the assistance of management, Goldman Sachs continued to solicit expressions of interest for the potential acquisition of the Company.  During this period and in late January, 2009, Goldman Sachs contacted a total of 33 parties, including nine strategic buyers and 24 financial buyers.  The strategic buyers were identified based on the operations and industries in which such parties participated, as well as past expressions of interest.  The financial buyers were identified based on funds under management, prior investment experience in the life sciences and related industries, an ability to consummate a potential transaction and past expressions of interest.  The Company entered into confidentiality and standstill agreements with 19 interested parties, comprised of one strategic party and 18 financial parties, each of whom was provided access to confidential financial and other information regarding the Company. Each interested party was also offered an opportunity to schedule a due diligence session with senior management of the Company, and 18 of those parties attended such sessions.

During this period, the Special Committee met formally on two occasions, in addition to ongoing communications among members of the Special Committee and frequent updates from management and Goldman Sachs regarding material developments related to the process. Representatives of management, Goldman Sachs, RBC and Goodmans attended portions of each meeting to provide updates regarding the strategic review process, and regular in camera sessions were held in which management was not present. As the process progressed, Goldman Sachs reported that a number of parties were expressing interest in acquiring specific business units or other assets of the Company, and the Special Committee continually considered whether it would be advisable to implement a parallel process for the sale and/or spin-out of one or more of the Company’s individual business units. During this period, RBC, at the request of the Special Committee and with the assistance of management, began developing potential financing packages that could be offered to financial buyers in connection with a transaction involving the whole Company or one or more of its business units.  The Special Committee also continued to supervise and receive updates regarding the potential sale of the Late-Stage operations of MDS Pharma Services and alternatives with respect to the AB/MDS Analytical Technologies Joint Venture.

On February 19, 2009, the Company received two final non-binding proposals for the acquisition of the Phase II-IV operations, which were communicated to the Special Committee.

On March 11, 2009, the human resources and compensation committee of the Board (the “HRCC”) met to consider an incentive and retention plan that had initially been proposed at the time that the strategic review process was initiated. Representatives of Towers Perrin, an experienced compensation consultant, attended the meeting.  The members of the HRCC, with input from Towers Perrin, discussed the need to ensure that management’s interests were aligned with Shareholders and to retain individuals who would be critical to maximize Shareholder value throughout the period of uncertainty created by the strategic review process.  The HRCC considered the framework for the proposed incentive and retention plan, how the plan was designed to achieve its objectives and an illustration of the total compensation that could be received by the Company’s executives under a variety of scenarios.  The HRCC unanimously resolved to recommend that the Board adopt the incentive and retention plan in principle.

Later on March 11, 2009, during a meeting of the Board, the Special Committee, with the assistance of management and the financial advisors, provided an update to the Board regarding the status of the strategic review process. Management and the financial advisors also provided a presentation regarding the Company’s financial performance and current market and industry trends.  The Board discussed the factors that had led to the strategic review process and the formation of the Special Committee, including concerns regarding the financial performance of MDS Pharma Services, the status of the AB/MDS Analytical Technologies Joint Venture, deteriorating economic and market conditions, the potential to create value for Shareholders by separating the principal business units of MDS and the desire expressed by certain Shareholders to obtain near-term liquidity.  The Board, based in part on the advice of management and the financial advisors, determined that those factors continued to support the need for the strategic review process and that it would therefore be in the best interests of the Company and its Shareholders for the Special Committee to continue its process.  In making this determination, the Board again considered the risks and difficulties of conducting a process in the context of the then current economic and market conditions.  The Board also delegated authority to the Special Committee to approve the sale of the Phase II-IV operations and, based in part on the recommendation of the HRCC and the advice of Towers Perrin, unanimously resolved to approve the proposed incentive and retention plan (subject to final approval of the terms of the plan by the HRCC).

On March 12, 2009, the Special Committee met to discuss the matters that had been discussed in the Board meeting the previous day, and to assess next steps for the strategic review process. At the meeting, the Special Committee authorized Goldman Sachs to deliver a process letter to each party that entered into a confidentiality and standstill agreement, inviting each party to submit a non-binding proposal for an acquisition of the Company by no later than March 19, 2009. Based on further feedback received by management and Goldman Sachs from parties involved in the process, the Special Committee gave further consideration to whether it was advisable to pursue a parallel process to evaluate transactions involving the sale or spin-out of the Company’s individual business units.  The Special Committee discussed the matter, with input from management and the financial advisors, and concluded that it would be in the best interests of the Company and its Shareholders to pursue such transactions while continuing to pursue a potential sale of the whole Company and, accordingly, the Special Committee authorized management and the financial advisors to solicit interest in such transactions.  The Special Committee also directed management and the financial advisors to explore alternative means to distribute a substantial portion of the proceeds from any such transaction to Shareholders.

On March 13, 2009, Goldman Sachs delivered the process letters. On or about March 19, 2009, three parties submitted non-binding proposals for a transaction involving the acquisition of the whole Company. In addition, a number of parties submitted non-binding proposals for the acquisition of certain of the Company’s business units, including two non-binding proposals for the acquisition of the AT Business.  Goldman Sachs promptly provided a full update regarding the proposals to the Special Committee.

The Special Committee met on March 24, 2009 to discuss the non-binding proposals. Representatives of management, Goldman Sachs, RBC and Goodmans attended the meeting.  During the meeting, management and representatives of Goldman Sachs presented and explained the material terms of each of the proposals that had been received.  The representatives of Goldman Sachs indicated that additional proposals for the acquisition of the Company and/or its business units were expected to be received within the next 48 hours. As a result, the Special Committee deferred a decision regarding which parties would be invited to participate in the next phase of the process.  Subsequently, three additional non-binding proposals were received for the acquisition of the whole Company and an additional non-binding proposal was received for the acquisition of one of the Company’s business units.

The Special Committee met again with management and the advisors on March 26, 2009 to review the additional non-binding proposals that had been received, and to consider next steps for the process.  Management and Goldman Sachs provided a presentation that summarized the material terms of each proposal, the party making the proposal, and the benefits and risks associated with each proposal and each party.  The Special Committee, based in part on the input of management and the financial advisors, determined that three of the five proposals for an acquisition of the whole Company could potentially lead to a transaction that was in the best interests of the Company and its Shareholders, and that those parties should be invited to continue to participate in the process.  The Special Committee directed Goldman Sachs to communicate to the other two parties that they could be invited to continue to participate in the process if they submitted superior proposals.  The Special Committee also determined that each of the parties that had submitted a proposal for the acquisition of the AT Business and the Early Stage operations of MDS Pharma Services should be invited to continue to conduct due diligence, pending further solicitation of proposals for individual business units.

Following the March 26, 2009 meeting, Goldman Sachs notified each of the parties that would be invited to participate in the next phase of the process for each of the transactions that were being considered by the Special Committee.  Over the next ten weeks, Goldman Sachs, with the assistance of management and under the direction of the Special Committee, engaged in further discussions with each of the parties that had been invited to continue to participate in the process and provided additional information to, and responded to additional due diligence requests from, each of those parties. Each party was also offered the opportunity to schedule additional due diligence sessions with senior management of the Company, and 8 such sessions were held with 9 of those parties.

During this period, Goldman Sachs, under the direction of the Special Committee, also contacted 26 parties, comprised of 20 strategic buyers and six financial buyers, for the acquisition of the Company or one or more of its business units.  The Company entered into additional confidentiality and standstill agreements with 11 interested parties, each of whom was provided access to confidential financial and other information regarding the Company, and additional management presentations were held with eight of those parties. As a result, one additional non-binding proposal was received for an acquisition of the whole Company, and a number of additional non-binding proposals were received for an acquisition of certain of the Company’s business units, including one non-binding proposal for the acquisition of certain assets representing a portion of the AT Business.

During this period, the Special Committee met formally on six occasions to receive updates regarding the status of the strategic review process, and management and Goldman Sachs provided more frequent updates to Mr. MacDonald (who in turn updated the other Special Committee members). RBC continued to develop financing packages and began conducting informal discussions with interested parties to provide indications of the terms of the financing that was expected to be available for various transactions.  The Special Committee, with the assistance of management and the Company’s financial advisors, continued to consider alternative means to distribute a substantial portion of the proceeds from any such transactions to Shareholders. At this stage, the Company was also engaging in discussions with representatives of Life regarding efforts to coordinate a potential sale of the AB/MDS Analytical Technologies Joint Venture as a single enterprise, including providing joint management presentations to two parties involved in the Company’s strategic review process.

On May 18, 2009, Atomic Energy of Canada Limited (“AECL”), the primary supplier of medical isotopes to MDS Nordion, announced that its National Research Universal nuclear reactor at Chalk River (the “NRU”), which produces approximately 30% – 40% of the world’s medical isotopes and approximately 50% of those used in North America, had been shut-down as a result of a heavy water leak. At the time, it was anticipated that the NRU would remain out of service for more than one month, which period was subsequently extended on a number of occasions. Based on historical EBITDA trends related to NRU supplied products, it was expected that the shut-down of the NRU would materially reduce the EBITDA generated by MDS Nordion. In addition, it was expected that a longer-term shut-down of the NRU might adversely affect the Company’s ability to remain in compliance with its debt covenants, to realize its tax strategies, to fully utilize its assets, to make investments in its business, and to implement restructuring required to deliver improvements to EBITDA.

On May 21, 2009, the Special Committee met with management and the advisors to discuss the status of the process. Much of the discussion focused on the implications of the NRU shut-down and, in particular, the prospect for a sale of the whole Company. Representatives of management and Goldman Sachs provided an update regarding the response of each of the parties involved in the strategic review process to the NRU shut-down and management discussed the anticipated impact of the NRU developments on the financial condition of MDS Nordion and the Company as a whole. While the Special Committee acknowledged that these developments could have a material impact on the strategic review process, it determined that it would be premature to fundamentally alter the scope of the process until such time as additional information was available.

Over the next week, the Special Committee held two further meetings to receive updates regarding the status of negotiations for the sale of the Phase II-IV operations and additional analysis regarding the historical and projected financial performance of the business. Based on the information presented and the recommendations of management and the financial advisors, the Special Committee unanimously approved the sale of the Phase II-IV operations. On June 1, 2009, the Company publicly announced the execution of a definitive agreement for the sale of the Phase II-IV operations to INC Research, (R) Inc. as well as the Company’s intention to sell Central Labs and to focus on the Early Stage operations of MDS Pharma Services.

During its May 28, 2009 and June 4, 2009 meetings, the Special Committee received further updates regarding the status of discussions with each of the parties involved in the strategic review process, as well as additional information regarding the impact of the NRU shut-down.  Management discussed the impact of the NRU shut-down on the Company’s financial performance and the anticipated timing of the NRU coming back online.  Management and the financial advisors outlined the negative implications of the NRU shut-down on interest in an acquisition of the whole Company and the ability for a party to finance such an acquisition.  The Special Committee expressed the view that the NRU shut-down created significant uncertainty regarding the near-term financial performance of MDS Nordion and Shareholder value and, on balance, reinforced the need for the strategic review process.  The Special Committee also reassessed the other factors that had led to the initiation of the strategic review process.  Based in part upon the recommendations of management and the financial advisors, the Special Committee directed management and the financial advisors to continue to pursue the sale or spin-out of the Company’s individual business units (including a potential coordinated sale of the AT Business together with Life’s interest in the AB/MDS Analytical Technologies Joint Venture), and to re-engage with the parties that submitted proposals for the acquisition of the whole Company to obtain revised indications of value.  The Special Committee targeted June 18, 2009 as the date for submissions of revised proposals and, toward that end, authorized Goldman Sachs to deliver process letters to interested parties.

The Special Committee met on June 11, 2009 and June 18, 2009 to receive further updates from management and Goldman Sachs regarding the status of discussions with each of the parties involved in the strategic review process.  During these updates, representatives of Goldman Sachs indicated that interest in a transaction involving the whole Company had deteriorated, primarily as a result of developments related to the NRU, and that it was unclear whether any proposals would be received for such a transaction.  Management and Goldman Sachs also recommended that the Special Committee consider extending the deadline for the submission of final non-binding proposals.  The Special Committee, along with management and the advisors, discussed the risks and benefits associated with extending the deadline, particularly in light of the delays that had already been created by the NRU shut-down.  On balance, it was determined that the benefits of receiving as many proposals as possible outweighed the risks associated with a moderate extension of the deadline, and that it would therefore be advisable to extend the deadline to June 26, 2009.

On June 11, 2009, Goldman Sachs delivered process letters to each of the parties involved in the strategic review process, inviting them to submit final non-binding proposals for each transaction that they were considering no later than June 26, 2009. A draft form of purchase agreement was also submitted to parties that had expressed an interest in an acquisition of the AT Business.

At a June 24, 2009 meeting of the Board, the Special Committee, with the assistance of management and the financial advisors, provided an update regarding the strategic review process.

On June 26, 2009, three parties (including the Buyer) submitted non-binding proposals for a transaction involving the acquisition of the AT Business.  Additional parties also submitted indications of interest or confirmed they would be submitting indications of interest in respect of the Early Stage operations of MDS Pharma Services. No proposals were received for a transaction involving the acquisition of the whole Company.  Goldman Sachs promptly provided an update regarding the non-binding proposals to Mr. MacDonald, who in turn updated the other members of the Special Committee.

On June 30, 2009, the Special Committee met, along with representatives of management, Goldman Sachs, RBC, Goodmans and Skadden Arps, to consider and discuss the non-binding proposals that had been received on June 26, 2009. Representatives of management and the advisors summarized the material terms and conditions of each of the proposals, including requests for exclusivity by certain parties. Based in part on the advice of management and the financial advisors, the Special Committee determined that only two of the proposals (including the proposal submitted by the Buyer) for an acquisition of the AT Business could potentially form the basis for a transaction that was in the best interests of the Company and its Shareholders, and there was extensive discussion among the Special Committee, management and the advisors regarding the relative risks and benefits associated with each of those proposals.  The Special Committee determined that it would be appropriate to present to the Board each of the two proposals for the AT Business that were being considered by the Special Committee. In the interim, a strategy was developed to attempt to obtain a higher purchase price for the AT Business, and contract terms that would be more favourable to the Company.

On July 6, 2009, Life notified Mr. MacDonald that it had reached an “agreement in principle” on the framework for an agreement to sell its interest in the AB/MDS Analytical Technologies Joint Venture to the Buyer.

On July 7, 2009, the Board met to receive an update regarding the status of the strategic review process and to consider whether it would be in the best interests of the Company and its Shareholders to pursue a transaction on the basis of any of the proposals that had been received. Representatives of management, Goldman Sachs, RBC, Goodmans and Skadden Arps attended the meeting. At the meeting, representatives of Goodmans provided a presentation regarding the corporate and fiduciary obligations of the Board in the context of a potential transaction involving one or more of the Company’s business units. Management and representatives of Goldman Sachs and RBC provided a detailed presentation that included an analysis of the historical and projected financial performance of the Company and current market and industry trends, a summary of actions taken and material developments in connection with the strategic review process to date, an analysis of the risks and benefits of each alternative available to the Company (including the option of not pursuing any transaction), and a detailed analysis regarding the financial condition of the remaining businesses of MDS under a variety of scenarios. Representatives of Skadden Arps also provided a summary of certain legal aspects of each of the proposals.

During the meeting, the Board discussed whether it continued to be advisable for the Company to pursue one or more strategic alternatives.  The Board discussed the status of each of the factors that had led to the initiation of the strategic review process and concluded that those factors continued to support the need for the Company to explore whether a transaction that was in the best interests of the Company and its Shareholders could be negotiated.  The Board then discussed each of the proposals that had been received, and the risks and benefits associated with each proposal, and agreed with the Committee’s recommendation that only two of the proposals could potentially lead to a transaction that was in the best interests of the Company and its Shareholders.

There was an extensive discussion regarding whether the Company could continue to negotiate with both parties, or whether it would be necessary to grant one of the parties the exclusive right to negotiate an acquisition of the AT Business.  Based in part on information provided by management and the financial advisors (including reports of communications with both parties), the Board determined that neither party would be willing to continue to pursue an acquisition of the AT Business in the absence of an exclusivity agreement. After extensive discussion, including input from the legal and financial advisors, the Board unanimously concluded that it would be in the best interests of the Company and its Shareholders to pursue a potential sale of the AT Business to the Buyer. Accordingly, the Board authorized management to enter into an exclusivity agreement with the Buyer, subject to the Buyer agreeing to increase the price offered in its non-binding proposal and to contract terms that were more favourable to the Company.

Following the Board meeting, representatives of Goldman Sachs communicated to the Buyer that the Company would be willing to enter into an appropriate exclusivity arrangement in exchange for an increased purchase price and more favourable contract terms. Over the next three days, management and the advisors negotiated an exclusivity agreement with the Buyer, setting forth the basis upon which the parties would attempt to negotiate the sale of the AT Business to the Buyer. Among other things, the Buyer agreed to an increase in the purchase price set forth in its June 26 proposal and more favourable contract terms to the Company. On the evening of July 10, 2009, the Company entered into an exclusivity agreement with the Buyer that granted the Buyer a 21-day period in which to negotiate a transaction for the acquisition of the AT Business (as well as Life’s interest in the AB/MDS Analytical Technologies Joint Venture) and during which period the Company agreed not to solicit other proposals for a transaction involving the AT Business.

During the following three week period, management and the financial advisors, under the direction of the Special Committee and in conjunction with representatives of Life, facilitated additional due diligence review by the Buyer and negotiated the terms of the Sale Agreement. Management, with the assistance of the financial advisors, also prepared detailed analysis regarding the financial condition of the Company’s remaining businesses following completion of one or more transactions to assist the Special Committee and the Board in determining whether to proceed with any transactions.

During this period, the Special Committee met on four occasions to receive further updates regarding the status of negotiations, and to provide direction regarding a number of issues.  The Special Committee received updates regarding specific contract terms that were being negotiated for the potential sale of the AT Business, outstanding due diligence items, and further analysis regarding the financial condition of, and the plans for, the remaining businesses of the Company following one or more potential transactions. At several of the meetings, the Special Committee, with the assistance of the legal and financial advisors, extensively considered, and provided direction with respect to, the material provisions of the Sale Agreement.

At each meeting during this period, the Special Committee held in camera sessions in which representatives of management and the financial advisors were not present, to further discuss the issues considered at the meetings. Among other things, the Special Committee, with input from its legal advisors, discussed whether it would be advisable to obtain a fairness opinion in connection with the potential sale of the AT Business or any other potential transactions.  The Special Committee determined that it would be appropriate to obtain a fairness opinion from one of the Company’s existing financial advisors, as well as a fairness opinion from an independent financial advisor whose compensation was not contingent upon the completion of the transaction. After considering a number of potential financial advisors, the Special Committee selected Blair Franklin Capital Partners Inc. to provide an independent fairness opinion.

During this period, the Special Committee continually monitored the financial performance of MDS Pharma Services as well as the costs and benefits associated with pursuing the process for a sale of the Early Stage operations of MDS Pharma Services.

At a meeting of the Special Committee held on July 31, 2009, the Special Committee discussed, among other things, whether it would be advisable to extend the exclusivity period with the Buyer, given the current status of negotiations and the fact that the exclusivity period was set to expire at 6:00 p.m. that evening.  At the meeting, management and the financial advisors summarized the key issues to be addressed in the context of reaching an agreement with the Buyer. Based in part on the recommendations of management and the advisors, the Special Committee determined that in order to continue to pursue a transaction with the Buyer it would be necessary to extend the exclusivity agreement, and authorized management to extend the exclusivity period, subject to the resolution with the Buyer of certain key issues.  Those issues were not resolved by 6:00 pm and, as such, the exclusivity period expired.

Following expiration of the exclusivity period, the Company received an unsolicited expression of interest regarding a potential acquisition for the whole Company from a party that had previously been involved in the strategic review process. Management immediately advised the Special Committee of the proposal and a meeting of the Special Committee, together with management and the advisors, was convened to consider the terms of the proposal. At the direction of the Special Committee, management and the financial advisors subsequently sought further clarification of the proposal and reported back to the Special Committee.  Based on the terms of the proposal, including the clarification that was provided, the Special Committee determined that it would not be in the best interests of the Company or its Shareholders to pursue further discussion concerning the expression of interest.

Over the next two days, management and the advisors negotiated a resolution of certain outstanding issues with the Buyer in the manner directed by the Special Committee and, on August 3, 2009, the Company entered into an agreement reinstituting the exclusivity period with the Buyer for a period of 14 days, subject to the Company’s right to terminate the agreement in its discretion after seven days.

Between August 3 and August 16, 2009, management and the advisors continued to negotiate the terms of the Sale Agreement with representatives of the Buyer and its advisors. During this period, the Special Committee met on four occasions, in addition to more frequent discussions between members of the Special Committee members and numerous updates from management and the advisors. At those meetings, the Special Committee carefully considered, with the assistance of management and the advisors, the Company’s ability to distribute a substantial portion of the proceeds of one or more transactions to Shareholders, as well as the financial condition and viability of the Company following any such transactions.

On August 17, 2009, the Board met to receive an update regarding the status of the strategic review process and to consider next steps.  The meeting was attended by representatives of management as well as Goldman Sachs, RBC, Goodmans, Skadden Arps and Faskens. At the meeting, management and the financial advisors presented updated forecasts for the Company and its business units, as well as information regarding the Company’s ability to distribute a substantial portion of the proceeds from one or more transactions and the financial condition and viability of the Company following any such distributions. Representatives of Goldman Sachs presented their preliminary financial analysis and views regarding the fairness of the cash consideration to be paid to the Company in connection with the Sale, from a financial point of view, to the Company. After considering the factors that supported the strategic review process, and based in part of the advice of management and the advisors, the Board determined that continuing to pursue the Sale on the terms being contemplated was in the best interests of the Company and its Shareholders.

Also on August 17, 2009 representatives of management and the advisors travelled to Washington, D.C. to meet with representatives of the Buyer, Life and their respective advisors.  The parties held a series of meetings over a four-day period in which they further negotiated the terms of the Sale Agreement. During this period, the Special Committee met frequently via telephone conference to receive updates regarding the status of negotiations, to discuss material issues outstanding between the parties, and to provide direction to management and the advisors.  The Special Committee also received updates regarding the status of discussions between the Buyer and Life. On August 18, 2009, the exclusivity agreement between the parties expired.

On August 19, 2009, the Company received an unsolicited call from a strategic party in the life sciences industry (“Party B”), expressing an interest in a potential acquisition of the AT Business, as well as Life’s interest in the AB/MDS Analytical Technologies Joint Venture. A meeting of the Special Committee was convened to consider the expression of interest, at which representatives of management, Goldman Sachs, RBC, Skadden Arps and Goodmans were in attendance. At the meeting, the Special Committee, with the assistance of management and the advisors, compared the relative benefits, risks and other implications of Party B’s expression of interest and the transaction being negotiated with the Buyer.  The Special Committee recognized that, given the preliminary nature of the expression of interest, there was significant uncertainty with respect to whether the Company and Party B could reach a definitive agreement to undertake the transaction that was being discussed, as well as significant uncertainty with respect to the timing to complete due diligence, financing commitments and definitive documentation. However, because of the incremental value suggested in Party B’s expression of interest (and that the exclusivity period with the Buyer had expired and not been renewed), the Special Committee determined that it should determine whether there may be a basis for a transaction that was superior to the transaction being negotiated with the Buyer.  The Company and Party B promptly entered into a confidentiality and standstill agreement, and Party B was provided with a management presentation and given access to financial and other diligence information regarding the Company and the AT Business.

The meetings with the Buyer in Washington, D.C. ended on August 20, 2009 without an agreement for a transaction having been reached and without the exclusivity agreement having been renewed. However, management and the advisors advised the Special Committee that progress had been made during the meetings.

On August 21, 2009, Party B delivered to the Company a written non-binding proposal for the acquisition of the AT Business for aggregate consideration of $700 million, which the Company understood would consist of cash or a combination of cash and Party B’s stock.  The non-binding proposal indicated that it was subject to a number of conditions, including the receipt of adequate financing by Party B, negotiation of definitive agreements, final approval of Party B’s board of directors and completion of satisfactory due diligence.

A meeting of the Special Committee was convened later that day to discuss the non-binding proposal. Representatives of management as well as Goldman Sachs, RBC, Goodmans and Skadden Arps were in attendance. During the meeting the Special Committee, with the assistance of management and the advisors, further discussed the relative benefits and risks associated with Party B’s proposal and the transaction being negotiated with the Buyer. In particular, the Special Committee weighed the higher consideration offered under Party B’s proposal against the risks associated with the proposal. Among other things, the Special Committee expressed the view that the transaction being negotiated with the Buyer provided greater certainty of value than Party B’s proposal. However, in light of the incremental value that Party B was offering, the Special Committee continued to believe that it was obligated to determine whether there may be a reasonable basis for a transaction with Party B unless and until the Buyer improved the financial and other terms of its offer. As such, the Special Committee directed management and the financial advisors to continue to engage in discussions with Party B to determine whether greater certainty could be obtained with respect to Party B’s ability to complete a transaction on the terms set forth in its proposal.

Over the next several days, the Company continued to engage in discussions with, and provide diligence information to, Party B. In particular, members of the Special Committee, management and the financial advisors held a number of discussions with Party B and its advisors in an attempt to further understand Party B’s ability to complete the proposed transaction and the timing for reaching a definitive agreement.  The Company understood that during this period, Party B provided a similar non-binding proposal to Life. Subsequently, the Company was informed by Party B that Life had ceased to permit Party B to conduct due diligence regarding Life’s portion of the AB/MDS Analytical Technologies Joint Venture and, in that context, Party B might not be in a position to further pursue its proposal for the AT Business.

During meetings held on August 24 and August 25, 2009, the Special Committee, with the assistance of management and the advisors, again reviewed the relative benefits and risks associated with Party B’s non-binding proposal and the transaction being negotiated with the Buyer in light of the additional discussions held with Party B and its advisors.  The Special Committee reaffirmed its previous conclusion that, in light of the risks associated with Party B’s non-binding proposal, including the fact that Party B might have difficulty negotiating an agreement to acquire Life’s interest of the AB/MDS Analytical Technologies Joint Venture, and other risks and uncertainties identified below, there was significant uncertainty regarding the parties’ ability to reach an agreement and complete a transaction on the terms set out in Party B’s proposal. However, in light of the incremental value that Party B was offering, the Special Committee determined that it was not currently willing to conclude a transaction with the Buyer unless the Company could negotiate more favourable terms, including a higher purchase price and more favourable contract terms. Accordingly, the Special Committee authorized management and Goldman Sachs to deliver a revised proposal to the Buyer setting forth the basis on which the Company would be prepared to proceed with a transaction.

Over the next several days, the parties continued to negotiate the terms of the Sale Agreement, including the terms of the revised proposal delivered to the Buyer by the Company. As a result of those negotiations, the Buyer agreed to more favourable contract terms including, among others, an increase in the base consideration offered under the Sale to $650 million.

On August 30, 2009, Party B delivered a revised non-binding proposal to the Company setting out the terms on which Party B would be prepared to acquire all of the outstanding shares of MDS (rather than just the AT Business), subject to a number of conditions, including due diligence. Mr. MacDonald promptly convened a meeting of the Special Committee later that day to consider the proposal. At the meeting, the Special Committee, with the assistance of management and the advisors, reviewed the terms of the revised proposal. Among other things, the Special Committee members discussed that Party B’s new proposal raised the same concerns as its previous proposal in terms of the risks and uncertainties related to Party B’s ability to finance the transaction, the value of the equity that would form part of the consideration, the time required to complete additional due diligence and the ability of the parties to negotiate acceptable definitive agreements. However, the Special Committee directed management and the advisors to engage in further discussions with Party B in order to obtain additional details regarding its revised proposal. As a result of those discussions and additional due diligence conducted by Party B, Party B communicated to the Company that it could not proceed with a transaction on the basis set out in its proposal but would re-evaluate the terms of its proposal to acquire all of the outstanding shares of MDS.

Over the next two days, the Company, under the direction of the Special Committee, and the Buyer finalized the terms of the Sale Agreement. In addition, the Buyer negotiated the terms of the Support Agreements with ValueAct Capital and Enterprise Capital, pursuant to which those Shareholders agreed to vote the Common Shares they own, control or manage for approval of the Sale (subject to the ability of those Shareholders to change their vote if the Board changes its recommendation regarding the Sale).  See “Support Agreements”.  The Buyer and Life also finalized the terms on which the Buyer would concurrently acquire Life’s interest in the AB/MDS Analytical Technologies Joint Venture.

On September 1, 2009, a joint meeting of the Special Committee and the Board of Directors was convened to consider the Sale. Representatives of management, Goldman Sachs, RBC, Blair Franklin, Goodmans, Skadden Arps and Faskens were in attendance. At the meeting, representatives of Goodmans and Skadden Arps discussed with the directors their duties in considering the transaction, the process that had been undertaken by the Special Committee and the principal terms of the Sale Agreement. Management also described the manner in which the principal issues in the Sale Agreement had been resolved. Goldman Sachs provided a detailed presentation regarding the financial aspects of the consideration to be paid to the Company pursuant to the Sale and the impact of the Sale on the Company. At the conclusion of its presentation, Goldman Sachs rendered its opinion, which opinion was subsequently confirmed in writing, that as of September 2, 2009 and based upon and subject to the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken set forth in such opinion, the cash consideration of $650 million to be paid to the Company pursuant to the Sale Agreement was fair, from a financial point of view, to the Company. Blair Franklin provided a similar presentation and also rendered an opinion, which was subsequently confirmed in writing, that the consideration to be paid to the Company was fair, from a financial point of view, to the Shareholders, where the consideration to be paid to the Company is taken as a whole, including the impact on the value of the Company after giving effect to the transactions contemplated in the Sale Agreement.  Representatives of RBC also discussed their assessment of the financial aspects of the Sale and expressed support for the opinions provided by Goldman Sachs and Blair Franklin. Management provided an updated presentation regarding, among other things, the anticipated distribution of proceeds from the Sale to Shareholders as well as the financial condition and viability of the Company following the Sale and the other transactions that were being contemplated.

After considering the proposed terms of the Sale Agreement and the advice of the financial and legal advisors, the Special Committee unanimously resolved to recommend that the Board approve the Sale Agreement and the Sale and that the Board recommend that Shareholders vote for the approval of the Sale Resolution.  The Board then received the unanimous recommendation of the Special Committee. Following further discussions among and questions by the directors, the Board unanimously determined that the Sale Agreement and the transactions contemplated thereby, including the Sale, are in the best interests of the Company and its Shareholders.  Accordingly, the Board unanimously approved the Sale Agreement and the transactions contemplated thereby, including the Sale, and unanimously recommended that Shareholders vote for the approval of the Sale Resolution.

On September 2, 2009, the Company and the Buyer executed the Sale Agreement and, prior to the opening of the markets, each party issued a press release announcing the execution of the Sale Agreement. Later on September 2, 2009, following the execution of the Support Agreements, the Company issued a further press release announcing that Value Capital and Enterprise Capital had entered into the Support Agreements.

Reasons for the Sale; Recommendation of the Special Committee and the Board of Directors; Fairness of the Sale

The Special Committee

The Special Committee, working with management and, acting with the advice and assistance of the Company’s and its financial and legal advisors, evaluated and directed the negotiation of the Sale, including the material terms and conditions of the Sale Agreement.  The Special Committee unanimously determined that the Sale is in the best interests of the Company and its Shareholders. Accordingly, the Special Committee unanimously recommended to the Board that: (i) the Board of Directors approve the Sale Agreement and the Sale, and (ii) the Board of Directors recommend that Shareholders vote for the approval of the Sale Resolution.

In determining that the Sale is in the best interests of the Company and its Shareholders, and in making its recommendations to the Board, the Special Committee considered the general context in which MDS is operating. In particular, the Special Committee was mindful of the possible impact on the value of the AT Business, over the long term, of a joint venture relationship with a partner that had communicated an intention to exit the business, Shareholder representations encouraging the Board to be pro-active in seeking alternatives to provide near-term liquidity to Shareholders, continued concerns regarding the financial performance of MDS Pharma Services, the belief that separating the principal business units of MDS could create value for Shareholders and the impact of the NRU shut-down on near-term financial performance, including heightened risk of MDS breaching its debt covenants, and in each case, the corresponding adverse impact on Shareholder value.

In making its determinations and recommendations, the Special Committee also considered a number of factors related to the Sale. In particular the Special Committee considered a number of substantive factors and benefits to the Company and its Shareholders, including the following:

1.	the consideration to be paid to the Company under the Sale Agreement is all cash, which provides certainty of value to the Company;

2.
the fact that each of Party B’s proposals was, relative to the Sale, subject to numerous risks and uncertainties, including the time required for Party B to conduct due diligence, the risk of Party B obtaining adequate financing to complete the transaction, potential regulatory and anti-trust issues, the risks associated with negotiating definitive agreements for a transaction, the risk that Party B and Life would not be able to reach an agreement for the acquisition of Life’s interest in the AB/MDS Analytical Technologies Joint Venture, the uncertain value of Party B’s stock that would likely form part of the consideration under Party B’s proposal and the risk that the consideration offered under Party B’s proposals could decrease, including if the Company was no longer negotiating the Sale with the Buyer;

3.
the increase in the consideration to be paid to the Company under the Sale Agreement following receipt of Party B’s initial proposal, which consideration was certain and not subject to further due diligence or negotiating risk;

4.	the expectation that a substantial portion of the proceeds of the Sale will be returned to Shareholders by way of a share buyback through a substantial issuer bid;

5.
the opinion delivered by Goldman Sachs to the effect that, as of September 2, 2009 and based upon and subject to the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken set forth in such opinion, the cash consideration of $650 million to be paid to the Company for the AT Business pursuant to the Sale Agreement was fair, from a financial point of view, to the Company;

6.
the opinion delivered by Blair Franklin to the effect that the consideration to be received by the Company was fair, from a financial point of view, to the Shareholders, where the consideration to be paid to the Company is taken as a whole, including the impact on the value of the Company after giving effect to the transactions contemplated in the Sale Agreement;

7.	the reputation, experience and financial standing of the Buyer;

8.	the likelihood that the Sale will be completed, given the limited number of conditions and regulatory approvals necessary to complete the Sale, including the fact that there is no financing condition;

9.	information regarding the business, operations, property, assets, financial performance and condition, operating results and prospects of the Company and the AT Business over the near-term;

10.
the fact that ValueAct Capital and Enterprise Capital, who collectively own, manage or control approximately 23% of the issued and outstanding Common Shares, entered into the Support Agreements (see “Support Agreements”);

11.
input from financial advisors to the Special Committee and Board regarding the near-term impact on the Common Shares in the event that the strategic review process was terminated in the absence of the Sale;

12.	current industry, economic and market conditions and trends; and

13.	Life’s decision to sell its interest in the AB/MDS Analytical Technologies Joint Venture to the Buyer.

In addition, the Special Committee believes that sufficient procedural safeguards were and are present to ensure the fairness of the Sale to the Company and the Shareholders, and to permit the Special Committee to represent effectively the interests of the Company and the Shareholders.  The Special Committee considered a number of factors relating to these procedural safeguards, each of which it believes supported its determinations and recommendations, and provided assurance of the fairness of the Sale to the Company and the Shareholders, including the following:

1.
the Company conducted an extensive review of strategic alternatives over a period of many months and solicited proposals and responded to inquiries from more than 50 strategic and financial buyers regarding a potential acquisition of the Company or one or more of its business units;

2.
the strategic review process was conducted under the oversight of the Special Committee, which was comprised solely of directors who are independent (within the meaning of applicable Canadian securities laws);

3.	the Special Committee retained and received advice from experienced and qualified financial and legal advisors in evaluating, negotiating and recommending the terms of the Sale Agreement;

4.
subject to the terms of the Sale Agreement, the Board of Directors is permitted to engage in discussions or negotiations with respect to an unsolicited, bona fide Acquisition Proposal at any time if the Board determines in good faith, after consultation with the Company’s financial advisors and outside legal advisors, that such Acquisition Proposal constitutes or is likely to lead to a Superior Proposal;

5.
subject to the terms of the Sale Agreement, the Board of Directors is permitted to change its recommendation to Shareholders with respect to the Sale in the event that a Superior Proposal is received from a third party, and the Shareholders that are subject to the Support Agreements are not required to vote for the approval of the Sale in those circumstances;

6.
the Termination Fee payable by the Company to the Buyer in certain circumstances (including if the Board changes its recommendation to Shareholders regarding the Sale in response to a Superior Proposal) is 4% of the consideration payable under the Sale Agreement and should not preclude another party from pursuing a potential transaction with the Company; and

7.	the requirement that the Sale Resolution be approved by at least 66 2/3% of the votes cast by Shareholders present in person at the Meeting or represented by proxy.

The Special Committee also considered a variety of risks and other potentially negative factors concerning the Sale Agreement and the Sale, including the following:

1.
the fact that the Company and the Shareholders will not participate in any future earnings or growth of the AT Business and will not benefit from any appreciation in value of the AT Business to the extent that those benefits exceed those potential benefits reflected in the consideration to be received under the Sale Agreement;

2.	the consideration in Party B’s initial proposal was, on its face, greater than the consideration offered under the Sale;

3.	the fact that Party B may have been willing to proceed with a transaction to acquire all of the outstanding Common Shares;

4.
the uncertain market and economic conditions in which the strategic review was conducted and the Sale was negotiated, which, among other things, may have affected the consideration payable under the Sale Agreement and adversely impacted the ability of the Company to solicit an acquisition proposal for the AT Business that is superior to the Sale;

5.	the conditions to the Buyer’s obligation to complete the Sale Agreement and the rights of the Buyer to terminate the Sale Agreement in certain circumstances;

6.	other risks associated with the parties’ ability to complete the Sale, in light of the inherent uncertainty created by current economic and market conditions;

7.
the limitations contained in the Sale Agreement on the Company’s ability to solicit additional Acquisition Proposals from third parties, as well as the fact that if the Sale Agreement is terminated in certain circumstances, the Company must pay a Termination Fee to the Buyer and/or reimburse the Buyer for certain expenses;

8.	the fact that the Company is required to hold the Meeting to approve the Sale even if the Board of Directors changes its recommendation as a result of a Superior Proposal;

9.	the impact of the NRU shut-down on the Company’s ability to solicit an acquisition proposal for the whole Company;

10.
the fact that the Company is expected to incur approximately $61 million in pre-tax transaction and restructuring costs related to the Sale.  See “Use of Proceeds — Transaction and Restructuring Costs”; and

11.	each of the risk factors described under the heading “Risk Factors”.

The foregoing discussion summarizes the material factors considered by the Special Committee in its consideration and evaluation of the Sale, which factors are not intended to be exhaustive of all of the factors considered. After considering these and other factors, the Special Committee concluded that the positive factors outweighed the potential negative factors. In view of the wide variety of factors considered by the Special Committee, and the complexity of these matters, the Special Committee did not find it practicable to quantify or otherwise assign relative weight to the foregoing factors. In addition, individual members of the Special Committee may have assigned different weights to various factors.  The Special Committee unanimously recommended that the Board of Directors approve the Sale Agreement and the Sale, and that the Board recommend that Shareholders vote for the approval of the Sale Resolution, based on the totality of the information presented to and considered by it.

The Board of Directors

The Board of Directors, having received and considered the unanimous recommendation of the Special Committee, at a meeting described above on September 1, 2009, (i) unanimously determined that the Sale Agreement and the transactions contemplated thereby, including the Sale, are in the best interests of the Company and its Shareholders, (ii) unanimously approved the Sale Agreement and the transactions contemplated thereby, including the Sale, and (iii) unanimously recommend that Shareholders vote for the approval of the Sale Resolution.

In reaching these determinations, the Board of Directors considered (i) the opinion delivered by Goldman Sachs to the effect that as of September 2, 2009 and based upon and subject to the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken set forth in such opinion, the cash consideration of $650 million to be paid to the Company for the AT Business pursuant to the Sale Agreement was fair, from a financial point of view, to the Company, (ii) the opinion delivered by Blair Franklin to the effect that the consideration to be paid to the Company for the AT Business pursuant to the Sale Agreement was fair, from a financial point of view, to the Shareholders, where the consideration to be paid to the Company is taken as a whole, including the impact on the value of the Company after giving effect to the transactions contemplated in the Sale Agreement, (iii) the unanimous recommendation of the Special Committee, as described above, and (iv) the analysis of, and factors considered by, the Special Committee in reaching its determinations and making its recommendation, as described above, and independently considered those factors and adopted that analysis in reaching its determination.

The foregoing discussion summarizes the material factors considered by the Board of Directors in its consideration and evaluation of the Sale. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board of Directors may have assigned different weights to various factors.  The Board of Directors approved and unanimously recommends the Sale Agreement and the Sale based upon the totality of the information presented to and considered by it.

The Board of Directors unanimously recommends that Shareholders vote “FOR” the approval of the Sale Resolution.

Fairness Opinions

Goldman Sachs Fairness Opinion

Goldman Sachs was engaged by the Company as its financial advisor in connection with the strategic review process and participated in negotiations leading to the Sale.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counselling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Danaher Corporation and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Sale Agreement for their own account and for the accounts of their customers.

Goldman Sachs has provided from time to time, and is currently providing, certain investment banking and other financial services to the Company and its affiliates.  Goldman Sachs also has provided certain investment banking and other financial services to the Buyer and its affiliates from time to time.  In connection with the above-described services, Goldman Sachs has received, and may receive, compensation.  Goldman Sachs also may provide investment banking and other financial services to the Company, the Buyer and their respective affiliates in the future, for which Goldman Sachs may receive compensation.

On September 2, 2009, Goldman Sachs delivered its opinion to the Board of Directors concluding that as of September 2, 2009 and based upon and subject to the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken set forth in such opinion, the cash consideration of $650 million to be paid to the Company for the AT Business pursuant to the Sale Agreement was fair, from a financial point of view, to the Company.

The summary of the GS Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the GS Fairness Opinion.  The full text of the GS Fairness Opinion, which sets forth the assumptions made, general procedures followed, matters considered and qualifications and limitations on the review undertaken by Goldman Sachs, is reproduced as Appendix C to this Circular.  The GS Fairness Opinion has been approved by a fairness committee of Goldman Sachs.

The GS Fairness Opinion addresses only the fairness from a financial point of view, as of September 2, 2009, of the cash consideration of $650 million to be paid to the Company for the AT Business pursuant to the Sale Agreement.  It does not address any other term or aspect of the Sale, including any price adjustment provisions or ongoing obligations of the Company or its affiliates, nor does it address the relative merits of the Sale as compared to any other strategic alternatives.  The GS Fairness Opinion does not address the fairness of the Sale to, or any consideration which may be received in connection therewith by, the Shareholders or other constituencies of the Company or the AT Business.

The GS Fairness Opinion was provided solely for the information and assistance of the Board of Directors in connection with its consideration of the Sale and such opinion does not constitute a recommendation as to how any Shareholder should vote with respect to the Sale Resolution or any other matter.  Shareholders are urged to read the GS Fairness Opinion in its entirety.

The Company has agreed to pay Goldman Sachs a fee for its financial advisory services, the principal portion of which is contingent upon completion of the Sale.  The Company also has agreed to reimburse the expenses of Goldman Sachs and to indemnify Goldman Sachs against certain liabilities that may arise out of its engagement.

Blair Franklin Fairness Opinion

Blair Franklin Capital Partners Inc. (“Blair Franklin”) was retained by the Special Committee and the Board of Directors to provide the Special Committee and the Board of Directors with an opinion as to the fairness of the consideration to be paid to the Company for the AT Business pursuant to the Sale Agreement (taken as a whole, including the impact on the value of the Company after giving effect to the transactions contemplated in the Sale Agreement), from a financial point of view, to the Shareholders.

Blair Franklin is an independent investment bank.  Blair Franklin advises on mergers, acquisitions and divestitures, related party transactions, financings, restructurings, risk management and governance issues, and undertakes valuations and fairness opinions, on behalf of corporate, private, institutional and public sector clients.  Partners of Blair Franklin have participated in a significant number of transactions involving private and public companies and have extensive experience in preparing fairness opinions.

Blair Franklin is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of MDS or any of its respective associates or affiliates.  Blair Franklin has not provided any financial advisory services or participated in any financing involving MDS or any of its respective associates or affiliates within the past twenty-four months, other than services provided under its engagement by the Special Committee and the Board of Directors.

On September 2, 2009, Blair Franklin delivered its opinion to the Special Committee and the Board of Directors concluding that, on the basis of the assumptions, limitations and qualifications set forth in such opinion, as of September 2, 2009, the consideration to be paid to the Company for the AT Business pursuant to the Sale Agreement (taken as a whole, including the impact on the value of the Company after giving effect to the transactions contemplated in the Sale Agreement) was fair, from a financial point of view, to the Shareholders.

The summary of the BF Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the BF Fairness Opinion.  The full text of the BF Fairness Opinion, which sets forth the assumptions made, general procedures followed, matters considered and qualifications and limitations on the review undertaken by Blair Franklin, is reproduced as Appendix D to this Circular.  The BF Fairness Opinion represents the opinion of Blair Franklin as a firm.

The BF Fairness Opinion has been provided to the Special Committee and the Board of Directors of MDS for their use and may not be used or relied upon by any other person without the express prior written consent of Blair Franklin.  The BF Fairness Opinion does not constitute a recommendation as to how any Shareholder should vote with respect to the Sale Resolution or any other matter.  Shareholders are urged to read the BF Fairness Opinion in its entirety.

Blair Franklin believes that its analyses in the BF Fairness Opinion must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the BF Fairness Opinion.  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description.  Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

The Company has agreed to pay to Blair Franklin fees for financial advisory services, including fees payable upon the delivery of the BF Fairness Opinion.  The fees payable to Blair Franklin under the terms of its engagement are not contingent on the completion of the Sale nor on the conclusions reached in its opinion.  In addition, Blair Franklin is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company in certain circumstances.

Shareholder Approval of the Sale Resolution

Pursuant to subsection 189(3) of the CBCA, the sale by a corporation of substantially all of its assets requires the approval by special resolution of holders of its shares.  As the Company has determined that the Sale constitutes a sale of substantially all of the assets of the Company under the CBCA, the Company is seeking the approval of the Shareholders in the manner contemplated by the CBCA in order to approve the Sale.  To be effective, the Sale Resolution must be approved, with or without variation, by the affirmative vote of at least 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting.  At the Meeting, Shareholders of record as of the Record Date are entitled to one vote for each Common Share held.

ValueAct Capital and Enterprise Capital, who collectively own, manage or control approximately 23% of the issued and outstanding Common Shares, have each entered into a Support Agreement with the Buyer pursuant to which they have agreed, among other things, to vote such Common Shares for the approval of the Sale Resolution, subject to the terms and conditions of the agreements.  See “Support Agreements”.

In addition, the directors of the Company, who collectively beneficially own or exercise control or direction over 39,750 Common Shares, which represent less than 0.1% of the issued and outstanding Common Shares, have indicated that they intend to vote all of such Common Shares for the approval of the Sale Resolution.

In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the Sale Resolution.

Notwithstanding that the Sale Resolution may be approved by Shareholders, the directors of the Company are authorized by the terms of the Sale Resolution, without further notice to, or approval of, the Shareholders, not to proceed with the Sale if they deem advisable, subject to the terms and conditions of the Sale Agreement.  See “The Sale Agreement”.

Regulatory Matters

It is a condition precedent to the completion of the Sale that certain regulatory conditions be satisfied and certain requisite approvals be obtained.  See “The Sale Agreement — Conditions to the Completion of the Sale”.

Competition/Antitrust/Foreign Investment

Canada

Competition Act

Part IX of the Competition Act requires that, subject to certain limited exceptions, the Commissioner be notified of certain classes of transactions that exceed the thresholds set out in sections 109 and 110 of the Act (“Notifiable Transactions”) by the parties to the transaction.

Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been terminated or waived by the Commissioner, provided that there is no order in effect prohibiting completion at the relevant time.  The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not, pursuant to subsection 114(2) of the Competition Act, notified the parties that she requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that she does not, at such time, intend to challenge the transaction by making an application under section 92 of the Competition Act.

Alternatively, or in addition to filing the prescribed information, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate (an “ARC”) or a “no-action” letter (and a waiver by the Commissioner of the applicable waiting period), which may be issued by the Commissioner in respect of a proposed transaction if she is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order challenging the transaction under section 92 of the Competition Act.

At any time before a “merger” (as such term is defined under the Competition Act) is completed, even where the Commissioner has been notified under subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner may apply to the Competition Tribunal for an interim order under subsection 100(1) of the Competition Act forbidding any person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that (except in limited circumstances) the Commissioner did not issue an ARC in respect of the merger. On application by the Commissioner under section 92 of the Competition Act, but subject to an efficiencies defence, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of some of the assets or shares involved in such merger; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal can order a person to take any other action.

The transactions contemplated by the Sale Agreement are a Notifiable Transaction and also constitute a “merger” for the purposes of the Competition Act. The Buyer submitted a request for an ARC or “no-action” letter (and a waiver by the Commissioner of the applicable waiting period) to the Commissioner on September 9, 2009.  If neither ARC nor a “no-action” letter and waiver are granted in a timely fashion, or declined altogether, Buyer and the Company will file a pre-merger notification in accordance with Part IX of the Competition Act.

While the Company believes there is no basis for challenging the transactions contemplated by the Sale Agreement on competition law grounds, there can be no assurance that a challenge will not be made or, if a challenge is made, that it would not be successful.

Investment Canada Act

Under the Investment Canada Act (the “ICA”), certain investments involving the acquisition of control of a Canadian business by a non-Canadian are subject to review and cannot be implemented unless the Minister (the “Minister”) designated under the ICA  is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. If an investment is subject to the review requirement, an application for review must be filed with the Director of Investments appointed under the ICA prior to its implementation.  An investment will be reviewable under the ICA if the value of that investment, as determined under the ICA and the Investment Canada Regulations, exceeds the applicable monetary threshold established by the ICA. In general, where the investor that is acquiring control of a Canadian business is a non-Canadian and a World Trade Organization investor (“WTO investor”), as determined under the ICA, that investor's investment in a Canadian business is, with some exceptions, subject to a higher review threshold than would otherwise apply.  Buyer has represented to the Company that it is a WTO investor.  Consequently, the Buyer is entitled to the higher review threshold for WTO investors.  As the value of the business being acquired by the Buyer pursuant to the Sale, determined in the manner specified above, does not exceed the review threshold, the Sale is not subject to review under the ICA according to the net benefit test specified above.

Where an acquisition of control of a Canadian business by a non-Canadian is not reviewable under the ICA, it must nonetheless be notified to the Minister any time prior to the implementation of the investment or within 30 days following its implementation.  The Buyer must file a notification to the Minister in respect of the Sale.

Additionally, an investment cannot be implemented where the Minister gives notice that an order for a national security review of the investment may be made, unless the investor subsequently receives (i) a notice from the Minister indicating that no order for the review of the investment will be made, (ii) a notice from the Minister after an order for a national security review of the investment has been made indicating that no further action will be taken in respect of the investment, or (iii) a copy of an order of the Governor in Council (“GIC”) authorizing the investment to be implemented. An order for a national security review may only be made where the Minister, after consulting with the Minister of Public Safety and Emergency Preparedness, considers the investment could be injurious to national security.  The order for such a review is made by the GIC on the recommendation of the Minister. Where such an order has been made, the parties to the transaction may not complete their transaction until they receive either a notice that no further action will be taken in respect of the investment or the GIC makes an order allowing the investor to complete the transaction on such conditions as the GIC considers advisable to protect national security.  The review of an investment on the grounds of national security may occur whether or not an investment is subject to review on the basis of net benefit to Canada or subject to notification under the ICA.  The Company does not anticipate a review of the Sale based on national security grounds but there is no assurance that such a review will not be conducted or that, if conducted, would not result in an order being made in respect of the Sale.

Pursuant to amendments to the ICA that are to come into force on a day to be fixed by the GIC, the threshold for review of acquisitions of control of Canadian businesses by, among others, non-Canadians that are WTO investors will be changed. Also, if the completion of the Sale occurs after the current fiscal year of the Company or of any entity being acquired or of which some or all of the assets are being acquired pursuant to the Sale, it will be necessary to reassess whether the Sale is subject to review under the ICA on the basis of net benefit to Canada  based on the value of the assets related to the Canadian business as reflected in the audited or unaudited, as applicable, financial statements for the fiscal year then ended. Accordingly, depending on, among other things, the value of the assets related to the Canadian business in respect of the Sale, the nature of the changes to the review threshold and whether such changes occur before the completion of the Sale, the Sale may become subject to review by the Minister under the net benefit to Canada test. In that event, the Buyer would be required under the Sale Agreement to file an application for review under the ICA with a view to securing a determination by the Minister that the Sale is of net benefit to Canada.  The Company does not anticipate a review of the Sale based on net benefit to Canada grounds but there is no assurance that such a review will not become necessary or that, if it does become necessary, would not result in a refusal of permission by the Minister for the Sale to be implemented or the Sale being permitted only on conditions specified by the Minister.

United States

The Sale is subject to review by the United States Department of Justice (“Antitrust Division”) and the United States Federal Trade Commission (“FTC”) to determine whether it complies with applicable United States antitrust laws.  Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), the Sale may not be completed until the expiration or termination of a waiting period following the filing of notification reports with the Antitrust Division and the FTC by Buyer and the Company.  Buyer and the Company filed notification reports with the Department of Justice and the Federal Trade Commission under the HSR Act on September 4, 2009, and, absent a request from the Antitrust Division or the FTC for additional information, the waiting period under the HSR Act on these filings will expire at 11:59 p.m. on October 5, 2009.  If a request for additional information is issued, the waiting period will expire on the thirtieth day after the Company and Buyer have substantially complied with the request for additional information.  The Antitrust Division, the FTC and others, including private parties and state attorneys general, may challenge the Sale on antitrust grounds either before or after expiration or termination of the waiting period.  Accordingly, at any time before or after the completion of the Sale, any of the Antitrust Division, the FTC, or others, including private parties and state attorneys general, could take action under the antitrust laws as it deems necessary or desirable in the public interest, including without limitation seeking to enjoin the completion of the Sale or permitting completion subject to regulatory concessions or conditions.  While the parties believe that the proposed Sale does not violate the antitrust laws, there can be no assurance that a challenge to the Sale on antitrust grounds will not be made or, if a challenge is made, of the result.

Other Jurisdictions

The Sale is also subject to, and the parties’ obligations to complete the Sale are conditional on, approval by governmental authorities in Austria and Germany under the antitrust/competition laws of those jurisdictions.  The competition filing required under the Austrian Cartel Act was made by the parties on September 10, 2009.  The competition filing required under the German Act Against Restraints in Competition was made by the parties on September 10, 2009.  Approvals may be obtained within approximately four weeks of these respective filing dates, although the government reviews can and may be extended by the authorities.  Finally, in connection with the Sale, but not as a condition to complete the Sale, the parties will make a post-closing competition filing in Japan pursuant to the Japanese Act Concerning the Prohibition of Private Monopoly and Maintenance of Fair Trade.

Interests of Certain Persons in the Sale

Other than as described below and elsewhere in this Circular, no director or executive officer of MDS nor any associate or affiliate of any of the foregoing, and, to the knowledge of the directors and executive officers of MDS, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the Common Shares or any of such person’s or company’s associates or affiliates, has had an interest in the Sale or any other material transaction entered into by the Company since November 1, 2007.

Executive Officers

Change of Control Policy

On October 24, 2006, the Company adopted a change of control policy (the “COC Policy”), which was amended and restated on May 15, 2009.  The COC Policy was established in recognition of the importance to the Company and its Shareholders of retaining certain of its executive officers and in ensuring that, in the event of a change of control, they continue to be focused on creating shareholder value.  The COC Policy defines a “change of control” to include, among other things, the sale of all or substantially all of the assets and undertaking of the Company.  The Sale, if completed, would constitute a change of control under the COC Policy.  In addition, the COC Policy defines “good reason” to be the occurrence of any of the following events, among others, without the executive officer’s consent (except in connection with the termination of the executive officer for “just cause”, “disability” or “death”) after a change of control: (i) certain changes in the title, duties and/or responsibilities of the executive officer such that following such changes, taken as a whole, the title, duties and responsibilities of the executive officer are not at least substantially equivalent to those assigned to the executive officer immediately prior to such change; (ii) certain reductions of the executive officer’s salary, benefits or other remuneration; (iii) certain non-continuance of benefit, bonus, profit sharing stock option or similar plans; (iv) a relocation of the executive officer; or (v) in the case of Messrs. DeFalco, Prince and Horton, ceasing to report to the Board or Chief Executive Officer of a public company.  If the executive officer’s employment is terminated at any time within 24 months following a “change of control” (either by the Company (other than for “just cause”, “disability” or “death”) or by the executive officer for “good reason”), the executive officer will be entitled to, among other things, (i) a sum equal to the executive officer’s annual compensation (as defined in the COC Policy) times a prescribed multiple (ranging from one to three), (ii) the executive officer’s average annual bonus over the last three years, (iii) the immediate vesting of all stock-based compensation, and (iv) to the extent the executive officer is subject to certain U.S. tax requirements, a tax gross-up amount in respect thereof.  The COC Policy forms part of the employment contract of each executive officer of MDS.

It is expected that each of the executive officers will continue to be employed by the Company upon completion of the Sale, other than Mr. DeFalco, who is expected to step down from his position as President and Chief Executive Officer following the successful completion of the strategic transactions announced on September 2, 2009, and Mr. Boorn, who is expected to be employed by the Buyer upon completion of the Sale.  As a result of the Sale, certain other executives may have the right to elect to be terminated based on “good reason” and therefore, in that context, would be eligible to receive their contractual severance payment.  In addition, as part of the Company’s process of reviewing its operational requirements to reflect the size and nature of the Company following the completion of the Sale, the Company expects that certain executives will transition out of the Company and be entitled to receive their contractual severance payment in connection therewith.

Incentive Plan

The Board of Directors approved, in principle, a transaction incentive plan (the “Incentive Plan”) on March 11, 2009, which was subsequently implemented on May 20, 2009.  The Incentive Plan was designed to motivate and retain certain officers of the Company and to provide further incentive to officers to assist in the evaluation and implementation of strategic alternatives available to the Company.  Each of the executive officers listed under the heading “The Business of the Company Following the Sale — Directors and Officers of the Company Following the Sale” is a participant in the Incentive Plan.  The Incentive Plan contemplates the establishment of an incentive pool (the “Incentive Pool”) equal to 1% of the “enterprise value” upon the closing of certain transactions, including the Sale, which Incentive Pool would be available for distribution to certain officers of the Company, including all of the executive officers referred to under “The Business of the Company Following the Sale – Directors and Officers of the Company Following the Sale”.  Pursuant to the Incentive Plan, enterprise value of the Company after the Sale will be equal to (i) the gross proceeds of the Sale; plus (ii) the net indebtedness of the Company as that term is defined in the Incentive Plan, being $26 million.  Eighty percent (80%) of the Incentive Pool is to be allocated to officers of the Company according to percentages previously established by the Board and the remaining twenty percent (20%) of the Incentive Pool (the “Discretionary Portion”) will be allocated among the executive officers (and in exceptional circumstances only, to an employee that is not an executive officer) under the Incentive Plan at or prior to the closing of the Sale at the sole discretion of the Board.  Under the Incentive Plan, Mr. Boorn is entitled to receive an additional amount as a result of his ceasing to be employed by MDS following the Sale of the AT Business, which he leads.  The amount of the bonus is based upon the residual enterprise value of MDS following the Sale and the additional amount payable to Mr. Boorn pursuant to this portion of the Incentive Pool is estimated to be $146,840, assuming a share price of $8.00 per Common Share.  Any payments under the Incentive Pool will be made in March 2010, subject to earlier payment to an executive officer if the executive officer is terminated by MDS without “just cause” or resigns for “good reason” (each as defined in the Incentive Plan).

Medium Term Incentive Plan (“MTIP”)

Upon a sale of all or substantially all of the assets of the Company, which would include the Sale, all stock based incentives granted to employees (including executive officers) of the Company pursuant to the Company’s MTIP will accelerate and fully vest at an estimated cost of approximately $20 million based on the approximately 2.5 million share units outstanding, assuming a share price of $8.00 per Common Share.  The actual payment will be based on the average closing price of the Common Shares for the five trading days up to and including the date of vesting.  If the Sale closes after October 31, 2009, approximately 454,000 share units will expire and therefore the amount of payout will be reduced by approximately $3.6 million.  The MTIP will not have a dilutive impact on Shareholders as the MTIP was designed to be cash settled upon any payout.

Aggregate Amounts Payable Under Change of Control Policy, Incentive Plan and MTIP

The aggregate amount to which the executive officers of the Company will be entitled following the completion of the Sale under the COC Policy, Incentive Plan and MTIP is approximately $33 million, being $22.9 million under the COC Policy (assuming all of the executive officers are terminated at any time within 24 months following the Sale either by the Company (other than for “just cause”, “disability” or “death”) or by the executive officers for “good reason”, as defined in the COC Policy), $4.7 million under the Incentive Plan (excluding amounts payable under the Discretionary Portion) and $5.4 million (assuming a share price of $8.00 per share) under the MTIP.

The following table shows the aggregate amount to which each executive officer is entitled upon completion of the Sale under the Incentive Plan and MTIP, exclusive of amounts payable under the Discretionary Portion of the Incentive Pool.

Name	Incentive Plan (80%) 1	Accelerated Equity Vesting 2	Total
Stephen DeFalco	$1,573,000	$1,808,800	$3,381,800
Douglas Prince	$468,000	$600,000	$1,068,000
Andrew Boorn 3	$562,840	$560,000	$1,122,840
Kenneth Horton	$416,000	$536,000	$952,000
Steven M. West	$416,000	$536,000	$952,000
Mary Federau	$318,500	$340,000	$658,500
Tom Gernon	$318,500	$408,000	$726,500
Janet Ko	$169,000	$220,000	$389,000
David Spaight	$409,500	$440,000	$849,500
Total	$4,651,340	$5,448,800	$10,100,140

(1)  Amounts payable under the Incentive Plan exclude amounts payable from the Discretionary Portion and are based on a gross pool of $650 million representing the gross proceeds from the Sale.  Amounts earned in relation to the $50 million sale of Phase II-IV operations have not been included.

(2) Equity values are calculated by multiplying the number of outstanding share units granted under the MTIP by a share price of $8.00, and assumes the Sale will close no later than October 31, 2009.  It does not include approximately $1.2 million for previously vested deferred share units that certain executive officers hold and will be paid out upon termination, irrespective of the Sale.

(3) Mr. Boorn is entitled to an additional incentive amount under the Incentive Plan estimated to be equal to $146,840, assuming a share price of $8.00 per Common Share.

The following table shows the aggregate amount to which each executive officer is entitled if, after completion of the Sale, he or she is terminated at any time within 24 months following the Sale either by the Company (other than for just cause, disability or death) or by the executive for good reason, as defined in the COC Policy.

Name	Severance & Benefits 1	Change of Control Excise Tax Gross Up 2	Total
Stephen DeFalco3	$4,914,410	4,466,250	$9,380,660
Douglas Prince	$1,417,340	1,124,430	$2,541,770
Andrew Boorn4	$1,415,750	0	$1,415,750
Kenneth Horton	$1,415,770	960,820	$2,376,590
Steven M. West	$1,512,340	0	$1,512,340
Mary Federau	$1,059,320	0	$1,059,320
Tom Gernon	$1,100,850	857,090	$1,957,940
Janet Ko	$751,200	0	$751,200
David Spaight	$1,162,530	780,270	$1,942,800
Total	$14,749,510	8,188,860	$22,938,370
(1) Benefit values are based on the cost of benefit continuation.
(2) Estimated gross up. Excise tax applies to executive officers who are subject to US tax filing based on section 280G of US Internal Revenue Code.
(3)  Mr. DeFalco will be entitled to receive his contractual severance payments upon stepping down from his position as President and Chief Executive Officer following the successful completion of the strategic transactions announced on September 2, 2009.

(4)  Mr. Boorn would be entitled to severance and benefits following the Sale if his employment is terminated, however it is expected that he will be employed by the Buyer upon completion of the Sale.  Pursuant to the Sale Agreement, the Buyer has agreed to indemnify the Company in respect of any severance and benefits amounts payable by the Company.

Directors

Mr. James S.A. MacDonald, a director of the Company and Chair of the Special Committee, is Chairman and a Managing Partner of Enterprise Capital, an investment management company.  Enterprise Capital, its associates, affiliates and funds, over which it has sole or shared discretionary management, beneficially own approximately 4,291,554 Common Shares, representing approximately 3.6% of the issued and outstanding Common Shares. Mr. MacDonald has advised, however, that he does not have dispositive or voting control with respect to such shares.

Mr. Gregory P. Spivy, a director of the Company and a member of the Special Committee, is a Partner of ValueAct Capital, a San Francisco-based investment partnership, which beneficially owns or exercises control or direction over a total of 23,107,700 Common Shares, representing approximately 19.2% of the issued and outstanding Common Shares.  Mr. Spivy has advised, however, that he does not have dispositive or voting control with respect to such shares.

Excluding any Common Shares owned or controlled by Enterprise Capital, its associates, affiliates and funds or by ValueAct Capital, its associates and affiliates, the directors of the Company, as a group, collectively beneficially own or control or exercise direction over a total of 39,750 Common Shares representing less than 0.1% of the issued and outstanding Common Shares.  In addition, the directors of the Company hold, as a group, approximately 355,000 deferred share units with an estimated value of $2.8 million, assuming a share price of $8.00 per Common Share.

Impact of the Sale on Senior Unsecured Notes

The Company has various series of outstanding senior unsecured notes (the “Senior Unsecured Notes”), which were issued under a note purchase agreement dated December 18, 2002, between the Company and the respective purchasers named therein (the “Note Purchase Agreement”).  As at July 31, 2009, $221.4 million aggregate principal amount of Senior Unsecured Notes were issued and outstanding.  Subsequent to the announcement of the Sale, MDS initiated an offer to holders of its Senior Unsecured Notes to repurchase up to $25 million of the outstanding Senior Unsecured Notes, with net proceeds from the sale of the Phase II-IV operations.  This purchase offer will remain open for 32 days, and allows repurchase of the Senior Unsecured Notes without penalty to MDS.  The Company cannot estimate the amount, if any, of the notes that will be tendered under this offer.

Certain of the Company’s subsidiaries act as “Subsidiary Guarantors” under the Note Purchase Agreement, including MDS (U.S.) Inc. (“MDS US”).  Section 10.9 (Subsidiary Guarantors) of the Note Purchase Agreement provides that “the Company shall not and shall not permit any Restricted Subsidiary to . . . sell, transfer or otherwise dispose of all or substantially all of the assets of any Subsidiary Guarantor”.  Since the AT Business also constitutes “substantially all” of the assets of a Subsidiary Guarantor, namely MDS US, the Sale would result in a default under the Note Purchase Agreement.

The Note Purchase Agreement provides that an Event of Default (as defined in the Note Purchase Agreement) will occur where a default under Section 10.9 of the Note Purchase Agreement is not remedied within 10 days.  An Event of Default gives holders of a majority in principal amount of the outstanding Senior Unsecured Notes the ability to declare all of the outstanding Senior Unsecured Notes to be immediately due and payable at 100% of their principal amount together with accrued and unpaid interest plus the “make-whole amount”.  The make-whole amount is an additional amount that the Company must pay to holders of outstanding Senior Unsecured Notes in certain circumstances, including in connection with a repurchase of the Senior Unsecured Notes prior to their stated maturity and in connection with an Event of Default.  The make-whole amount is derived from a formula based on the net present value of the remaining interest payments under the Senior Unsecured Notes.  Accordingly, on the 10th day after the closing of the Sale, an Event of Default under the Note Purchase Agreement would occur, giving holders of a majority in principal amount of the outstanding Senior Unsecured Notes the right to accelerate all of the Senior Unsecured Notes.

In order to avoid such an Event of Default, it is the Company’s intention to redeem the Senior Unsecured Notes (at 100% of their principal amount together with accrued and unpaid interest plus the make-whole amount) within 10 days after the closing of the Sale (and therefore prior to the occurrence of an Event of Default).  Assuming a redemption date of November 1, 2009, the aggregate make-whole amount in respect of all of the outstanding Senior Unsecured Notes would be approximately $24.6 million.  The Note Purchase Agreement currently provides that the minimum notice period for such a redemption is 30 days.  The Company is seeking the consent of holders of the outstanding Senior Unsecured Notes to reduce the applicable notice period, such that the Company would be able to redeem the Senior Unsecured Notes within 10 days after the closing of the Sale without providing 30 days notice of such redemption.  If the Company obtains the necessary consents, it is the Company’s intention to redeem the Senior Unsecured Notes before an Event of Default arises.  There can be no assurance, however, that the Company will obtain the requisite consents.  See “Risk Factors — Risks Relating to the Company Following the Sale — The Sale may result in an Event of Default under the Note Purchase Agreement”.  In either case, it is the Company’s intention to redeem the Senior Unsecured Notes at 100% of their principal amount together with accrued and unpaid interest plus the make-whole amount following the closing of the Sale.

THE BUSINESS OF THE COMPANY FOLLOWING THE SALE

Pursuant to the terms of the Sale Agreement, the Company will sell to the Buyer the business of MDS Analytical Technologies (the “AT Business”), which includes the research, development, design, manufacture and marketing of software, consumable, reagents, instruments and after-market parts for mass spectrometry, drug discovery and bioresearch, including the assets of the Company used in that business and the Company’s interests in MDS Analytical Technologies (US) Inc., Applied Biosystems/MDS Analytical Technologies Instruments, an Ontario partnership and, subject to the consent of the Company’s joint venture partner, PE Sciex Instruments, an Ontario partnership.  See “The Sale Agreement”.

The Company’s main businesses after the Sale will be its two life sciences business units:  MDS Nordion, which provides isotopes for molecular imaging, sterilization technologies and radiotherapeutics; and MDS Pharma Services, which provides pharmaceutial research services through its Early Stage business and Central Labs operations.  However, as previously announced on September 2, 2009, MDS is now actively exploring the sale of the businesses.  Provided that the Company is able to obtain what it believes would be fair value for the business, MDS intends to sell MDS Pharma Services Early Stage business.  Otherwise, the Company expects to retain and invest in building a strong early stage presence.  See “The Business of the Company Following the Sale — MDS Pharma Services” and “Risk Factors”.

Set out below is an overview of the business of the Company following the Sale.

Corporate Structure Following the Sale

The significant operating subsidiaries of the Company after the Sale will be:

MDS (Canada) Inc., a corporation governed by the laws of Canada;

MDS Pharma Services (US) Inc., a corporation governed by the laws of Nebraska;

MDS Pharma Service Holdings S.A.S., a corporation governed by the laws of France; and

MDS (US) Inc., a corporation governed by the laws of Delaware.

MDS beneficially owns, directly or indirectly, 100% of the shares of each of the above-mentioned operating subsidiaries and those subsidiaries are consolidated in the financial statements of MDS and are referred to hereafter as its subsidiaries.

MDS Nordion

Business of MDS Nordion

MDS Nordion develops, manufactures, and processes radioactive isotopes with related technologies to produce products that include:

•
medical isotopes that are used alone or coupled to target molecules for use in molecular imaging, clinical research, diagnosis of cardiac function, and other diseases and treatment of diseases such as cancer;

•	industrial isotopes and production irradiators for the sterilization of disposable medical products and food and isotopes and equipment for non destructive industrial testing; and

•	radiopharmaceutical products developed by MDS Nordion, or in collaboration with the Company’s partners, for targeted imaging in diagnosis and targeted therapy for treatment of disease.

MDS Nordion purchases reactor-produced medical isotopes, such as Molybdenum-99 (Mo99), Iodine-131 (I131), Iodine-125 (I125) and Xenon-133 (Xe133) in an unfinished, non-purified form, and transports them to its own facilities in Ottawa, Canada for further processing.  In the past, MDS Nordion’s principal source of such isotopes was the NRU.  On May 18, 2009, AECL announced that the NRU would be out of service for more than a month due to a heavy water leak in the NRU vessel.  On August 12, 2009, AECL announced that the reactor would be out of service until at least the first quarter of 2010.  According to AECL, guidance on the duration of the shutdown continues to be founded on the best evidence available, including the most up-to-date analysis of the inspection data, progress on repair strategies, and critical path requirements for restart after an extended shutdown. See “National Research Universal Reactor and MAPLE Facilities” below.  Until the NRU returns to service, the vast majority of this medical isotope business of MDS Nordion will be dormant.

MDS Nordion also processes and refines cyclotron-produced isotopes such as Iodine-123 (I123), Thallium-201 (Tl201), Palladium-103 (Pd103) and Yttrium-90 (Y90) at its processing facilities in Vancouver, Canada and Fleurus, Belgium.  In addition, in May 2009, MDS Nordion started production of a finished radiopharmaceutical FDG comprised of Fluorine-18 (F18) used in Positron Emission Tomography (“PET”) imaging at its facility in Belgium.  Prior to this date, the isotope was produced through an arrangement with the University of Liege in Belgium.

The active pharmaceutical ingredient forms of Nordion-processed isotopes are incorporated by pharmaceutical companies into radiopharmaceuticals used to diagnose and treat numerous serious disease states, such as coronary artery disease and cancer. Mo99 decays into Technetium-99 (Tc99m), which is the most widely used diagnostic isotope in the world. Approximately 130 million scans are performed each year and 80% use a Tc99m radiopharmaceutical.  The number of scans is expected to grow as the population in developed countries ages and as the use of molecular imaging in the management of coronary artery disease expands.  Prior to the shut down of the NRU in May 2009, MDS Nordion was the world’s leading supplier of Mo99.  See “The Business of the Company Following the Sale — MDS Nordion — National Research Universal Reactor and MAPLE Facilities”.

MDS Nordion is a leading supplier of Cobalt-60 (Co60) for sterilization of single-use medical devices and various applications in food irradiation and phytosanitary processing.  The majority of raw Co60 material is produced under long-term supply contracts with nuclear power suppliers such as Bruce Power L.P. (“Bruce Power”), Hydro Québec, Ontario Power Generation (“OPG”) and Energoatom (formerly Rosenergoatom), the utility operator responsible for Russia’s nuclear power plants.  Bruce Power supplies the majority of MDS Nordion’s Co60 from four reactors under an exclusive contract with MDS that extends to 2018.  OPG is MDS Nordion’s second largest supplier of Co60 with an exclusive contract that extends to 2015.  MDS Nordion further processes the raw Co60 into a finished form for commercial use at its Ottawa, Canada facilities.  The resulting processed material, or gamma source, is delivered to customers using approved transport containers and procedures. Customers include major sterilization contractors, as well as large medical product manufacturers who maintain their own in-house sterilization facilities and certain food producers.

MDS Nordion also markets related equipment and services such as industrial scale production irradiators.  Delivery or construction of this equipment is usually accompanied by an initial shipment (“loading”) of a gamma source. Re-supply or replenishment of the gamma source is required from time to time as the radioactivity level of Co60 declines over time at a rate of approximately 12% per year.

MDS Nordion is also focused on the development and manufacture of radiopharmaceuticals and radiation-based medical devices.  For the treatment of inoperable liver cancer, MDS Nordion manufactures and markets TheraSphere®.  TheraSphere involves injecting tiny irradiated glass beads that target cancerous tumours in the liver.  In targeting liver cancer cells, the impact on the patient’s healthy tissues is minimized.

In addition, MDS Nordion is working towards identifying new radiotherapeutic uses for medical isotopes and building the necessary manufacturing and development capabilities to be the provider of choice for companies that are developing new products with applications employing isotopes.  In collaboration with commercial partners, MDS Nordion is developing radiopharmaceuticals such as Zemiva™ to detect cardiac ischemia and Azedra™ to treat neuroblastoma and pheochromacytoma with Molecular Insight Pharmaceuticals, Inc.  MDS Nordion contract manufactures two commercially available radiotherapeutics: Bexxar® and Zevalin® for GlaxoSmithKline, Inc. and Cell Therapeutics, Inc., respectively. Both products are based on monoclonal antibodies and are used to treat non-Hodgkin’s lymphoma. ZEVALIN uses Y90 as the active agent while BEXXAR uses I131.

In 2009, MDS Nordion commissioned a new dedicated manufacturing facility in Ottawa in partnership with Bracco Diagnostics Inc. and commenced manufacturing of CardioGen-82® used in PET for cardiac perfusion imaging.

MDS Nordion has added an 80,000-square-foot manufacturing facility at its Ottawa, Canada site that is utilized on a partnership basis in the development and the direct manufacture of radiopharmaceuticals.

Strategy of MDS Nordion

MDS Nordion is a leading supplier of key isotopes. Revenue growth for isotopes generally has historically been in line with the overall increase in health-care spending and population growth - both of which have an impact on the growth in the utilization of diagnostic tests and the use of disposable medical products. Sales of medical isotopes do not follow any notable seasonal patterns or other cycles and demand is relatively constant.  The short half-life of the isotopes used for medical purposes limits the ability of any market participant to build significant inventories.

Security of supply is a significant objective for the majority of the Company’s customers. MDS Nordion has developed a strong supply and logistics network to meet these demands and is seeking alternatives for long-term supply of Mo99.  See “The Business of the Company Following the Sale — MDS Nordion — National Research Universal Reactor and MAPLE Facilities”.  In addition, the Company is developing new and complementary lines of business based on its expertise with isotopes.  For example, the cancer treatment market is expected to develop rapidly over the next several years, particularly in emerging economies. Many of these countries are now able to afford modern cancer therapies and are expected to make significant investments in this technology as their health-care systems develop.  Furthermore, MDS Nordion is building its radiopharmaceutical capabilities targeting drug manufacturers who may not wish to incur the capital cost or regulatory delays associated with building their own facilities, and who may want to leverage MDS Nordion’s highly specialized expertise in radiopharmaceutical development, clinical and commercial manufacturing.

MDS Nordion’s sterilization technologies are used to sterilize more than 40% of the world’s single-use medical supplies, such as bandages, catheters and syringes. It has been estimated that 80% of all surgical gloves in the world are sterilized using Co60.  A vast array of consumer products, including contact lens solution, cosmetics, and certain foods are also sterilized with MDS Nordion technology.  It is expected that the need to safely and effectively sterilize products will continue to grow.

In January 2007, MDS Nordion announced that the FDA had approved the use of TheraSphere® to treat patients with hepatocellular carcinoma (“HCC”), who have partial or branch portal vein thrombosis and have been identified as suitable candidates by their physicians. HCC is the most common form of primary liver cancer.  Portal vein thrombosis is a blockage, by a blood clot, of the portal vein, which brings blood to the liver.  TheraSphere® is the first medical device approved in the U.S. to treat primary liver cancer patients with this condition. This expanded use extends the current approval of TheraSphere® as a Humanitarian Use Device for the treatment of HCC.

In February 2007, MDS Nordion established four Centers of Excellence in Europe for TheraSphere®, its innovative liver cancer treatment.  The Centers will serve to train and educate oncology professionals on the use of this innovative technique.  The Centres of Excellence are: BCLC Group Hospital Clinic, Barcelona, Spain; Centre Eugene Marquis, Rennes, France; University-Hospital Essen, Essen, Germany; and University of Pisa, Pisa, Italy.

In June 2007, MDS Nordion entered into a collaboration with the University of Ottawa Heart Institute, Canada’s largest cardiovascular health centre, to establish a Molecular Imaging Centre of Excellence to advance cardiology research. Molecular imaging is an emerging technology that differs from traditional medical imaging as it examines changes at the molecular level within the body to support early disease detection and treatment assessment. MDS Nordion has invested in this new centre, which is equipped with a research and development radiochemistry laboratory to support cardiology research.  This collaboration represents a unique opportunity to expand MDS Nordion’s molecular imaging business.

In June 2009, MDS Nordion signed an amendment to its 17-year contract originally signed in 2007 for the supply of Co60 with Energoatom.  The amendment, which was initiated by a change in the Russian government’s policy on nuclear products, removed the incremental volume associated with two reactors that had been expected to begin in 2015, thereby reducing the future supply commitment by approximately one-third.  Pricing and other terms were unchanged.  Although the available supply and volumes in the amended agreement are now lower, Energoatom is still expected to provide an increased and more consistent supply of Co60 to MDS Nordion until 2024 compared with prior years.  The amendment to the contract with Energoatom is expected to provide for a 15% increased supply of Co60 to MDS Nordion by 2015.

Competition of MDS Nordion

There are significant capital and logistics investments required to successfully compete in the molecular imaging market, making the Company’s established position a competitive advantage.  Since Mo99 is the most significant isotope on world markets, the majority of competition faced by the Company is in this product. Major competitors are: Covidien Ltd.; Institute National des Radioelements (IRE) of Belgium; and the NTP Radioisotopes (Pty) Ltd. (a wholly-owned subsidiary of Nuclear Energy Corporation of South Africa). Due to the current instability in isotope supply, it is possible that new entrants could decide to enter the market and identify alternative modalities for testing or develop alternative reactor sources of supply to current reactors, including funding initiatives for reactor capacity in the U.S.  As an example, the University of Missouri in the U.S. is seeking funding to manufacture medical isotopes.  The OPAL reactor in Australia is also expected to manufacture medical isotopes.  New entrants likely would require a minimum of three years to build any such facility.

Competition in the sterilization technologies market is different from the medical isotopes market due to the substantially different half-life of the products. Co60 is often bought and sold in large quantities and can be produced by several nuclear reactors around the world. While delivery and logistics expertise remains an MDS Nordion advantage, the most significant competition in the sterilization market and Co60 supply comes from Reviss Services Ltd. which acquires cobalt from Russian and Argentine sources. Competition for sterilization spending also comes from alternative technologies, the most significant of which are Ethylene Oxide (EtO) and electron-beam.  Balchem Corporation is the most substantial EtO supplier, and Ion Beam Applications, S.A. is the major manufacturer of electron-beam sterilization technologies.  The Company believes that gamma-based sterilization technologies continue to enjoy advantages over these competitive technologies in some applications. In addition, there is a significant installed base of industrial irradiators that should ensure that gamma irradiation remains a key technology in this market.

Isotopes used for sterilization tend to be somewhat more cyclical, due primarily to the length of time required to convert Cobalt-59 (Co59) into Co60 and the limited number of facilities in which this can be done economically.

National Research Universal Reactor and MAPLE Facilities

MDS Nordion’s principal source of Mo99 is the existing NRU reactor located in Chalk River, Canada, which is owned and operated by AECL.  On May 18, 2009, AECL announced that the NRU would be out of service for more than one month due to a heavy water leak in the reactor vessel.  On August 12, 2009, AECL announced that the NRU would be out of service until at least the first quarter of 2010. AECL has not yet fully completed its investigation to determine the extent of repairs that may be required, although it has selected a repair method. However as the investigation is not complete, there is uncertainty regarding the time required to complete potentially complex repairs and the reactor may be out of service for longer than anticipated.

Since the NRU has been out of service, MDS Nordion has been unable to secure an alternate source of the primary medical isotope Mo99; however, MDS Nordion continues to seek alternative long-term supply.  In this regard, on April 28, 2009, MDS Nordion announced an agreement with TRIUMF, Canada’s national laboratory for particle and nuclear physics, to study the feasibility of producing a viable and reliable supply of photo fission-based Mo99.  Subsequently, on June 15, 2009, the Company announced an agreement with the Karpov Institute of Physical Chemistry in Moscow, Russia, to study the feasibility of the Karpov Institute providing the Company with a viable and reliable supply of Mo99.  The Company is also actively seeking other sources of isotope supply; however, it is uncertain as to whether and/or when any of these alternate sources of supply will be commercially viable.

Apart from MDS Nordion’s legal claims further described below, as a result of the NRU being out of service and the impact of the resulting shortage of medical isotopes in many parts of the world, MDS Nordion has communicated its view that the Government of Canada should restart the MAPLE Facilities project.  In this regard, MDS Nordion on July 2, 2009 submitted a proposal to the Government of Canada's Expert Review Panel on Medical Isotope and Technetium-99m (Tc-99m) Generator Production.  MDS Nordion believes with expertise and guidance from the South African Nuclear Energy Corporation (Necsa), owner and operator of the SAFARI-1 reactor, and working with AECL, a solution that meets the technical and regulatory requirements needed for the provision of a secure supply of medical isotopes could be achieved in an estimated 24 months.  There are no assurances that this proposal will be accepted and/or implemented.

The MAPLE Facilities project is also subject to ongoing arbitration proceedings and legal actions commenced by MDS.  By way of background, the following is the sequence of events leading to the current legal disputes.

In 1991, MDS acquired the Nordion business from the Government of Canada.  At that time, MDS assumed an existing 1988 isotope supply agreement (the “1988 Agreement”) between Nordion and AECL, a corporation owned by the government of Canada.  The 1988 Agreement provided for the supply of isotopes from AECL to Nordion for a maximum of 23 years.  The isotopes were being produced at the AECL’s NRU reactor and were eventually to be produced from a new AECL-owned reactor called MAPLE X which was to be constructed and operated within this period to provide MDS Nordion with the assurance of a long-term supply of isotopes.  The obligation to build MAPLE X became the subject matter of a dispute between MDS, AECL, and the Government of Canada in 1993 and 1994, which resulted in a new agreement between AECL and MDS in 1996 (the “1996 Agreement”).

The 1996 Agreement provided for ongoing interim supply from the NRU, and provided for AECL to design, develop, construct and operate two nuclear reactors and a processing centre (the MAPLE Facilities) which were to be owned by MDS.  The MAPLE Facilities were intended to replace the majority of the isotope-producing capacity of AECL’s NRU reactor, and to also provide a back-up source of supply.  AECL agreed to provide interim supply of medical isotopes from NRU until the MAPLE Facilities were operational.  The MAPLE Facilities were required to achieve certain operational criteria by the year 2000 at a planned cost to MDS of Cdn$145 million.

By 2005, the project had not yet been completed and the costs had more than doubled, with MDS’s investment exceeding Cdn$350 million.  To address those issues, in March 2005, the Company entered into mediation with AECL related to disputes arising from the 1996 Agreement.  In February 2006, both parties agreed to a new agreement (the “2006 Agreement”) under which MDS exchanged all of its ownership rights and obligations in the MAPLE Facilities for a new 40 year long-term supply of isotopes to be produced in the now AECL-owned MAPLE Facilities.  AECL also acquired $46 million of raw material inventory (Moly-99 targets) and consumable fuel bundles (highly enriched uranium) from MDS which are used to produce medical isotopes.  In return, MDS received a cash payment of $22 million and a non-interest bearing note receivable for $46 million. In addition, the interim supply agreement in the 1996 Agreement was exchanged for essentially the same interim supply agreement in the 2006 Agreement.  Under the 2006 Agreement, AECL assumed complete ownership of the MAPLE Facilities and took responsibility for all costs associated with completing the facilities and all associated ownership responsibilities including maintenance, repair, production of isotopes, and decommissioning of the MAPLE Facilities.  The MAPLE Facilities were required to meet certain operational criteria by dates specified in the 2006 Agreement.  The parties retained certain rights related to existing claims.  The terms of this agreement and the nature of AECL’s obligations are the subject of the Company’s current dispute with AECL as discussed below.

On May 16, 2008, AECL and the Government of Canada announced their intention to discontinue AECL’s work on the MAPLE Facilities located at its Chalk River laboratories, effective immediately.  MDS was neither consulted nor informed in advance by AECL or the Government of Canada about their decision.  Prior to its May 16, 2008 announcement, AECL had consistently maintained in regular project review meetings with the Company that it would complete the MAPLE Facilities.  AECL’s announcement represents a different perspective on AECL’s obligations than that held by MDS.

On July 8, 2008, MDS served AECL with notice of arbitration proceedings seeking, among other things, an order to compel AECL to fulfill its contractual obligations under the 2006 Agreement, including the obligation to bring the MAPLE Reactors into service, and, in the alternative and in addition to such order, seeking significant monetary damages.  MDS concurrently filed a court claim against AECL and the Government of Canada.  MDS is seeking against AECL, among other things, (i) damages in the amount of Cdn$1.6 billion for negligence and breach of contract relating to the 1996 Agreement; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under the 2006 Agreement pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, MDS is seeking, among other things, (i) damages in the amount of Cdn$1.6 billion for inducing breach of contract and interference with economic relations in respect of the 2006 Agreement; (ii) an order that MDS Nordion may set-off the damages owing to it by the Government of Canada as a result of the Government’s conduct against any amounts owing by MDS Nordion to the Government of Canada under the Facilities Development and Construction Funding Agreement (“FDCFA”), a loan agreement between the Government of Canada and MDS for Cdn$100 million of which Cdn$66 million is outstanding; and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA.

AECL and the Government of Canada also announced on May 16, 2008 that their decision to discontinue the MAPLE Facilities project would not impact the current supply of medical isotopes; that AECL would continue to supply medical isotopes using the NRU reactor; and that AECL would pursue an extension of the NRU operation beyond the expiry date of its current license of October 31, 2011.  This license, if renewed, is typically renewed for a five-year period.  While the Government of Canada has publicly stated a commitment to support license renewal, there can be no assurance of renewal or of the time period of such a renewal. It is critical that AECL obtain an extension of the site license to maintain supply of medical isotopes in the near to mid term.

Despite the current extended shut down of the NRU reactor, the Company understands that the Government of Canada and AECL maintain plans to pursue the extension of the NRU reactor licence.  While MDS supports the decision to pursue an extension of the license, the Company believes the approach does not adequately address long-term supply.  It is the Company’s position that AECL has breached its contract with MDS, and the Company believes that it has a strong case against AECL and the Government of Canada with respect to the 2006 Agreement, which the Company continues to actively pursue.  However, given the present stage and complex nature of the proceedings, the uncertainty in projecting the probability of any particular outcome of a dispute of this nature and the range of remedies that may be awarded under the arbitration and/or lawsuit if MDS is successful in its claim, the Company is unable to project a specific outcome related to the resolution of this dispute.

MDS continues to receive payments from AECL related to the non-interest bearing note associated with the MAPLE-related inventories, and MDS continues to make payments to the Government of Canada associated with the FDCFA loan agreement.

Regulatory Requirements of MDS Nordion

The nature of MDS Nordion’s products, and the highly regulated environment in which it operates, requires compliance with a multitude of regulations as well as legislation governing radioactive material transportation.  The receipt, processing, handling, shipping and use of radioisotopes is highly regulated, and MDS Nordion proactively complies with all existing and new security requirements from multiple authorities around the world. MDS Nordion uses these regulations as a minimum standard and applies its own controls and procedures, over and above the required protocols.  The logistics system at MDS Nordion can process isotopes, deliver them to manufacturers and then on to hospitals or treatment centres within only a few days.

Regulatory standards applicable to MDS Nordion include the following:

•	Transport Canada regulations for the Transportation of Dangerous Goods

•	Canadian Nuclear Safety Commission regulations for Transport of Radioactive Materials, Import/Export controls and source tracking requirements

•	International Atomic Energy Agency’s (IAEA) Code of Conduct

•	International Transport Regulations for Radioactive Materials (Safety Series and Safety Standards for transportation of radioactive materials)

•	International Civil Aviation Organization (ICAO) and International Maritime Organization (IMO) requirements for safe transport by air and sea respectively

•	U.S. Department of Transportation requirements

•	U.S. Nuclear Regulatory Commission requirements

•	Member state requirements for the transportation of radioactive materials

Given that MDS Nordion is a participant in the nuclear industry, MDS Nordion is subject to the Nordion and Theratronics Divestiture Authorization Act (Canada).  This Act imposes certain restrictions on the direct or beneficial ownership or control of voting shares of MDS (Canada) Inc., a wholly owned subsidiary of MDS and the entity which holds the Nordion assets, by “non-residents” of Canada (as such term is defined in the Act).

In addition, under the 2006 Agreement between MDS (Canada) Inc., on behalf of MDS Nordion, and AECL, MDS (Canada) Inc. has granted rights of first offer and first refusal in favour of AECL in the event that MDS (Canada) Inc. proposes to transfer all or a substantial portion of its isotopes business to certain designated third parties.

Research and Development

MDS Nordion carries on various research and development (“R&D”) programs largely focused on the development of radioparmaceuticals.  In addition, MDS Nordion collaborates with a number of companies and government agencies to develop new targeted imaging and targeted radiotherapeutic products. MDS Nordion has signed a number of customer agreements, strengthening its position in the molecular imaging market, including a contract with Molecular Insight Pharmaceuticals, Inc. to manufacture and supply Zemiva™, a molecular imaging pharmaceutical being developed for cardiac ischemia.  Although these agreements are not individually significant, they are consistent with MDS Nordion’s strategic direction in this business as MDS Nordion focuses on broadening its product offerings in medical imaging and radiotherapeutics. See “The Business of the Company Following the Sale — MDS Nordion — Strategy of MDS Nordion”.

MDS Nordion is collaborating with the University of Ottawa Heart Institute, Canada’s largest cardiovascular health centre, in the newly established Molecular Imaging Centre of Excellence to advance cardiology research by developing new isotope-based tracers for cardiac imaging.

Employees of MDS Nordion

MDS Nordion is dependent on staff with specialized skills and knowledge necessary to operate a highly regulated processing facility for radioactive materials.  Some technical and production employees of MDS Nordion belong to the Public Service Alliance of Canada, a collective bargaining agent representing, among others, certain employees of the Government of Canada. Labour relations are judged to be good with the unions. Globally, MDS Nordion employs approximately 580 people.

MDS Pharma Services

Business of MDS Pharma Services

Headquartered in King of Prussia, U.S., MDS Pharma Services is focused on being a provider of early stage drug discovery and development services to the pharmaceutical, biotechnology, and generic industries. MDS has provided services to pharmaceutical manufacturers since 1992, beginning as a centralized support laboratory providing testing services in connection with Phase III clinical trials. MDS Pharma Services is now one of the top three contract research organizations (or “CROs”) in the pre-clinical and early clinical segment of the Early Stage market.

MDS is actively exploring the sale of the MDS Pharma Services Early Stage business.  Provided that the Company is able to obtain what it believes would be fair value for the Early Stage business, MDS intends to sell the MDS Pharma Services Early Stage business.  However, if the Company determines that there is not an acceptable transaction for the MDS Pharma Services Early Stage business, it intends to retain and invest in building the business in the market that it serves.

The pharmaceutical research process can be broken down into three primary components: laboratory-based research, clinic-based testing, and out-patient-based testing. MDS includes most laboratory-based research and clinic-based research in Early Stage and the Company has been the leading competitor in this phase of research based on the installed base of mass spectrometers and on the number of available clinic beds.  The Company’s significant capacity in each of these areas enables it to take on client work on very short notice and to develop the necessary expertise in these fields to participate in the most complex studies.

Key service lines for MDS Pharma Services’ Early Stage business include:

•
Pre-clinical, in which the Company’s vast library of assays is applied to study the effects of compounds on living organisms and in-vitro targets and in which advanced understanding of drug safety and toxicology is obtained under strict Good Laboratory Practices regulated conditions.

•	Bioanalysis, in which advanced technology and analytical science is applied to biological fluids to gain an understanding of the drug’s absorption, distribution, metabolism and elimination.

•
Early Stage clinical or first-in-man testing (Phase I), in which new investigational drugs are tested for the first time in healthy participants to assess drug safety and to determine how the drugs are processed by the body.

In addition, MDS Pharma Services has a Central Labs business.  The Central Labs business is a support service for late-stage trials, through which samples taken from study participants are run against standard assays to determine the safety and effectiveness of the drug.  As previously announced, MDS is actively exploring the sale of this business.

Significant pre-clinical and early clinical operations of MDS Pharma Services are in Montreal, Canada; Lincoln, U.S.; Phoenix, U.S.; Bothell, U.S.; Belfast, Northern Ireland; Zurich, Switzerland; Lyon, France; and Taipei, Taiwan.  These facilities include Phase I clinics, diagnostics laboratories, and support functions.

In addition, the Company has central laboratory locations in Toronto, Canada; North Brunswick, U.S.; Baillet, France; Hamburg, Germany; Beijing, China; and Singapore.

Strategy of MDS Pharma Services

MDS Pharma Services is currently one of the leading Early Stage CROs in the world.  Management intends to focus on organic growth, and will assess strategic transactions to focus the business and to expand its global capabilities and increase profitability.  In addition, LeanSigma and other operational improvements are intended to be utilized to enhance this business’ ability to serve customers and drive profitability.  The Company continues to focus this business in areas that extend leadership in key fields to build on existing strengths in order to enhance customer services.  Where MDS Pharma Services’ operations do not meet the Company's expected returns or do not fit with the strategic markets in which the Company has chosen to compete, MDS seeks to divest such businesses.

In 2008, MDS Pharma Services launched its Quality On TimeTM brand to highlight its leadership in providing quality, compliance and client service.  As well, MDS Pharma Services has developed strong customer relationships and, through customized processes and proprietary software solutions, has focused on delivering the services and information that fully meet customers’ requirements in the drug discovery and development process.

In June 2009, the Company announced its strategic intent to focus MDS Pharma Services on the delivery of Early Stage services and its intent to divest its Late-Stage operations which included the Phase II-IV operations and Central Labs.  MDS subsequently sold its Phase II-IV operations to INC Research, (R) Inc. on July 1, 2009, and is actively seeking a buyer for its Central Lab operations.

In September 2009, the Company announced its strategic intent to divest MDS Pharma Services’ Early Stage operations.  MDS is actively seeking a buyer for these operations.

Competition of MDS Pharma Services

The growth of the pharmaceutical research services industry has been driven by the increase in outsourcing by pharmaceutical and biotechnology companies.  The market has experienced high growth rates and has become highly competitive. Competition for individual research contracts often includes in-house research departments of pharmaceutical and biotechnology companies, as well as universities, teaching hospitals, and other CROs. Industry consolidation and globalization have affected pharmaceutical companies as well as CROs resulting in the use of fewer, larger CROs.  The Company believes that outsourcing will continue to grow as an economically attractive alternative to in-house research.

Companies active in this industry, including MDS, may improve their competitive position by building scale.  This enhances the ability to service clients with consistent global quality in their preferred location or in a more timely fashion, and internal operating efficiencies, which translates into sound and predicable execution and opportunity to expand profitability.  In addition, management believes that MDS Pharma Services’ expertise and capabilities result in a unique offering that contributes to its competitive position.  MDS Pharma Services’ strength in Pre-Clinical, Phase I and bioanalytical services allows it to integrate its offerings under complete Early Stage drug development programs to help pharmaceutical and biotechnology companies advance their compounds through this development stage more rapidly.

There are Early Stage (pre-clinical to Phase IIa) competitors, some of which are significantly larger and may have greater resources than MDS Pharma Services.  While there are numerous local CROs with either functional specialties or local geographic presence, the market continues to consolidate with share being gained by the large, global, diversified CROs.

Employees of MDS Pharma Services

MDS Pharma Services is dependent on staff with highly specialized skills.  Individuals with the requisite credentials, including MD and PhD designations, are recruited on a global basis.  Globally, as of August 31, 2009, approximately 2,340 employees work in MDS Pharma Services of which approximately 440 staff are located in Canada, 840 in the U.S., 880 in Europe and 180 in Asia.  Of these employees, 580 work in the Central Labs business.

Capital Structure of the Company Following the Sale

There will be no change to the share capital of the Company as a result of the Sale.  However, upon completion of the Sale, the Company currently intends to use approximately $400 million to $450 million of the proceeds from the Sale to purchase Common Shares pursuant to a substantial issuer bid.  The number of Common Shares subject to the bid and the price to be paid for each Common Share will be determined at a later date.  See “Use of Proceeds”.

The Company intends to use approximately $251 million (assuming a payment date of November 1, 2009) from the proceeds of the Sale to redeem the outstanding Senior Unsecured Notes at 100% of their principal amount together with accrued and unpaid interest plus a make-whole amount following completion of the Sale.  See “The Sale — Impact of the Sale on Senior Unsecured Notes”.

In addition, the Company is in discussions with its bank lending syndicate to secure a new revolving credit facility to replace its existing Cdn$500 million revolving credit facility, which is currently undrawn.  See “The Business of the Company Following the Sale — Liquidity and Capital Resources”.

Directors and Officers of the Company Following the Sale

As announced on September 17, 2009, Stephen P. DeFalco, the Company’s President and Chief Executive Officer, intends to step down from his position following the successful completion of the strategic transactions announced on September 2, 2009.  In addition, Steve West, President of MDS Nordion, was named Chief Operating Officer of the Company on September 17, 2009.  Following completion of the Sale and the intended sale of the MDS Pharma Services business, it is expected that Steve West will be appointed Chief Executive Officer of the Company, which would be focused on MDS Nordion.

No other immediate changes to the Board of Directors or the executive officers of the Company are expected as a result of the Sale other than the expected departure of Andrew Boorn, the current President of MDS Analytical Technologies, who is expected to be employed by the Buyer upon completion of the Sale.  The Company will continue to review its requirements, including in light of the intended sale of the MDS Pharma Services business and may, among other things, reduce the number of executive officers and/or the size of the Board of Directors as appropriate to reflect the size and nature of the business of the Company.

The disclosure under the heading “Election of Directors” in the Company’s Management Proxy Circular dated January 7, 2009, a copy of which is available on SEDAR, contains information about each of the current directors of the Company.

The Company’s executive management team comprises the following individuals:

Name	Position with MDS	Province or State and Country of Residence
Andrew W. Boorn	President MDS Analytical Technologies	Ontario, Canada
Stephen P. DeFalco	President and Chief Executive Officer (CEO)	Ontario, Canada
Mary E. Federau	Executive Vice-President, Global Human Resources	Ontario, Canada
Thomas E. Gernon	Executive Vice-President, Information Technology and Chief Information Officer (CIO)	Ontario, Canada
Kenneth L. Horton	Executive Vice-President, Corporate Development and General Counsel	Massachusetts, U.S.
Janet Ko	Senior Vice-President, Communications	Ontario, Canada
Douglas S. Prince	Executive Vice-President, Finance and Chief Financial Officer (CFO)	Ontario, Canada
David Spaight	President MDS Pharma Services	Pennsylvania, U.S.
Steven M. West	President MDS Nordion	Ontario, Canada

Employees of the Company Following the Sale

Upon completion of the Sale, the worldwide workforce of the Company will be reduced by approximately 1,150 employees to 3,070 employees.  These employees will be located in Canada, the United States, Europe and Asia.  The workforce will be further reduced by another 2,440 employees to the extent the Early Stage and Central Lab operations of MDS Pharma Services are sold, including a net reduction of approximately 100 employees within the Company’s corporate functions.

Principal Facilities of the Company Following the Sale

The Company will dispose of its interest in the following properties used in the Analytical Technologies business in connection with the Sale:

Location of Facility	Type of Facility	Owned/Leased	Approximate Square Footage
Concord, Canada	Manufacturing Plant	Owned	147,500
Sunnyvale, U.S.	Manufacturing/Office	Leased	143,100
Singapore	Manufacturing Plant	Leased	30,200
Downington, U.S.	R&D	Leased	27,900
Shanghai, China	Manufacturing Plant	Leased	18,900
Winnersh, U.K.	Sales Office	Leased	14,000

The remaining principal operating facilities of the Company are set out in the Company’s AIF, a copy of which is available on SEDAR.

Legal Proceedings and Regulatory Actions

After the Sale, the Company will continue to be subject to the following legal proceedings and regulatory actions as they relate to the businesses of the continuing Company, MDS Nordion and MDS Pharma Services.

MDS Nordion

As disclosed above under “The Business of the Company Following the Sale — MDS Nordion — National Research Universal Reactor and MAPLE Facilities”, on July 8, 2008, MDS served AECL with notice of arbitration proceedings seeking, among other things, an order to compel AECL to fulfill its contractual obligations under the 2006 Agreement, including without limitation the obligation to bring the Maple Reactors into service, and, in the alternative and in addition to such order, seeking significant monetary damages including in respect of certain claims related to prior agreements with AECL.  AECL has served certain counterclaims claiming damages for breach of contract in the amount of $250 million and other relief and claims.  The Company believes it has a strong defence on the merits.  In addition, MDS concurrently filed a court claim against AECL and the Government of Canada as further described above.  MDS believes that it has a strong case against AECL and the Government of Canada with respect to the 2006 Agreement, which the Company continues to actively pursue.  However, given the present stage and complex nature of the proceedings, the uncertainty in projecting the probability of any particular outcome of a dispute of this nature, and the range of remedies that may be awarded under the arbitration and/or lawsuit if the Company is successful in its claim, the Company is unable to project a specific outcome for this dispute.  An unfavourable outcome would have an adverse effect on the business, financial condition, and results of operations of the Company which could be material.

MDS Pharma Services

During 2004, 2006 and 2007, MDS Pharma Services received written communication from the FDA related to certain generic bioequivalence studies carried out at MDS Pharma Services’ bioanalytical laboratory facilities in Montreal, Canada.

The communication resulted from inspections carried out by the FDA in 2003 and 2004, a subsequent FDA audit in March 2006, and the FDA’s review of the Company’s responses to the audit and related communications.  The communications from the FDA outlined concerns in certain studies about unexpected results in a limited number of study samples, the standard procedures in place at that time to investigate the root cause of the unexpected results, and the policies and procedures in place to address such results.

In January 2007, the FDA issued statements that outlined certain steps that those customers of the Montreal bioanalytical facilities of MDS Pharma Services would be required to take to resolve any outstanding issues.  The FDA directed sponsors of approved and pending generic drug submissions containing study data produced in these facilities between January 2000 to December 2004 to take one of three actions within six months to address FDA concerns about the accuracy and validity of these bioanalytical studies: (i) repeat their bioanalytical studies; (ii) re-analyze their original study samples at a different bioanalytical facility; or (iii) independently audit original study results.  In addition, the FDA wrote to sponsors of innovator submissions and requested that they advise the FDA of any submissions containing data from those facilities from the affected period.  In some instances, the FDA also required these innovator sponsors to validate their studies by also choosing one of the three requested approaches.

In its January 2007 letter to generic sponsors, the FDA imposed a six-month time limit to complete the generic work. This time has since passed, and the Company believes it has substantially completed all related generic site audits.  While the Company could receive study audit requests from innovator customers, there have been no such requests received in the past four months.

In September, 2007, MDS Pharma Services responded to questions from European regulators about the bioanalytical work performed in the Montreal facility.  The European regulators reviewed studies in Montreal that are representative of the work done at that site, and issued a final report in July 2008 indicating that they have no significant concerns and that no further actions were required.

On November 11, 2008, the Company was served with a Statement of Claim related to repeat study costs and mitigation costs of Cdn$5 million and loss of profit of Cdn$30 million.  This action relates to certain bioequivalence studies carried out at the Company’s Montreal, Canada facility from January 1, 2000 to December 31, 2004.  The Company maintains reserves with respect to study costs as well as errors and omissions insurance.  MDS has assessed this claim and no provision has been recorded related to the claim for lost profit.  The Company has filed a Statement of Defence and intends to vigorously defend this action.

On April 30, 2009, the Company was served with a complaint related to repeat study costs of approximately $10 million and lost profits of approximately $70 million.  This action relates to certain bioequivalence studies carried out at the Company’s Montreal, Canada facility from January 1, 2000 to December 31, 2004.  The Company maintains reserves with respect to study costs as well as errors and omissions insurance.  MDS has assessed this claim and no provision has been recorded related to the claim for lost profit.  The Company has filed an answer and intends to vigorously defend this action.

The Company is a defendant in certain other litigation which, net of insurance coverage and amounts reserved, is not anticipated at this time to have a material impact on the Company’s results of operations.

Unaudited Pro Forma Condensed Consolidated Financial Information

The Company has prepared an unaudited pro forma condensed consolidated statement of operations for the financial year ended October 31, 2008 and unaudited pro forma condensed consolidated financial information as at and for the nine months ended July 31, 2009.  The basis of presentation of these financial statements is outlined in Note 1 of the unaudited pro forma condensed consolidated financial information included in Appendix E to this Circular.  The unaudited consolidated pro forma financial information was prepared in accordance with GAAP.

Financial Highlights

The following financial highlights and associated discussion have been prepared based on the unaudited pro forma condensed consolidated financial information included in Appendix E to this Circular.  The financial highlights should be reviewed in conjunction with the Company’s MD&A included in its 2008 Annual Report and the 2009 Quarterly Report for the period ended July 31, 2009.  As described in the notes to the unaudited pro forma condensed consolidated financial information, the pro forma information has been prepared to reflect the effect of, among other things, the sale of the AT Business and other related events.

Segment Financial Highlights
For the Nine Months Ended July 31, 2009
[Unaudited]

U.S.
		MDS
	MDS	Pharma	Corporate	MDS
	Nordion	Services	& Other	Pro Forma
Total revenues	$ 180	$ 184	$ -	$ 364
Net revenues	$ 180	$ 163	$ -	$ 343

Costs and expenses
Direct cost of products and services	93	119	-	212
Selling, general and administration	30	54	19	103
Other costs and expenses, net	5	51	7	63
Total costs and expenses	128	224	26	378
Operating (loss) income	52	(61)	(26)	(35)
Adjustments:
Depreciation and amortization	10	16	1	27
Restructuring charges, net	-	6	-	6
Impairment of property, plant and equipment, net	-	7	-	7
Change in FDA estimate	-	(7)	-	(7)
Impairment of goodwill	-	25	-	25
Write-down of investments and valuation provisions	-	-	1	1
Adjusted EBITDA	$ 62	$ (14)	$ (24)	$ 24
Margins
Gross Margin	48%	27%	nm	38%
Adjusted EBITDA margin	34%	-9%	nm	7%

MDS Nordion

MDS Nordion’s operating income of $52 million and adjusted EBITDA of $62 million for the first nine months of 2009 included approximately $30 million of income from NRU-supplied products, which included approximately $6 million from the sale of medical isotopes due to competitor supply disruptions.  In addition, embedded derivatives associated with the Company’s Russian cobalt supply contract resulted in a $9 million gain for the first three quarters of 2009, including $5 million related to lower volume commitments resulting from an amendment to the original contract.

MDS Pharma Services

MDS Pharma Services had an operating loss of $61 million and an adjusted EBITDA loss of $14 million for the first nine months of 2009.  Adjusting items for the first nine months included a $25 million non-cash write-off of MDS Pharma Services’ goodwill; a $7 million non-cash write-down of property, plant and equipment; $6 million in restructuring charges resulting from a reduction in employees due to lower customer demand and the sale of the Phase II-IV operations of the MDS Pharma Services business, and a $7 million reversal of a portion of the FDA provision, that was initially established in 2007, related to the review of the MDS Pharma Services Montreal bioanalytical operations.  In addition, operating income and adjusted EBITDA as a result of discontinued operations accounting include approximately $9 million related to functional costs that were previously charged to the late-stage operations of MDS Pharma Services and $5 million of foreign exchange losses related to the revaluation of certain assets and liabilities.  In the first nine months of 2009, and particularly in the third quarter, MDS Pharma Services revenue and earnings were negatively impacted by customers continuing to reprioritize their R&D pipelines in light of the current economic conditions, and concerns regarding potential uncertainty created by the strategic review process that MDS has undertaken.

Corporate and Other

The total costs and expenses of $26 million for Corporate and Other includes a $1 million write-off of the Company’s investment in Entelos Inc. that was treated as an adjusting item in the calculation of adjusted EBITDA, and a $5 million foreign exchange loss related to the revaluation of certain assets and liabilities.  In addition, the Company has incurred external support costs of approximately $2 million related to activities associated with the proposed sale of the AT Business and the intended sale of MDS Pharma Services.

Segment Financial Highlights
For the Year Ended October 31, 2008
[Unaudited]

U.S.
	MDS	MDS	Corporate	MDS Inc.
	Nordion	Pharma	& Other	Pro Forma
		Services
Total revenues	$296	$ 296	$ -	$ 592
Net revenues	$296	$ 264	$ -	$ 560

Costs and expenses
Direct cost of products and services	153	183	-	336
Selling, general and administration	48	77	32	157
Other costs and expenses, net	374	344	9	727
Total costs and expenses	575	604	41	1,220
Operating (loss) income	(279)	(340)	(41)	(660)
Adjustments:
Depreciation and amortization	13	26	3	42
Restructuring charges, net	-	4	1	5
Impairment of property, plant and equipment, net	-	11	-	11
Write-down of investments and valuation provisions	-	-	10	10
Change in FDA estimate	-	(10)	-	(10)
Write-off related to the MAPLE Facilities lease reassessment	341	-	-	341
Impairment of goodwill	-	320	-	320
Loss on sale of business	4	(1)	-	3
Adjusted EBITDA	$ 79	$ 10	$ (27)	$ 62
Margins
Gross Margin	48%	31%	nm	40%
Adjusted EBITDA margin	27%	4%	nm	11%

MDS Nordion

MDS Nordion had an operating loss of $279 million and adjusted EBITDA of $79 million for fiscal 2008.  The operating loss included a $341 million pre-tax write-off of the MAPLE Facilities construction in-progress asset and related financing liability related to AECL’s decision to cease work on the project.  See “The Business of the Company Following the Sale — MDS Nordion — National Research Universal Reactor and MAPLE Facilities”.  This write-off, along with a $4 million loss on the sale of MDS Nordion’s external beam therapy and self-contained irradiator product lines, were treated as adjusting items.  In addition, foreign exchange rate movements primarily related to the strengthening of the US dollar relative to the Canadian dollar resulted in a $15 million loss on embedded derivatives associated with the Company’s Russian cobalt supply contract and a $2 million gain on the revaluation of certain assets and liabilities in 2008.  In 2008, approximately $40 million of pre-tax income was generated from the sale of medical isotopes supplied from the NRU.

MDS Pharma Services

MDS Pharma Services had an operating loss of $340 million and adjusted EBITDA of $10 million for 2008.  The operating loss included a $320 million write-down of MDS Pharma Services goodwill, an $11 million asset impairment charge related to a facility in Montreal, Canada, a $4 million restructuring charge to improve profitability and a $10 million reversal of a portion of the FDA provision, that was initially established in 2007, related to the review of MDS Pharma Services Montreal bioanalytical operations, all of which were treated as adjusting items.  In addition, adjusted EBITDA includes approximately $14 million related to functional costs that were previously charged to the late-stage businesses and $6 million of foreign exchange gains related to the revaluation of certain assets and liabilities.

Corporate and Other

The total costs and expenses of $41 million for Corporate and Other include write-downs of $7 million related to the Company’s investments in Entelos Inc. and $3 million related to investments in Asset Backed Commercial Paper, both of which were treated as adjusting items in the calculation of adjusted EBITDA.  Approximately $7 million of corporate expenses, including $2 million of depreciation expense, that was previously charged to the MDS Pharma Services’ Late-Stage operations is now included in the corporate results.  In addition, there was a $5 million foreign exchange gain related to the revaluation of certain assets and liabilities in 2008.

Summary Financial Outlook

Summary Overview

During the financial year ended October 31, 2008, the AT Business generated approximately 55% of the Company’s consolidated adjusted EBITDA. In the first three quarters of 2009, the AT Business contributed over 60% of the Company’s consolidated adjusted EBITDA.  Accordingly, following the completion of the Sale, the Company expects that its adjusted EBITDA will be substantially reduced.  While the Company expects that its operating costs will be reduced due to the smaller number of employees following the Sale, the Company also expects to incur restructuring costs as it resizes its corporate functions to reflect the scope of the Company’s remaining business.

On July 1, 2009, the Company completed the sale of the Phase II-IV operations of the MDS Pharma Services business.  In addition, the Company has previously announced that it is in the process of selling Central Labs and that it intends to sell the remaining MDS Pharma Services Early Stage business, provided that the Company is able to obtain what it believes would be fair value for that business.  If the foregoing divestitures are completed, the Company would be focused solely on its MDS Nordion business.  See “The Business of the Company Following the Sale — MDS Nordion”.

If the Company completes a sale of MDS Pharma Services, the Company currently anticipates, among other things, that it would distribute to Shareholders a portion of the net cash proceeds, after transaction and restructuring costs, from such sale, though the amount, timing and manner of such distribution, whether by way of return of capital, substantial issuer bid, dividend or otherwise, has not been determined.  In addition, any such distribution would be subject to all applicable regulatory and Shareholder approvals.

Corporate

The Company intends, upon the completion of the sale of MDS Pharma Services, to begin the closure of its corporate headquarters, which consists of approximately 150 employees, primarily located at its Toronto, Canada office.  With MDS Nordion as its sole operating unit after such a sale, the Company would expect to replace approximately one third of its corporate headquarter positions in Ottawa, Canada.  In addition, MDS would expect to incur lower costs in certain areas, such as audit and insurance as a result of the reduced size and nature of the remaining business.  As previously noted in “The Business of the Company Following the Sale — Directors and Officers of the Company Following the Sale”, in addition to Mr. DeFalco stepping down as President and Chief Executive Officer, MDS may reduce the number of executive officers and/or the size of the Board of Directors as appropriate to reflect the size and nature of the business after the Sale and the intended sale of MDS Pharma Services.  Upon the completion of the restructuring of the corporate functions and certain transition activities, the Company expects it will generate positive EBITDA and cash flow with MDS Nordion as the Company’s only operating unit, with, or without, the contribution generated from NRU-supplied product.

MDS Nordion

As described above, AECL has announced that its NRU reactor will not return to service before the first quarter of 2010.  See “— National Research Universal Reactor and MAPLE Facilities”.  The NRU supplies substantially all of MDS Nordion’s reactor-based medical isotopes and, as a result of this shutdown, the Company has estimated that its EBITDA would be reduced by approximately $4 million for every month the reactor is out of service.  In the first nine months of 2009, the NRU contributed approximately $30 million of EBITDA, which included $6 million of incremental EBITDA that resulted from higher sales during a competitor’s supply disruption.

In addition to pursuing the arbitration proceeding to compel AECL to complete the MAPLE Facilities, the Company continues to seek other long-term sources of medical isotope supply.  In addition to the announced collaborations with TRIUMF and the Karpov Institute of Physical Chemistry, MDS Nordion continues to pursue alternate long-term sources of Mo99.

In 2010, MDS Nordion expects the supply of cobalt will increase compared to 2009 and that revenue associated with this product will also increase. In addition, the Company’s long-term contract for cobalt supply with Energoatom positions MDS Nordion well to meet continued growth in cobalt sterilization demand over the long term.  MDS Nordion remains encouraged by the ongoing global expansion of its TheraSphere® product line and it continues to seek new partnerships for growth in radiotherapeutics and molecular imaging.

MDS Nordion expects to continue to fund from its operations the costs related to its ongoing arbitration proceedings with AECL and legal proceedings against the Government of Canada and AECL as described under “The Business of the Company Following the Sale — MDS Nordion — National Research Universal Reactor and MAPLE Facilities”.

MDS Pharma Services

As a result of the economic downturn in 2009, including the impact from pharmaceutical company mergers and decreased funding for biotech companies, MDS Pharma Services saw customers defer new contracts awards and delay new studies already awarded as customers reassess their research and development product pipeline. In addition, customer concerns regarding uncertainties created by the Company’s strategic review process have impacted MDS Pharma Services’ sales.  As a result, the Company expects to have lower revenue in the fourth quarter of fiscal 2009 and into the first half of 2010, particularly in its Phase I operations where there was a significant decline in proposals and new business wins in the second and third quarters.  In response to the softening demand and as a result of the planned sale of the Phase II-IV operations of the MDS Pharma Services business, certain restructuring actions were initiated in the third quarter of 2009. These actions will impact approximately 200 people at a cost of about $5 million and are expected to generate approximately $9 million in annual savings.  In the second quarter of 2008, a project was initiated to renovate and expand MDS Pharma Service Early Stage operations in Taiwan, which is expected to double the capacity of these operations to serve current and emerging demand in the Asia-Pacific region. Upon the recovery of customer spending, MDS Pharma Services believes it would be well positioned to grow profitability given its focus on its Quality on Time initiative and the capacity of its facilities.

Income Taxes

As a result of the proposed Sale and the redemption of the Company’s Senior Unsecured Notes, MDS may generate income subject to tax in certain jurisdictions; however, based on available tax carryovers, transaction and restructuring costs associated with the Sale, make-whole payments on the redemption of the Senior Unsecured Notes, and the expected structure of the Sale, MDS does not expect to pay significant cash taxes as a result of the Sale.  As well, the Company expects to be able to apply certain transaction and restructuring costs associated with the Sale and the intended future sale of MDS Pharma Services to reduce any cash taxes arising on the sale of that business.  These transactions may also generate tax assets that may also reduce cash taxes on future operating earnings.  In addition, the Company will retain significant R&D tax credits and tax operating loss carry forwards already in existence as described in the notes included in the unaudited pro forma condensed consolidated financial information included in Appendix E to this Circular, which are also expected to reduce cash income taxes in the future.

Subsequent to the utilization of these tax carryovers, and following the proposed Sale and intended future sale of MDS Pharma Services, the Company would expect its future tax rate to approximate the Canadian corporate income tax rate which is currently 32%.  Based on both legislated and announced Canadian income tax rate reductions, the Company expects its corporate tax rate to fall to 25% by 2014.  This rate is expected to be further reduced by the amount of tax credits that MDS Nordion generates from the R&D that MDS Nordion performs internally and on behalf of certain customers, and through the application of certain tax assets described above.

Liquidity and Capital Resources

If the Sale is completed, the Company’s capital structure and liquidity position would be substantially changed.  As at July 31, 2009, the Company had a $298 million cash balance and $281 million of debt, of which $221 million is related to the Company’s Senior Unsecured Notes and $44 million is related to the Government of Canada’s FDCFA loan which is fully offset by a financial instrument held by MDS.  The Company expects it will use its cash on hand and proceeds from the Sale to redeem the Senior Unsecured Notes.  See “Use of Proceeds” and “The Sale — Impact of the Sale on Senior Unsecured Notes”. Following redemption of the Senior Unsecured Notes, the Company expects to have minimal future debt payment obligations as its $44 million loan with the Government of Canada is fully offset by the financial instrument.

The Company has a Cdn$500 million revolving credit facility available to fund liquidity requirements under a credit agreement with a bank lending syndicate dated July 14, 2005 (the “Credit Agreement”) which expires in July 2010.  As of the date hereof, no amounts were drawn and outstanding under this facility.  The Credit Agreement provides for an event of default, subject to certain conditions, if the Company enters into a transaction whereby all or substantially all of its assets would become the property of any other person.  As the Sale may be characterized as such a transaction, the completion of the Sale would result in an Event of Default under the Credit Agreement.  See “Risk Factors — The Sale would result in an Event of Default under the Company’s Credit Agreement”.  While the Company intends to secure a new revolving credit facility to help fund ongoing liquidity requirements upon completion of the Sale, there can be no assurance that the Company will be successful in securing a new revolving credit facility and therefore the Company intends to maintain sufficient cash in the absence of such a facility.

During the period that the NRU reactor remains out of service, the Company expects that it will not generate cash from its operations during 2010, primarily as a result of restructuring and transition costs and cash required to fund capital investments in MDS Pharma Services including the expansion of the Taiwan facility.  The Company also expects MDS Pharma Services to generate lower adjusted EBITDA during that period.  See “The Business of the Company Following the Sale — Summary Financial Outlook”.

The Company currently expects that, following a sale of MDS Pharma Services, if completed, and completion of associated restructuring and transition activities, the Company would generate positive operating cash flows including the funding of its capital expenditure requirements, based on the cash flows of MDS Nordion, with or without the cash flow contribution from NRU-related revenue. In addition, following the divestiture of MDS Pharma Services, if completed, the amount of cash the Company would retain for its ongoing operations, would be expected to be lower.

From the net proceeds of the Sale, the Company intends to retain what it believes is sufficient cash to fund operating activities, transaction and restructuring costs (including change of control costs) and potential future obligations including executive severance costs, FDA-related costs, self insurance liabilities, pension funding and certain obligations resulting from the sale agreements for the AT Business and the Phase II-IV operations of the MDS Pharma Services business.  See “Use of Proceeds”.

Investments and other Obligations of the Company Following the Sale

After the Sale, the Company will retain a number of financial investments including the following:

•
A financial instrument that was issued by a major Canadian bank and was purchased by the Company to retire all future payments related to the long term debt from the Government of Canada.  The financial instrument is in favour of the Government of Canada and therefore is not readily tradeable as it offsets the long-term debt.  It has a value of approximately $44 million.

•
In fiscal 2006, as a result of the mediation process between AECL and MDS, the Company received a long-term, non-interest bearing note receivable, which is repayable monthly over four years.  All payments have been received to date and the fair value of the note was $39 million as at July 31, 2009.

•	The Company holds Cdn$17 million at par value of ABCP with a fair value of $9 million as at July 31, 2009.

•
The Company owns 52% of the outstanding shares of Lumira Capital Corp. (“Lumira”), formerly MDS Capital Corp.  Lumira is a private North American investment manager that invests venture capital into private life science companies that are developing therapeutic approaches and technologies for the treatment of diseases.  Lumira’s revenues are derived from portfolio based management fees as well as a share of the gains or losses that arise on the investment portfolio.   MDS accounts for its investment in Lumira on an equity accounting basis, and at July 31, 2009 the carrying value of this investment was $5 million.

•
The Company owns 100% of a subsidiary that provides insurance coverage to the Company.  This subsidiary is responsible for up to the first $5 million of certain liability claims of the Company.  There is $5 million of restricted cash associated with this subsidiary.

The Company is not expected to have any material debt funding obligations after the repayment of its Senior Unsecured Notes, as its remaining debt is fully defeased (principal and interest) by a funded financial instrument that is pledged as security against the debt, as noted above.  The $8 million note payable of the Company related to the MALDI-TOF mass spectrometry operations is expected to be settled prior to completion of the Sale.  As a result of the Sale, the amount to be repaid has been reduced to $4 million.  If the Sale is not completed, an additional $4 million will become payable.  In addition, the Company may be subject to an accelerated payment of $5 million of remaining lease payments under one of its capital leases, that would otherwise be payable over the next two years.

In addition, the Company has retained certain obligations relating to its Phase II-IV operations of the MDS Pharma Services business following completion of the sale of that business, including liability for studies that were closed prior to the closing of the Sale.  The consideration includes $13 million of funds that will be released to MDS upon meeting post-closing obligations that MDS expects to be released to the Company within the next 15 months from the closing date of July 1, 2009 and assuming that there are no claims for breach of representations or warranties under the sale agreement.  This amount will be used to fund any obligations that may arise in connection with the sale of the Phase II-IV operations of the MDS Pharma Services business and will be released to the Company on October 31, 2010 if there are no outstanding obligations on that date.  The Company also expects to make a payment of approximately $7 million related to the working capital adjustment associated with the sale of the Phase II-IV operations of the MDS Pharma Services business.

As provided in the Sale Agreement, the Company will retain certain obligations relating to the AT Business following completion of the Sale.  See “The Sale Agreement”.  Upon completion of the Sale, the Company will retain contracts that contain minimum purchase or fixed price commitments that would not be economical for the remaining business.  The Company expects to incur approximately $5 million to restructure or pay out these contracts.  Approximately $2 million of this relates to the contract termination cost that the Company expects to record as a restructuring charge.  In addition, Mr. DeFalco will be entitled to receive his contractual severance payments upon stepping down from his position as President and Chief Executive Officer following the successful completion of the strategic transactions announced on September 2, 2009.  As a result of the Sale, certain other executives may have the right to elect to be terminated based on “good reason” and therefore, in that context, would be eligible to receive their contractual severance payment.  In addition, as part of the Company’s process of reviewing its operational requirements to reflect the size and nature of the Company following the completion of Sale, the Company expects that certain executives will transition out of the Company and be entitled to receive their contractual severance payment in connection therewith.  See “The Sale — Interests of Certain Persons in the Sale”.  The total amount of severance that would have to be paid to all such senior executives and other members of senior management, excluding Mr. DeFalco, in the event of such termination is approximately $15 million.

The Company is required to make future rent payments of approximately $7 million for its Toronto, Canada corporate offices.  Depending on the timing of the completion of the Sale, including any necessary transition services, and the intended sale of MDS Pharma Services, the Company would expect to vacate all, or substantially all of the corporate office space.  The Company would expect to attempt to sub lease the office space or buyout the remaining lease at a reduced amount.

In addition to the obligations outlined under “The Business of the Company Following the Sale — Legal Proceedings and Regulatory Actions”, following completion of the Sale, the Company will retain the following material obligations:

•
A non-interest bearing loan from the Government of Canada that is repayable at $4 million per year with the remaining balance due April 1, 2015.  As described above, the Company holds a financial instrument that offsets this loan.

•
MDS Nordion has a defined benefit pension plan that is closed to members.  The pension had a $26 million surplus from an accounting perspective as at October 31, 2008.  Based on an actuarial report filed with the pension regulator in Canada in 2008, with a valuation as at January 1, 2008, the plan was in a surplus position on both a going-concern and solvency basis and therefore the Company is not currently required to increase its funding of the plan.  However, the majority of the assets in this plan are held in Canadian and global equities and, based on the declines in global stock markets at the time, the Company estimated it had solvency deficit of approximately $20 million as at October 31, 2008.  Under current Canadian regulations pension deficits are required to be funded over a five-year period, which may be extended to a ten-year period, if certain requirements are met which could potentially require the issuance of a letter of credit in the amount of the obligation.  An actuarial report may have to be prepared and submitted to the Canadian regulator in 2010 and the Company would be required to start funding a solvency deficit, if one exists at that time.  In addition, MDS Nordion has a supplemental retirement plan and MDS has certain post-retirement obligations that will be retained following the Sale.  MDS Pharma Services has two defined benefit pension plans in the U.S. and Taiwan.  The U.S. plan has a small deficit and the Taiwan plan has a small surplus.

Effect of the Sale on Market and Listings

Toronto Stock Exchange

Following the completion of the Sale, the Common Shares will continue to be listed on the Toronto Stock Exchange under the symbol “MDS”.

New York Stock Exchange

Following the completion of the Sale, the Company may determine to delist the Common Shares from the NYSE.  If the Company determines to delist the Common Shares from the NYSE, the delisting would become effective 10 days after a Form 25 is filed by the Company with the SEC.

U.S. Registration

The Company is subject to the periodic reporting requirements of the U.S. Exchange Act and, in connection therewith, files reports and other information with the SEC.  If the Company determines to delist the Common Shares from the NYSE, the Company will remain subject to such periodic reporting requirements for at least one year following the delisting.  Thereafter, the Company could then terminate its Exchange Act reporting obligation if it meets the conditions set forth in Rule 12h-6 under the Exchange Act.

USE OF PROCEEDS

The gross proceeds of the Sale are expected to be approximately $650 million.  The Company currently intends to distribute a portion of the Sale proceeds, currently estimated to be approximately $400 million to $450 million, to Shareholders pursuant to a substantial issuer bid.  The balance of the gross proceeds of the Sale plus existing cash on hand ($298 million as at July 31, 2009) is expected to be used by the Company to:  (i) redeem the Senior Unsecured Notes; (ii) fund transaction and restructuring costs related to the Sale of approximately $61 million; and (iii) fund ongoing operations of the Company.  The estimated transaction and restructuring costs have increased above the range provided in the Company’s MD&A for the interim period ending on July 31, 2009 as a result of the inclusion of severance costs for Mr. DeFalco.  See “The Sale — Interest of Certain Persons in the Sale”.

Distribution to Shareholders

The Company currently intends to distribute a portion of the Sale proceeds, which portion is currently estimated to be approximately $400 million to $450 million, to Shareholders pursuant to a substantial issuer bid.  The actual amount used to fund the substantial issuer bid will be determined at the time the bid is commenced and will take into account the expected impact on the liquidity of the Common Shares subsequent to the substantial issuer bid and current estimates for the items described above, including the cash required for the ongoing operations of the Company and any funds required to pay Dissenting Shareholders, if any.  See “Rights of Dissenting Shareholders”.  The Company currently intends to proceed with a substantial issuer bid within 30 days following completion of the Sale.  Prior to the commencement of the bid, the Company will evaluate the expected impact of the bid on the liquidity of the Common Shares.  If the Company determines that the liquidity would be significantly adversely affected as a result of the bid, the Company may not distribute all of the available proceeds through a substantial issuer bid, but may do so by other means, which may include a distribution by way of dividend, return of capital or normal course issuer bid.  See “Risk Factors”.  In addition, any amount paid to Shareholders validly exercising dissent rights, if any, may reduce the proceeds available for distribution pursuant to the substantial issuer bid.  However, those dissenting Shareholders will not be entitled to participate in the distribution of the portion of the Sale proceeds pursuant to the anticipated substantial issuer bid.

Redemption of Senior Unsecured Notes

As described under “The Sale — Impact of the Sale on Senior Unsecured Notes”, the Company intends to redeem the outstanding Senior Unsecured Notes following the completion of the Sale by payment of approximately $251 million (assuming a redemption date of November 1, 2009) to the holders thereof (representing the principal outstanding amount of the Senior Unsecured Notes along with accrued and unpaid interest and a $25 million make-whole amount that is tax deductible).

Transaction and Restructuring Costs

The Company is expected to incur approximately $47 million in pre-tax transaction costs related to the Sale, including investment banking and legal fees, management incentives and payments under the COC Policy.  Certain of these costs (including management incentives and change of control payments) are only payable if the Sale is completed.  Of this amount, approximately $20 million will represent payments to the Company’s executive officers and certain members of the management team related to the vesting of stock-based compensation upon the completion of the Sale, and approximately $7 million relates to transaction incentive payments to certain executives of the Company.  See “The Sale — Interests of Certain Persons in the Sale”.  Fees payable to the Company’s financial advisors are expected to be approximately $14 million and legal and other advisory fees are expected to be approximately $6 million.  The majority of the transaction fees will be paid out immediately following the completion of the Sale, with the remainder expected to be paid within the first six months following completion of the Sale.

In addition, the Company expects to incur pre-tax restructuring costs related to the Sale of up to $14 million.  These costs are expected to be paid over the first year following the completion of the Sale and include approximately $9 million in severance costs in connection with Mr. DeFalco stepping down as President and Chief Executive Officer following the successful completion of the strategic transactions announced on September 2, 2009.  The remaining $5 million of restructuring costs are primarily associated with corporate employees who currently provide support to the AT Business and who are not transferred to the Buyer and penalties to terminate certain contracts with suppliers that will be uneconomical following the Sale.  In addition, certain positions within the corporate functions are expected to be eliminated as a result of the Sale.

The amount and timing of the contemplated restructuring, including the number of employees impacted, will be dependent upon the timing of completion of the transition services associated with the Sale and the status of the intended sale of the MDS Pharma Services business.

Ongoing Operations of the Company

The Company will use a portion of the proceeds from the Sale and its available cash to fund ongoing operations of the remaining business, including capital expenditures, restructuring, and research and development. In addition, the Company will retain its estimate of the cash required to fund liabilities, which include FDA-related costs, potential severance costs for executives and senior management, excluding Mr. DeFalco, of up to $15 million, self insurance liabilities; pension funding and certain obligations resulting from the Sale Agreement.  In addition, approximately $20 million is expected to be used to collateralize letters of credit pending the possible arrangement of new credit facilities.  The Sale is not expected to result in any significant tax payments.  The Company intends to hold a cash balance in the range of $140 million to $190 million, excluding the $20 million of cash which will be used as collateral for letters of credit, to support its ongoing operations and obligations, in addition to amounts required to fund any unpaid transaction and restructuring costs described above.  In addition, the Company expects to make payments of $9 million to repay other debt, and approximately $14 million related to the sale of the Phase II-IV operations of the MDS Pharma Services business, including a $7 million working capital adjustment payment.  See “The Business of the Company Following the Sale — Investments and Other Obligations of the Company Following the Sale”.

THE SALE AGREEMENT

The following description of certain material provisions of the Sale Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the Sale Agreement, which is available at www.sedar.com and www.sec.gov/edgar.html.  The Company urges Shareholders to read the Sale Agreement because it is the legal document that governs the Sale.

This summary of the Sale Agreement has been included to provide information regarding its terms and is not intended to provide any other factual information about the Company, Danaher Corporation, Buyer or their respective affiliates.

The Sale

Upon the terms and subject to the conditions set forth in the Sale Agreement, Buyer, an indirect wholly owned subsidiary of Danaher Corporation, will acquire the Company’s AT Business.

The Company or Buyer may terminate the Sale Agreement prior to the consummation of the Sale in some circumstances, whether before or after the approval by the Shareholders of the Sale pursuant to the Sale Agreement. Additional details on termination of the Sale Agreement are described in “The Sale Agreement — Termination of the Sale Agreement” below.

Effective Time

The Company expects to complete the Sale as promptly as practicable after the Shareholders approve the sale of the AT Business pursuant to the Sale Agreement (assuming the prior satisfaction of the other closing conditions to the Sale). Unless otherwise agreed by the parties to the Sale Agreement, the parties are required to close the Sale after the satisfaction or waiver of the conditions described in “The Sale Agreement — Conditions to the Completion of the Sale,” below, on the date that is three (3) business days following the satisfaction or waiver of the conditions to closing.

Purchase Price

Buyer has agreed to purchase the AT Business for $650 million in cash, with estimated adjustments at closing and final adjustments post closing, in each case based on net working capital (as compared to a reference amount of $72 million, which reference amount can be adjusted upwards but not downwards if determined that there were errors in establishing the reference amount), cash (limited to $15 million, with a 50% discount on certain categories of cash) and indebtedness (including transaction bonuses and third party consent fees). Payables and loans owed to the Company or any of its retained subsidiaries which are intercompany transactions incurred in the ordinary course of business consistent with past practice with an aggregate balance not to exceed $3,000,000 may remain outstanding as of closing of the Sale and will be cash settled by Buyer following the closing in the ordinary course of business consistent with past practice, and receivables owed by the Company or any of its retained subsidiaries which are intercompany transactions incurred in the ordinary course of business consistent with past practice with an aggregate balance not to exceed $3,000,000 may remain outstanding as of closing of the Sale and will be cash settled by the Company or the relevant retained subsidiaries in the ordinary course of business consistent with past practice.

Representations and Warranties

The Sale Agreement contains representations and warranties of the Company and certain of its subsidiaries that are sellers in the Sale (collectively, “Sellers”) and of Danaher Corporation and Buyer made to and solely for the benefit of each other.  The assertions embodied in the representations and warranties are qualified by information contained in a disclosure schedule exchanged by the parties in connection with signing the Sale Agreement that modifies, qualifies and creates exceptions to the representations and warranties contained in the Sale Agreement.

Accordingly, Shareholders should not rely on the representations and warranties as characterizations of the actual state of facts, because (1) they were made only as of the date of the Sale Agreement or a prior specified date, (2) in some cases are subject to qualifications with respect to materiality and knowledge, and (3) they are modified in important part by the underlying disclosure schedule.  The disclosure schedule contains information that has been included in the Company’s prior public disclosures, as well as non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Sale Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

The Sellers make various representations and warranties in the Sale Agreement that are subject, in some cases, to exceptions and qualifications (including in a few cases exceptions that the subject matter of the representation does not result in, and would not reasonably be expected to result in, a Material Adverse Effect). See “The Sale Agreement — Material Adverse Effect Definition” below.  The Company’s representations and warranties relate to, among other things:

•	due organization, good standing and qualification, and other corporate matters with respect to the Company and its subsidiaries;

•	the Company’s corporate authority and authorization to enter into, and enforceability of, the Sale Agreement;

•	capitalization of the companies and joint ventures that conduct the AT Business;

•	the absence of conflicts with, or defaults under, organizational documents, other contracts, permits and applicable laws;

•	the accuracy of the information in the Company’s financial statements, including financial statements for the AT Business;

•	the absence of certain undisclosed liabilities with respect to the AT Business;

•	the absence of certain changes or events with respect to the AT Business since October 31, 2008, including the absence of a Material Adverse Effect on the AT Business;

•	compliance with laws and permits;

•	litigation and governmental investigations involving the AT Business;

•	tax matters;

•	employee benefit plan matters;

•	environmental matters with respect to the AT Business;

•	real property of the AT Business;

•	intellectual property of the AT Business;

•	title to assets;

•	sufficiency of assets for the operation of the AT Business;

•	labor matters;

•	personal information matters;

•	material contracts of the AT Business;

•	insurance matters;

•	significant customers and suppliers of the AT Business;

•	absence of unlawful payments;

•	transactions with affiliates;

•	inventory matters; and

•	absence of brokers’ and finders’ fees.

The Sale Agreement also contains various representations and warranties made by Danaher Corporation and Buyer that are subject, in some cases, to exceptions and qualifications.  The representations and warranties of Buyer, and in the case of the first three (3) categories, Danaher Corporation, relate to, among other things:

•	due organization and good standing;

•	corporate authority and authorization to enter into, and enforceability of, the Sale Agreement;

•	the absence of conflicts with or defaults under organizational documents, other contracts, permits and applicable law;

•	Securities Act matters;

•	compliance with laws and permits;

•	litigation and governmental investigations;

•	brokers’ and finders’ fees;

•	sufficiency of funds; and

•	Investment Canada Act matters.

Material Adverse Effect Definition

A few of the Sellers’ representations and warranties are qualified by a Material Adverse Effect standard and, as a closing condition for the benefit of Buyer, most of the Sellers’ representations and warranties must be true and correct as of the closing unless failure to be true and correct does not, individually or in the aggregate, give rise to a Material Adverse Effect.  There is also a closing condition for the benefit of Buyer that no Material Adverse Effect has occurred since the date of the Sale Agreement. See “Conditions to the Completion of the Sale”.  For the purpose of the Sale Agreement, “Material Adverse Effect” is defined to mean any change, event, development or effect that, individually or in the aggregate, (A) has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, results of operations, or financial condition of the AT Business, taken as a whole, or (B) impairs or delays in any material respect the Company’s ability to consummate the transactions contemplated by the Sale Agreement, other than, in case of (A) above to the extent resulting from:

i.	general economic conditions in any of the markets in which the AT Business operates;

ii.	any change in general economic conditions or the financial, banking, currency or capital markets in general;

iii.	factors generally affecting the general segments of the analytical instrumentation industry in which the AT Business operates;

iv.	changes in law, GAAP, Canadian GAAP or other applicable accounting standards or the interpretations thereof;

v.
acts of God, pandemics or other calamities, national or international political or social conditions in any of the countries in which the AT Business operates, including the engagement by any such country in hostilities, whether commenced before or after the date of the Sale Agreement, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack;

vi.	any action taken that is specifically required by the Sale Agreement or failure to act to the extent such action is specifically prohibited by the Sale Agreement;

vii.
any failure to meet internal projections, public estimates or expectations relating to the AT Business (it being understood that the underlying causes of, or factors contributing to, the failure to meet such projections, estimates or expectations may be taken into account in determining whether a Material Adverse Effect has occurred); or

viii.
the announcement of the Sale Agreement and the other agreements contemplated thereby, including by reason of the identity of Buyer or any communication by Buyer regarding the plans or intentions of Buyer with respect to the conduct of the AT Business;

provided that with respect to each of clauses (i) through (v), only if such changes, events, occurrences or effects do not, and would not reasonably be expected to, affect the AT Business in a disproportionate manner in any material respect as compared to other participants in the industry.

Conduct of Business Prior to Closing

The Sellers have agreed in the Sale Agreement that, until the consummation of the Sale, except as expressly contemplated by the Sale Agreement, they will and will cause each of their companies involved in the AT Business and the two joint ventures involved in the AT Business to:

•	conduct the AT Business and operate the joint ventures involved in the AT Business in the ordinary course consistent with past practice;

•	use reasonable best efforts to preserve intact the AT Business and the joint ventures involved in the AT Business in all material respects, and to retain their present officers and key employees;

•
use reasonable best efforts to preserve intact, in all material respects, the ordinary and customary relationships with customers, suppliers, vendors, licensors, licensees, distributors, creditors, governmental authorities and other third parties having business relationships with the Company; and

•	use reasonable best efforts to maintain the material tangible assets of the AT Business in good working order and condition, ordinary wear and tear excepted.

The Company has agreed in the Sale Agreement that, until the consummation of the Sale, except as required by law or existing contract or specifically contemplated by the Sale Agreement or consented to in advance in writing by Buyer, the Company will and will cause its companies involved in the AT Business and its joint ventures involved in the AT Business, in each case solely with respect to the AT Business, not to take any of the following actions (with it being understood nothing will limit any of the Company’s rights with respect to the businesses not being sold to the extent not having any adverse impact on the AT Business or the transactions contemplated by the Sale Agreement in any material respect), subject to exceptions in certain cases:

•	amend the organizational documents of any of the Company’s subsidiaries or either joint venture involved in the AT Business;

•
issue, deliver or sell any additional shares of capital stock or other equity interest, or any securities convertible into or exchangeable or exercisable for such securities, of any of the Company’s subsidiaries or either joint venture involved in the AT Business, or sell, transfer or otherwise dispose of or encumber any shares of capital stock or other equity interest of any of the Company’s subsidiaries or either joint venture involved in the AT Business;

•
declare, set aside, or pay any dividend or other distribution payable in stock of the Company’s subsidiaries involved in the AT Business or assets of the AT Business, or, with respect to any of its subsidiaries or either joint venture involved in the AT Business,  declare, set aside, or pay any dividend or other distribution payable in stock or property with respect to its capital stock or other equity interest, or combine, reclassify, purchase, redeem or otherwise acquire or retire for value any of its securities;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, bankruptcy, suspension of payments or other reorganization under local law;

•
acquire or dispose of, in any manner including any business combination, any business or substantially all of the assets of any business, in excess of $250,000 individually or $500,000 for all such acquisitions and dispositions in the aggregate;

•
acquire or negotiate the acquisition of any interest in any individual or entity or any division thereof or any business or assets thereof, or make any loan, advance or capital contribution to, or investment in, any individual or entity or any division thereof, other than any such transactions that are in the ordinary course of business consistent with past practice and for considerations not to exceed $50,000 individually, or $200,000 in the aggregate;

•
except as required by law or any material contract, issue any note, bond, or other debt security, or create, incur, assume or guarantee any indebtedness, in each case, other than (i) indebtedness that will be retained by the Company, (ii) intercompany loans or advances among the Company’s subsidiaries involved in the AT Business, and (iii) indebtedness incurred in the ordinary course of business consistent with past practice in an amount not to exceed $1,000,000 in the aggregate;

•
except for sales of inventory or the disposition of immaterial amounts of obsolete equipment in the ordinary course of business consistent with past practice, sell, assign, lease, sublease, license, sublicense, pledge or otherwise transfer or otherwise dispose of, or incur, create or assume any encumbrance (subject to certain exceptions) with respect to any material assets of the AT Business;

•
voluntarily pay or incur any liability, other than (x) any payment of liabilities solely in cash which is fully satisfied prior to the closing of the Sale and (y) any such action in the ordinary course of business consistent with past practice;

•
change any financial accounting method relating to the AT Business or either of the Company’s joint ventures involved in the AT Business, unless required by GAAP, law or, with respect to certain financial statements only, Canadian GAAP;

•
(x) to the extent material in the aggregate, enter into or modify any employment, bonus, severance, change in control, termination or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, or otherwise increase the compensation or benefits of, any employee, other than as may be required by a benefit plan in effect as of the date of the Sale Agreement and disclosed to Buyer or by any applicable law, (y) hire any new employee with annual salary or regular wages in excess of $150,000 (or total annual compensation in excess of $200,000) in the case of individuals eligible for annual incentive bonuses or commissions) or terminate (other than for cause), reassign or otherwise materially modify the duties of any executive, officer, or key employee who provides services to the AT Business, or (z) except as would not be material in the aggregate and as would not be required to ensure that any benefit plan is not then out of compliance with applicable law, enter into or adopt any new, or increase benefits under or renew, amend or terminate any existing, benefit plan as such benefit plan may relate to employees of the AT Business;

•
communicate with employees regarding the compensation, benefits or other treatment that they will receive in connection with the transactions contemplated by the Sale Agreement, unless any such communications are consistent with agreed communications made by the Company and Buyer upon the announcement of the Sale Agreement or any later directives or documentation provided to the Company by Buyer;

•
transfer, sell, assign or license to any individual or entity, or otherwise dispose of, or incur any encumbrance (subject to certain exceptions) on, any rights to the material intellectual property or material information technology assets used in the AT Business, other than in the ordinary course of business consistent with past practice, or take any action or knowingly fail to take any action within its control that would reasonably be expected to result in the loss, lapse, abandonment, invalidity or unenforceability of any material intellectual property or material information technology assets used in the AT Business;

•	demolish or remove any of the existing material improvements, or erect new material improvements on any real property of the AT Business or any portion thereof;

•
amend, modify, extend, renew or terminate any, or enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property requiring rental and other payments in excess of $500,000 annually;

•
make or commit or agree to make any capital expenditures in excess of $250,000 individually or $2,000,000 in the aggregate for the AT Business, provided that any capital expenditure below such thresholds will be consistent with plans or budgets disclosed in writing to Buyer prior to the date of the Sale Agreement;

•
terminate, cancel, amend, waive, modify or fail to maintain, fail to renew or fail to comply with any material permit, other than immaterial amendments or modifications in the ordinary course of business consistent with past practice;

•
(x) enter into any contract that would be a material contract (other than certain categories of material contracts entered into in the ordinary course of business consistent with past practice), or (y) terminate or materially amend, modify or waive any default, claim or other right under any material contract;

•
settle, release, waive or compromise any pending or threatened action of or against, or any investigation of, the AT Business, any of the Company’s subsidiaries involved in the AT Business, any seller (in respect of the AT Business) or either of the Company’s joint ventures involved in the AT Business (i) for an amount in excess of $250,000 in the aggregate, or (ii) entailing the incurrence of (x) any liability in excess of such amount, or (y) any obligations that would impose any material restrictions or limitations on the business or operations of the AT Business or the Company’s joint ventures involved in the AT Business;

•	enter into any new line of business or open or close any existing facility, plant or office;

•	fail to maintain in full force and effect any insurance policy in a form and amount consistent with past practice;

•	implement any layoffs that would reasonably be likely to require notice under applicable laws regarding notifications to employees;

•
(x) revalue any assets of the AT Business, including writing down or writing off the value of inventory or writing off notes or accounts receivable, or (y) create any reserves or accruals, in each case of (x) and (y) other than (A) in the ordinary course of business consistent with past practice, (B) as required by US GAAP, or (C) with respect to the certain financial statements prepared in accordance with Canadian GAAP, as required by Canadian GAAP;

•
make or change any material tax election, adopt any accounting or tax accounting method, change any accounting or tax accounting method, file any amendment to an income or material tax return, enter into any closing agreement relating to taxes, settle any material tax claim or assessment or consent to any material tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment, or surrender any right to claim a refund of material taxes, or take any similar action;

•	subject to certain exceptions, enter into any affiliate transaction; or

•
agree to take or authorize any of the foregoing actions or take any action or omission which would make any of the Company’s representations and warranties contained in the Sale Agreement untrue in a manner that would result in any of the closing conditions not being satisfied.

Restrictions on Solicitations of Other Offers

The Company has agreed not to:

•
solicit, initiate, facilitate or knowingly encourage (including by way of furnishing non-public information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding, constituting or that could reasonably be expected to lead to, an Acquisition Proposal (as defined below); or

•
enter into, continue or otherwise participate in any substantive discussions or negotiations regarding, or furnish to any individual or entity (or any representative thereof) any non-public information with respect to, any Acquisition Proposal.

The Company must cease any discussion, negotiation, solicitation, or activity with any parties other than Buyer, with respect to any potential Acquisition Proposal, and in connection therewith, discontinue access by any party other than Buyer to all data rooms with respect to the AT Business or any Acquisition Proposal, and request the return or destruction of all information regarding the Company and its subsidiaries and joint ventures previously provided to such persons.

Notwithstanding these restrictions, at any time prior to the approval of the Sale Resolution by the Shareholders, in response to a bona fide written unsolicited Acquisition Proposal that did not result from a breach of the Sale Agreement, the Company may:

•
provide access to non-public information with respect to the Company and its subsidiaries and its joint ventures involved in the AT Business for a period ending on 5:00 (New York time) on the tenth (10th) day after which access is afforded to such individual or entity (the “Diligence Period”) pursuant to a confidentiality and standstill agreement containing provisions that are at least as restrictive with respect to the party as those contained in the Company’s confidentiality agreement with Danaher Corporation; and

•	participate in discussions or negotiations with the individual or entity making such Acquisition Proposal (and its representatives) regarding such Acquisition Proposal.

However, the Company can take these actions only if:

•
the Board determines in good faith, after consultation with its financial and outside legal advisors, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below);

•
the Board determines in good faith, after consultation with outside legal advisors, that the failure to take such action would be inconsistent with the exercise of its fiduciary duties under applicable law; and

•
unless on or before the seventh (7th) day following the end of the Diligence Period the Board determines that such Acquisition Proposal constitutes a Superior Proposal, the Company must cease all discussions with the relevant individual or entity regarding any potential Acquisition Proposal.

The Company is required to, as promptly as possible and in any event no later than one (1) business day after it first obtains knowledge of the receipt thereof, advise Buyer orally and in writing of (i) any Acquisition Proposal or any request for information or inquiry that the Company reasonably believes could lead to or contemplates a Acquisition Proposal and (ii) the terms and conditions of such Acquisition Proposal, request or inquiry and the identity of the individual or entity making any such Acquisition Proposal, request or inquiry. Commencing upon the provision of any notice referred to above, the Company is required to keep Buyer informed of any material changes to the terms and conditions of such Acquisition Proposal and upon the reasonable request of Buyer, must apprise Buyer of the status of such Acquisition Proposal and the discussions thereof.

An “Acquisition Proposal” means any inquiry, proposal or offer from any third party unaffiliated with the Company relating to, or the public announcement or other public disclosure of the intention to undertake or engage in:

i.
the merger, amalgamation, consolidation, recapitalization, change in capital structure, arrangement, business combination, share exchange, take-over bid, going private transaction, tender offer, exchange offer, spin-off, split-off, sale, liquidation, dissolution or winding-up in respect of the Company or any of its subsidiaries or either of its joint ventures involved in the AT Business;

ii.
the acquisition (whether by lease, license, long-term supply agreement or agreement with similar economic effect as an acquisition) of (A) material assets or businesses that constitute or generate 20% or more of the total revenue, net income or assets of the Company and its subsidiaries, taken as a whole, (B) any material assets primarily used or primarily held for use in connection with the AT Business, (C) any material assets being purchased by Buyer under the Sale Agreement, (D) the Company’s ownership interest in either of its joint ventures involved in the AT Business, or (E) any stock of the Company’s companies involved in the AT Business;

iii.
the acquisition of 20% or more of the issued and outstanding capital stock or other equity interests or voting interests in, the Company or one or more of its subsidiaries which, in the aggregate, directly or indirectly hold the assets or businesses referred to in clause (ii) above; or

iv.	similar transactions, or series of transactions, involving the Company or any of its subsidiaries or either of its joint ventures involved in the AT Business, directly or indirectly.

The term “Acquisition Proposal” does not include (x) the transactions contemplated by the Sale Agreement, (y) the sale of the Company’s Pharma Services and Nordion businesses, or (z) the sale of any assets primarily used or primarily held for use in connection with the businesses not being sold to Buyer, provided that in each case of (y) and (z), (1) such transaction does not include any asset of the AT Business or any employees of the AT Business and (2) pursuing such sale does not have an adverse impact on, or cause a delay of more than ten (10) days in consummating, the transactions contemplated by the Sale Agreement and no material non-public information about the AT Business is disclosed.   In addition, if any assets being sold in a transaction described in clause (z) are utilized in the provision of transition services to Buyer pursuant to the Transition Services Agreement with Buyer, the Company must require the acquirer to provide the relevant services or arrange for an alternate source of such services.

A “Superior Proposal” means any binding bona fide unsolicited written offer  (obtained without a breach of the Sale Agreement) made by any individual or entity that, if consummated, would result in such individual or entity acquiring, directly or indirectly, (a) all or substantially all of the shares or assets of the Company and its subsidiaries, taken as a whole, or (b) all or substantially all of the equity interests or assets comprising the AT Business, and which offer, in the good faith judgment of the Board (after consultation with its financial and outside legal advisors), (i) is more favorable from a financial point of view to the Shareholders; (ii) is reasonably capable of being completed without undue delay, taking into account all financial, legal and regulatory aspects of such proposal, including financing, regulatory approvals, identity of the individual or entity or group making the proposal; (iii) is not subject to a due diligence condition (at the time the Company’s Board changes its  recommendation with respect to the transaction with Buyer), and (iv) with respect to the type of transaction in clause (a) above only, requires the termination of, or otherwise does not contemplate or require the offeror to honor or comply with the terms and conditions of the Sale Agreement.

Recommendation Withdrawal/Termination in Connection with a Superior Proposal

The Sale Agreement requires the Company to take all action necessary to convene and hold a meeting of the Shareholders to consider and vote on the Sale Resolution. In this regard, the Board has unanimously resolved to recommend that the Shareholders approve the Sale Resolution.

The Company has agreed that the Board may not, except under certain circumstances set forth below:

•
withdraw or modify in a manner adverse to Buyer, or propose publicly to withdraw or modify in a manner adverse to Buyer, the recommendation or declaration of advisability by the Board or the transactions contemplated by the Sale Agreement, or recommend, or propose publicly to recommend, the approval or adoption of any Acquisition Proposal, or resolve or agree to take any such action (any such action, resolution or agreement to take such action being referred to herein as an “Adverse Recommendation Change”);

•	adopt or approve any Acquisition Proposal, or publicly propose the approval or adoption of any Acquisition Proposal, or resolve or agree to take any such action; or

•
cause or permit the Company to enter into any acquisition agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal, or resolve or agree to take any such action.

The Board may effect an Adverse Recommendation Change if prior to the approval of the Sale Resolution by the Shareholders, in response to a Superior Proposal, it determines in good faith, after consultation with its financial and outside legal advisors, that the failure to do so would be inconsistent with the exercise of its fiduciary duties under applicable law, and the following conditions are met:

•
the Company has provided prior written notice to Buyer that the Board is prepared to effect an Adverse Recommendation Change in response to a Superior Proposal, which notice attaches the most current version of any written agreement or proposal relating to the transaction that constitutes such Superior Proposal; and

•
Buyer does not make, within four (4) business days after the receipt of the notice regarding intention of the Board to effect an Adverse Recommendation Change, a proposal that would, in the reasonable good faith judgment of the Board (after consultation with its financial and outside legal advisors), cause the Acquisition Proposal to no longer constitute a Superior Proposal.

The Company has agreed that, during the four (4) business day period prior to the Board effecting an Adverse Recommendation Change, the Company will negotiate in good faith with Buyer regarding any revisions to the terms of the transaction contemplated by the Sale Agreement proposed by Buyer such that the Acquisition Proposal no longer constitutes a Superior Proposal. Each successive modification to any material term of any Acquisition Proposal will require a new notice and will cause the four business day negotiation period described above to recommence.

The Company has agreed that it will hold the Meeting regardless of whether the Board determines at any time that the Sale Agreement is no longer advisable or recommends that the Shareholders reject the Sale Resolution, or whether any other Adverse Recommendation Change has occurred at any time.

Agreement to Use Reasonable Best Efforts

Subject to the terms and conditions set forth in the Sale Agreement, the Company and Buyer have agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by the Sale Agreement, as promptly as practicable, including:

•	the obtaining of all necessary consents, approvals, amendments or waivers from third parties required to be obtained in connection with the transactions contemplated by the Sale Agreement;

•
the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Sale Agreement or the consummation of the transactions contemplated by the Sale Agreement; and

•	the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Sale Agreement.

Each of the Company, Danaher Corporation and Buyer also agreed to take the following actions with respect to the regulatory approvals:

•
file the notification and report form pursuant to the HSR Act, which was filed on September 4, 2009, and file an application for an advance ruling certificate under the Competition Act in respect of the transactions contemplated by the Sale Agreement, together with a request for a “no-action” letter and waiver of the obligations to notify if an ARC is not issued, which application and request were filed on September 9, 2009, and effect all other necessary notifications, or registrations to obtain the required antitrust approvals, in each case as required for the transactions contemplated by the Sale Agreement;

•
determine whether any filings are required to be made with, or consents are required to be obtained from, any third parties or governmental authorities under any applicable regulatory law, and timely make all such required filings and timely seek all such required consents;

•
use reasonable best efforts to take such action as may be required (a) to cause the expiration or termination of the waiting periods under the regulatory laws and to obtain waivers, consents or approvals under such laws with respect to the transactions contemplated by the Sale Agreement as promptly as possible; and (b) to obtain all required antitrust approvals;

•
keep each other apprised of the status of matters relating to the completion of the transactions contemplated by the Sale Agreement and, to the extent permissible, promptly furnish the other with copies of notices or other communications between the parties and any third party and/or governmental authority with respect to such transactions;

•
keep each other timely apprised of any inquiries or requests for additional information from any governmental authority pursuant to any regulatory law and comply promptly with any such reasonable inquiry or request;

•
use reasonable best efforts to avoid, vacate, modify or suspend any injunction or other order that makes consummation of the transactions contemplated by the Sale Agreement unlawful or that would prevent or delay consummation of the transactions contemplated by the Sale Agreement so as to permit such consummation on a schedule as close as possible to that contemplated by the Sale Agreement unless, by mutual agreement, the parties decide that litigation is not in their respective best interests.

The parties have also agreed to use their reasonable best efforts to obtain any required consents of Advanced Bioconcept Company to the sale and transfer to the applicable buyer of the Company’s joint venture interest in Perkin Elmer Sciex Instruments, an Ontario partnership (“PE Sciex Instruments”) and the Company’s rights and obligations under the agreements governing PE Sciex Instruments.

In the event that consent of Advanced Bioconcept Company is not obtained, then (x) Buyer will not acquire, and the Company will not sell, the Company’s interests in PE Sciex Instruments, (y) following the closing, (i) the Company will retain the agreements governing PE Sciex Instruments and the intellectual property and employees dedicated to PE Sciex Instruments, (ii) the parties will put in place mutually satisfactory arrangements consistent with the Company’s obligations to maintain the confidentiality of confidential information in accordance with the agreements governing PE Sciex Instruments, and (iii) Buyer will provide the Company with access to the other applicable assets and employees, in each case, for so long as required to, and solely to the extent required to, fulfill the Company’s obligations under the agreements governing PE Sciex Instruments, and (z) until the termination, winding-down, dissolution or other similar end to PE Sciex Instruments, the parties agree to continue to use reasonable best efforts to obtain the consent of Advanced Bioconcept Company.

Employee Matters

Buyer has agreed to offer, or cause to be offered, employment, effective as of and subject to the occurrence of the closing, to each employee who exclusively provides services to the AT Business as well as certain employees who primarily provide services to the AT Business (other than those employees who will automatically transfer to Buyer by operation of applicable law).

For a period of one (1) year following the closing of the Sale, Buyer will provide or will cause to be provided, employee benefits and compensation (excluding any benefits attributable to equity-based plans or grants or other defined benefit pension plans or retiree medical benefits) to the Company’s employees hired by Buyer that are comparable, in the aggregate, to those that were provided to such persons immediately prior to the closing of the Sale, provided that such employee benefits and compensation will only be required to be offered to the extent substantially similar to the employee benefits and compensation provided to similarly situated employees of Buyer and its affiliates. Notwithstanding the foregoing, however, to the extent a higher level of benefits and/or compensation is required with respect to certain of the Company’s employees hired by Buyer in order to avoid liability to the Company under applicable laws, or contracts or benefit plans disclosed to Buyer, Buyer will, at its sole discretion, either provide the minimum amount of benefits and/or compensation required under such applicable laws, or contracts or benefit plans to the relevant employees so as to avoid such liability to the Company under applicable laws, or contracts or benefit plans, or indemnify the Company against any such liabilities.

Certain Tax Covenants

The parties have agreed to customary provisions relating to the filing of tax returns (including amendments), refund claims, cooperation with respect to tax issues and the control of tax contests.  The parties are each liable for 50% of any transfer taxes resulting from the transaction, other than value added taxes, which will be borne by Buyer.  The Company generally agreed to indemnify Buyer for pre-closing taxes and for any breach of the tax representations and warranties. Buyer has generally agreed to indemnify the Company for any post-closing taxes.

Non-Solicitation

For a period of three (3) years from and after the closing of the Sale, the Company will not, and will cause its subsidiaries and affiliates not to, without the express written consent of Buyer, directly or indirectly:

•
solicit any employee who primarily provides services to the AT Business (other than those employees who will automatically transfer to Buyer by operation of applicable law) to leave the employment of Buyer or any of its affiliates for employment with any Seller or any of their subsidiaries or affiliates, or violate the terms of their employment contracts, or any employment arrangements, with Buyer or any such affiliate, or

•
within six (6) months of the later of the closing date of the Sale and the date on which an employee who primarily provides services to the AT Business and those who will automatically transfer to Buyer by operation of applicable law is no longer employed by Buyer or its affiliates, hire, employ or extend an offer to hire such employee;

provided, however, that nothing will restrict or preclude the Company, the other Sellers and their subsidiaries or affiliates from making generalized searches for employees by the use of advertisements in the media (including trade media) or by engaging search firms that are not instructed to solicit the employees employed by the AT Business to engage in searches.

For a period of three (3) years from and after the closing of the Sale, Buyer will not, and will cause its subsidiaries not to, without the express written consent of the Company, directly or indirectly, solicit any management level employees of the Company or any of its retained subsidiaries who are so employed as of the closing of the transaction, in each case, to

•	leave the employment of the Company or such retained subsidiary, or

•
violate the terms of their employment contracts, or any employment arrangements, with the Company or such retained subsidiary, in all such cases in order to become an employee of Buyer or its subsidiaries for purposes of being employed in the AT Business;

provided, however, that nothing will restrict or preclude Buyer or any of its subsidiaries from (A) making generalized searches for and hiring employees by the use of advertisements in the media (including trade media) or by engaging search firms that are not instructed to solicit such employees to engage in searches, (B) soliciting, hiring or extending an offer to hire, directly or indirectly, any employee who primarily provides services to the AT Business who did not become an employee of Buyer or an affiliate at closing, or (C) soliciting, hiring or extending an offer to hire, directly or indirectly, any employee of the Company or any retained subsidiary to provide services to businesses of Buyer or any of its subsidiaries or affiliates other than the AT Business.

Non-Competition

Without the express written consent of Buyer, the Company, the other sellers and any of their subsidiaries or affiliates, and any of their respective successors or assigns will not, at any time during the three (3) year period immediately following the closing of the Sale, directly or indirectly, for any seller or any of seller’s subsidiaries or affiliates or on behalf of or in conjunction with any other individual or entity:

•
own, manage, control or participate in the ownership, management or control of any business, or engage in developing, selling, manufacturing, distributing or marketing any product or service, that would be in direct competition with the AT Business as it is currently conducted or as it is planned to be conducted based on existing books and records of the AT Business, whether as an employer, proprietor, partner, stockholder, trustee, beneficiary, owner, joint venturer, investor, independent contractor, employee, consultant, agent, lender, adviser or sales representative, or

•
take any action that is designed, intended or reasonably likely to have the effect of discouraging any customer, supplier, vendor, licensor, lessor, agent, employee, consultant and other individual or entity under contract or otherwise associated or doing business with the AT Business from maintaining the same business relationships with Buyer and its subsidiaries and affiliates after the closing as it maintained with the AT Business prior to the closing;

provided that the foregoing will not:

•
prohibit the Company, any other Seller or their subsidiaries from owning or acquiring in the ordinary course of business as a passive investment five percent (5%) or less of the outstanding equity of any publicly traded entity,

•
preclude the Company, any other Seller or their subsidiaries from engaging and continuing to engage in the businesses that the Company is not selling as conducted on the date of the Sale Agreement or as they are planned to be conducted based on disclosures in the Form 40-F; or

•
restrict Lumira Capital, a venture capital firm in which the Company has an investment (provided that such investment remains passive) and a board position, from any activity, including without limitation making any investment or participating in any way with investee companies  (provided that neither Lumira Capital nor any of the investee companies may use or have access to any confidential or proprietary information relating to the AT Business for use in violation of the non-competition covenants described above or engage in any activity that would have the effect of seeking to recapture any goodwill associated with the AT Business).

Pre-Closing Restructuring

The Company agreed to take certain pre-closing steps to prepare the AT Business for sale, including causing the AB/MDS Analytical Technologies Joint Venture to dissolve, the associated agreement to be terminated and the assets from the joint venture to be sold to the Buyer as part of the transaction.

Other Covenants

The Sale Agreement contains additional agreements between the Company and Buyer relating to, among other things:

•	the filing of this proxy circular with the TSX (and cooperation in response to any comments from the TSX with respect to this proxy statement);

•	the special meeting of Shareholders to consider and vote on the Sale Agreement;

•
Buyer’s access to the Company’s employees, properties, books, contracts, records and other information between the date of the Sale Agreement and the closing (subject to all applicable legal obligations and restrictions);

•	termination of affiliate transactions

•	coordination of press releases and other public announcements or filings relating to the Sale; and

•	notification of certain matters before the closing of the Sale.

Conditions to the Completion of the Sale

The obligations of the Company and Buyer to consummate the Sale are subject to the satisfaction or, to the extent permissible, waiver of the following conditions on or prior to the date of closing of the Sale:

•
no injunction, judgment, restraining order, ruling, charge or decree of any nature of any governmental authority of competent jurisdiction is in effect that prohibits or permanently enjoins the consummation of the transactions contemplated by the Sale Agreement;

•	required antitrust approvals are obtained, waived or made, as applicable, and the respective waiting periods required in connection with those approvals have expired or been terminated;

•	the Sale Agreement has been approved by the Shareholders at the Meeting; and

•	the closing of the transactions contemplated by the agreement concerning the purchase from Life taking place prior to, contemporaneously with or immediately after the closing of the Sale.

In addition, Buyer’s obligation to complete the Sale is subject to the satisfaction or waiver of the following conditions at or prior to the date of closing of the Sale:

•
the Company’s representations and warranties are true and correct when made and at and as of the date of closing, other than the representations and warranties made as of a specified date, in which case such representations and warranties are true and correct only as of such specified date, in all cases except where the failure to be true and correct does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (it being agreed that for purposes of determining whether a condition to closing has been satisfied, all representations and warranties (except for Organization and Standing, Corporate Power and Authority, Capitalization, and Assets; Operation of the AT Business, which are referred to as the Company’s “fundamental representations”) will be deemed not to be qualified by any reference to material, materiality or Material Adverse Effect contained therein); provided, however, that (i) the representations and warranties set forth in Organization and Standing, Corporate Power and Authority, and Capitalization will be true and correct in all respects when made and at and as of the date of closing, and (ii) the representations and warranties set forth in Assets; and Operation of the AT Business will be true and correct in all material respects when made and at and as of the date of closing;

•	the Company has performed or complied with in all material respects all agreements and covenants required by the Sale Agreement to be performed or complied with by the Company at or prior to closing;

•
prior to or at the closing of the Sale, the Company will have delivered to Buyer a certificate dated the date of closing, to the effect that the preceding two conditions to Buyer’s obligation to close the Sale have been satisfied;

•
there is no action pending in which any governmental authority is a party wherein an unfavorable injunction, judgment, restraining order, ruling, charge or decree of any nature would reasonably be expected to, (i) prohibit, enjoin or prevent consummation of any of the transactions contemplated by the Sale Agreement, (ii) cause any of the transactions contemplated by the Sale Agreement to be rescinded following consummation, or (iii) affect materially adversely the right of Buyer to own the assets purchased in the Sale or to operate the AT Business;

•
the Company has released employees of the AT Business from any confidentiality and non-competition agreements and non-solicitation covenants with the Company to the extent that such agreements or covenants relate to the AT Business;

•	since the date of the Sale Agreement, no Material Adverse Effect has occurred; and

•	Buyer has received all of the items required to be delivered by the Company at closing under the Sale Agreement.

In addition, the Company’s obligation to complete the Sale is subject to the satisfaction or waiver of the following conditions at or prior to the date of closing of the Sale:

•
the representations and warranties of Buyer are true and correct when made and at and as of the date of closing, other than representations and warranties made as of a specified date, in which case such representations and warranties will be true and correct only as of such specified date, in all cases except where the failure to be true and correct does not have and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect (it being agreed that for purposes of determining whether a condition to closing has been satisfied all representations and warranties (except for Organization and Standing and Corporate Power and Authority) are deemed not to be qualified by any reference to material, materiality or Buyer Material Adverse Effect contained therein); provided, however, that the representations and warranties set forth in Organization and Standing and Corporate Power and Authority are true and correct in all respects when made and at and as of the date of closing;

•	Buyer has performed or complied with in all material respects all agreements and covenants required by the Sale Agreement to be performed or complied with by it at or prior to closing;

•
prior to or at the closing, Buyer has delivered to the Company a certificate, dated the date of closing, to the effect that the preceding two conditions to the Company’s obligation to close the Sale have been satisfied; and

•	the Company has received all of the items required to be delivered by Buyer at closing under the Sale Agreement.

Although the parties have the right to waive conditions to the Sale (other than as required by law), the Company is not aware of any circumstance in which Buyer or the Company would waive any of the closing conditions described above.

In the event that a Material Adverse Effect occurs and the Company provides Buyer a certificate irrevocably certifying that a Material Adverse Effect has occurred as a result of facts and circumstances arising after the date of the Sale Agreement, and that the closing conditions for Buyer’s benefit relating to the bring-down of the Company’s representations and warranties and no Material Adverse Effect having occurred (as described above) will not be satisfied (and therefore Buyer would have had no obligation to consummate the transactions contemplated by the Sale Agreement), but Buyer nonetheless proceeds to give effect to the Closing, Buyer shall not be entitled to indemnification for breaches of representations (see “The Sale Agreement — Indemnification” below) (unless the breach was intentional), for any matters that are specifically identified in the certificate as having resulted in the Material Adverse Effect.

Termination of the Sale Agreement

The Sale Agreement may be terminated at any time prior to the consummation of the Sale under the following circumstances:

•	by mutual written consent of the Company and Buyer;

•	by the Company or Buyer if:

•
the closing of the Sale does not occur on or before April 15, 2010, except that such termination right is not available to a party if it is then in material breach of any representation, warranty, covenant or other agreement contained in the Sale Agreement;

•
there is in effect a final, non-appealable order of a governmental authority of competent jurisdiction permanently prohibiting the consummation of the transactions contemplated by the Sale Agreement; except that such termination right is not available to a party who has not complied with its obligation under the Sale Agreement to obtain certain approvals; or

•	if the required approval of the Shareholders is not obtained at the Meeting;

•	by Buyer if:

•
the Company breaches any of its representations, warranties, agreements or covenants set forth in the Sale Agreement which has rendered the satisfaction of any conditions to the obligation of Buyer to effect the Sale set forth in “The Sale Agreement — Conditions to the Completion of the Sale” incapable of fulfillment, and the breach either is not capable of being cured prior to April 15, 2010 or has not been cured within forty-five (45) days following Buyer’s written notice of such breach, except that such termination right is not available to Buyer if it is then in material breach of any of its representations, warranties, covenants, or other agreements contained in the Sale Agreement; or

•	in the event the Company has delivered a notice of an Adverse Recommendation Change or an Adverse Recommendation Change has occurred;

•	by the Company:

•
if Buyer breaches any of its representations, warranties, agreements or covenants set forth in the Sale Agreement which has rendered the satisfaction of any conditions to the obligation of the Company to effect the Sale set forth in “The Sale Agreement — Conditions to the Completion of the Sale” incapable of fulfillment, and the breach either is not capable of being cured prior to April 15, 2010 or has not been cured within forty-five (45) days following the Company’s written notice of such breach; except that such termination right is not available to the Company if it is then in material breach of any of the Company’s representations, warranties, covenants, or other agreements contained in the Sale Agreement;

•	if Buyer fails to consummate the closing of the Sale within five (5) business days of the satisfaction or waiver of the conditions to its obligation to consummate the Sale; or

•
within five (5) business days after obtaining the required approval of the Shareholders at the Meeting if at the time of termination holders of more than fifteen percent (15%) of the Company’s issued and outstanding Common Shares have validly exercised their dissent rights (and not withdrawn such exercise or otherwise become ineligible to effect such exercise) in respect of the transactions contemplated by the Sale Agreement.

Termination Fee

The Company will have to pay Buyer a termination fee of $26 million if the Sale Agreement is terminated in the following circumstances:

•	Buyer terminates the Sale Agreement because the Company has delivered a notice of an Adverse Recommendation Change or an Adverse Recommendation Change has occurred;

•
(i) prior to the date of the event, action or omission giving rise to the relevant termination right, a bona fide Acquisition Proposal is made or publicly disclosed, (ii) the Sale Agreement is terminated by Buyer as a result of a breach of any of the Company’s representations, warranties, agreements or covenants set forth in the Sale Agreement (other than a breach specified in the next bullet below) or by either Buyer or the Company because the closing of the Sale does not occur by April 15, 2010 or because the required vote of the Shareholders is not obtained at the Meeting, and (iii) in each case, prior to the date that is nine (9) months after such termination, the Company or any of its subsidiaries enters into an acquisition agreement with respect to any Acquisition Proposal or any Acquisition Proposal is consummated; or

•
prior to the date of the event, action or omission giving rise to the relevant termination right, a bona fide Acquisition Proposal is made or publicly disclosed, and the Sale Agreement is terminated by Buyer as a result of a breach of any of the Company’s representations, warranties, agreements or covenants set forth in the Sale Agreement as a result of (x) intentional and material breach or fraud or (y) the Company being in default in any material respect of any of its covenants or obligations regarding convening the Meeting or non-solicitation of Acquisition Proposals.

Also, the Company has agreed to pay all documented, actual out-of-pocket expenses incurred by Buyer in connection with the transactions contemplated by the Sale Agreement, up to a limit of $10 million if:

•	either Buyer or the Company terminates the Sale Agreement because of the failure to obtain the required approval of the Shareholders at the Meeting; or

•
the Company terminates the Sale Agreement as a result of holders of more than fifteen percent (15%) of the Company’s issued and outstanding Common Shares validly exercising their dissent rights in respect of the Sale.

The Company is not obligated to make any expense payments if the Company has paid or is required to pay a termination fee, and any expense payments made by the Company will be credited against the termination fee to the extent that a termination fee subsequently becomes payable by the Company.

Amendment

At any time prior to the consummation of the Sale, the Sale Agreement may be amended by written agreement of Danaher Corporation, Buyer and the Company.

Indemnification

The Company and the other Sellers agreed to jointly and severally indemnify and hold harmless Buyer from claims arising or resulting from:

•
retained liabilities (liabilities other than those specifically to be assumed by the Buyer in connection with the Sale, which include liabilities exclusively related to the operation of the AT Business);

•	any breach by the Company or the other Sellers of any of their representations, covenants or agreements;

•	the past, present or future ownership or use of the excluded assets or operation of the excluded businesses;

•	any payments paid with respect to or in connection with any Shareholders of the Company who have exercised their dissent rights under applicable law;

•
any litigation arising from the transactions contemplated by the Sale Agreement relating to actions against the Company, any of its subsidiaries or any of their respective officers, directors, employees, shareholders, agents or representatives;

•
any claims or actions by (A) any current or former shareholder of the Company based upon any alleged breach of fiduciary duty, usurping corporate opportunity or similar breach of care, loyalty or comparable claims by any current or former officer, director, employee or shareholder of the Company or any of its subsidiaries occurring prior to the closing, whether or not in connection with the Sale Agreement and any costs of indemnification or contribution by the Company or such subsidiary relating thereto or (B) any current or former officer, director, employee or shareholder of the Company or any of its subsidiaries or the Company’s joint ventures involved in the AT Business for indemnification or contribution by the Company or such subsidiary or joint venture with respect to acts or omissions occurring on or prior to the closing; and

•	compliance with, or any non-compliance with or violation of the bulk sales laws or the Retail Sales Tax Act (Ontario) and any similar provision under other applicable laws.

In addition, Buyer agreed to indemnify the Company from claims arising or resulting from:

•	any assumed liability; and

•	any breach by Buyer of any of its representations, covenants or agreements.

All representations and warranties contained in the Sale Agreement will survive the closing of the Sale until the 21 month anniversary of the closing date, except that certain fundamental representations and warranties will survive the closing until the expiration of the longest federal, state, local or foreign statute of limitation applicable to the underlying claim.  All covenants and agreements contained in the Sale Agreement will survive the closing of the Sale and remain in full force and effect in accordance with their terms.

Liability Cap

The Company and other Sellers are not liable for indemnification for breaches of their representations and warranties (other than certain fundamental representations and warranties) unless and until the aggregate of all damages that are imposed on or incurred by the parties entitled to indemnification exceeds a deductible amount of $6.5 million, in which case those parties are only entitled to indemnification for all damages in excess of such deductible amount.  The Company and other Sellers are not required to make payments for (x) indemnification for breaches of their representations and warranties (other than the Sellers’ fundamental representations and warranties) in an aggregate amount in excess of $97.5 million or (y) for breaches of the Sellers’ fundamental representations and warranties in an aggregate amount in excess of the final purchase price paid by Buyer. In addition, aggregate damages relating to any single breach of the Sellers’ representations and warranties (other than certain fundamental representations) will not constitute damages, and therefore will not be applied toward the deductible amount, unless such aggregate damages relating to any breach exceeds $25,000, in which event all of such damages will constitute indemnifiable damages and will be applied to any deductible amount.  The foregoing limitations also apply to Buyer’s indemnification obligations.  The Sellers are not liable for any indemnification for any damages suffered solely as a result of the Company not obtaining the consent to the transfer of its interests in PE Sciex Instruments (provided the Sellers have otherwise complied with their agreements and covenants) and (ii) indemnification for tax matters is not subject to the limitations set forth above.

Specific Performance

Each party to the Sale Agreement is entitled to seek an injunction or injunctions to prevent breaches of the Sale Agreement and to specifically enforce the terms and provisions of the Sale Agreement.

Guaranty

Danaher Corporation is guaranteeing payment of the purchase price and obligations of Buyer prior to closing of the Sale.

Governing Law

The Sale Agreement is governed by the internal laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law).  However the provisions relating to Sellers’ restrictions on solicitations of other offers (see “Restrictions on Solicitations of Other Offers”) is governed by the internal laws of Ontario, Canada, without giving effect to any choice or conflict of law provision or rule.

Laboratoires MDS Québec Ltée

The Company’s subsidiary, Laboratoires MDS Québec Ltée, which is the holding company for the Company’s Nordion operations, is a party to the Sale Agreement for the sole purpose of providing limited representations to Buyer and providing indemnification to Buyer for tax matters (see “The Sale Agreement — Certain Tax Covenants”) and the matters summarized under “The Sale Agreement — Indemnification” above.

SUPPORT AGREEMENTS

On September 2, 2009, ValueAct Capital and Enterprise Capital (each a “Supporting Shareholder”), who collectively own, manage or control approximately 23% of the outstanding Common Shares, have each entered into a Support Agreement with the Buyer.

In the applicable Support Agreement, each Supporting Shareholder has agreed with the Buyer during the term of the Support Agreement, among other things and subject to certain exceptions:  (i) not to sell or transfer its Common Shares or any voting rights with respect to such shares until the day following the Record Date for the Meeting (provided that the foregoing does not prohibit a Shareholder from selling or hedging its economic interest in Common Shares); (ii) not to solicit, initiate, encourage or enter into certain types of acquisition transactions involving MDS; and (iii) to vote all of its Common Shares at any meeting of the Shareholders in favour of the transactions contemplated by the Sale Agreement and against any action that is intended or would reasonably be expected to impede or interfere with the transactions contemplated by the Sale Agreement.  Each Supporting Shareholder has also agreed to not exercise any dissent rights in respect of, and waived any rights of appraisal or right to dissent from, the Sale Agreement that it might have.

Each Support Agreement and the Supporting Shareholders’ obligations thereunder shall terminate upon the earliest of:  (i) the consummation of the transactions contemplated by the Sale Agreement; (ii) the termination of the Sale Agreement in accordance with its terms; (iii) the occurrence of certain changes to the recommendation of the Board of Directors with respect to the Sale Agreement; and (iv) December 29, 2009.

RISK FACTORS

The following risk factors should be considered by Shareholders in evaluating whether to approve the Sale Resolution.  The following risks, as well as risks not currently known to the Company, could have a material adverse affect on the Company’s business, financial condition and results of operations.

Risks Relating to the Sale

There can be no certainty that all conditions precedent to the Sale will be satisfied.  Failure to complete the Sale could negatively impact the market price of the Common Shares.

The completion of the Sale is subject to a number of conditions precedent, certain of which are outside the control of the Company, including regulatory approvals and the completion of the sale by Life to the Buyer of its interest in the AB/MDS Analytical Technologies Joint Venture.  There can be no certainty that these conditions will be satisfied or, if satisfied, when they will be satisfied.  If the Sale is not completed, the market price of the Common Shares may decline to the extent that the market price reflects a market assumption that the Sale will be completed. If the Sale is not approved or completed and the Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the price to be paid pursuant to the Sale Agreement.

Buyer is not required to consummate the Sale in the event of a change having a Material Adverse Effect.

The Buyer is not required to consummate the Sale in the event of a change having a Material Adverse Effect (as defined in the Sale Agreement).  Although a Material Adverse Effect excludes certain events that are beyond the control of the Company, such as changes in general economic conditions or general conditions in any of the markets in which the AT Business operates, there can be no assurance that a change having a Material Adverse Effect will not occur prior to the Effective Date, in which case the Buyer could elect not to consummate the Sale and the Sale would not proceed.  See “The Sale Agreement — Termination of the Sale Agreement”.

Uncertainty surrounding the Sale could adversely affect the Company’s retention of customers, suppliers, strategic partners and personnel and could negatively impact the Company’s future business and operations.

Because the Sale is dependent upon satisfaction of certain conditions, its completion is subject to uncertainty.  In response to this uncertainty, the customers, suppliers and strategic partners of the AT Business may delay or defer decisions concerning the AT Business.  Any delay or deferral of those decisions by customers, suppliers or strategic partners could have a material adverse effect on the business and operations of the AT Business or the Company, regardless of whether the Sale is ultimately completed.  Similarly, current and prospective employees of the Company may experience uncertainty about their future roles with the Company until the Buyer’s strategies with respect to the AT Business are announced and executed.  This may adversely affect the Company’s ability to attract or retain key employees during the period until the Sale is completed.

The Termination Fee provided under the Sale Agreement may discourage other parties from attempting to acquire the AT Business and/or the Company.

Under the Sale Agreement, the Company is required to pay a Termination Fee of $26 million in the event the Sale Agreement is terminated in certain circumstances.  This Termination Fee may discourage other parties from attempting to acquire the AT Business and/or the Company, even if those parties would otherwise be willing to offer greater value to Shareholders than that offered by the Buyer under the Sale Agreement.  See “The Sale Agreement — Termination Fee”.

Even if the Sale Agreement is terminated without payment of the Termination Fee, the Company may, in future, be required to pay the Termination Fee in certain circumstances.

Even if the Sale Agreement is terminated without payment of the Termination Fee, in certain circumstances the Company must pay the Termination Fee if prior to the date that is nine months after such termination, the Company or any of its subsidiaries enters into an acquisition agreement with respect to any Acquisition Proposal or any Acquisition Proposal is consummated.  Accordingly, if the Sale is not consummated and the Sale Agreement is terminated, in certain circumstances the Company may not be able to consummate another Acquisition Proposal that would otherwise provide greater value to the Shareholders without paying the Termination Fee. See “The Sale Agreement — Termination Fee”.

In certain circumstances, if the Sale Agreement is terminated without payment of the Termination Fee, the Company may be required to reimburse the Buyer for its expenses.

If either the Buyer or the Company terminates the Sale Agreement because of the failure to obtain the required approval of the Shareholders at the Meeting (including any adjournment or postponement thereof) or the Company terminates the Sale Agreement as a result of holders of more than fifteen percent (15%) of the Company's issued and outstanding Common Shares validly exercising their dissent rights in respect of the transactions contemplated by the Sale Agreement, the Company will be required to reimburse the Buyer for the documented actual out-of-pocket expenses incurred by it in connection with the transactions contemplated by the Sale Agreement, up to a maximum of $10 million unless the Company is required to pay the Termination Fee upon such termination or if the Termination Fee subsequently becomes payable by the Company.  See “The Sale Agreement — Termination Fee”.

There can be no assurance as to the amount of the proceeds from the Sale, if any, that will be used to repurchase shares of the Company pursuant to the proposed substantial issuer bid or otherwise distributed to Shareholders.

The quantum and method of any distribution of Sale proceeds to Shareholders will be finally determined by the Board of Directors following the completion of the Sale.  The terms of the proposed substantial issuer bid are subject to the discretion of the Board and applicable law and the satisfaction of solvency tests set forth in the CBCA. While the Board currently intends to use approximately $400 million to $450 million of the proceeds of the Sale to complete a substantial issuer bid, intervening events could cause the amount of such funds to be reduced or could cause the Board to determine that the substantial issuer bid be deferred indefinitely or that the method of distribution of proceeds should be other than by way of substantial issuer bid.

Risks Relating to the Company Following the Sale

If the Sale is completed, the size and scope of the Company’s business will be substantially reduced.

Historically, the financial performance of the AT Business has been a significant contributor to the Company’s financial results. If the Sale is completed, the size and scope of the Company’s business will be substantially reduced.  See “The Business of the Company Following the Sale — Unaudited Pro Forma Condensed Consolidated Financial Information” and “The Business of the Company Following the Sale — Summary Financial Outlook”.

If the Sale is completed, there can be no assurance that the Company will continue to satisfy the listing requirements of the TSX or the NYSE.

The Company currently intends to maintain its listing on the TSX and has made no decision as to whether it will maintain its listing on the NYSE.  If, following completion of the Sale, either exchange determines that the Company no longer satisfies its listing requirements, the Common Shares may be de-listed from that exchange. If such de-listing of the Common Shares occurs, the Company anticipates that it will remain a reporting issuer in Canada but that the liquidity of the Common Shares may be reduced.

The Company and Shareholders will not participate in any future earnings or growth of the AT Business if the Sale is completed.

If the Sale is completed, the Company and the Shareholders will not participate in any future earnings or growth of the AT Business and will not benefit from any appreciation in value of the AT Business to the extent that those benefits exceed the potential benefits reflected in the consideration to be received under the Sale Agreement.

The Company’s business, financial condition, and results of operations could be subject to significant fluctuation, and the Company may not be able to adjust its operations to effectively address changes it does not anticipate.

The Company cannot reliably predict future sales and profitability. Changes in competitive, market and economic conditions may require the Company to adjust its operations, and it may not be able to make those adjustments or to make them quickly enough to adapt to changing conditions. A high proportion of the Company’s costs are fixed and thus, small declines in sales could disproportionately affect its business, financial condition, and results of operations in any particular quarter.

Factors that may negatively affect sales and operating results include:

•	access to supplies of key materials, such as nuclear isotopes, required to deliver products to the Company’s markets;

•	the timing of supply of cobalt which is primarily obtained from suppliers when they shutdown their reactors for maintenance;

•	global or regional economic downturns including instability of equity markets and financial markets;

•	lack of demand for, or market acceptance of, the Company’s products and services;

•	adverse changes in industries on which the Company is dependent, such as the pharmaceutical and biomedical industries;

•	changes in the volume or timing of product or service orders;

•	inability of the Company’s customers to obtain regulatory approval or funding to continue the development of certain drug compounds including radiopharmaceuticals;

•	changes in the portions of sales represented by various products, services and customers;

•	delays or problems in the introduction of new products or services;

•	competitors’ announcement or introduction of new products, services or technological innovations;

•	competitive pressures resulting in lower selling prices;

•	changes in foreign exchange rates and interest rates;

•	increased costs of raw materials or supplies;

•	changes in import licenses or duties changes; or

•	changes in the financial stability of customers or suppliers, including their ability to obtain financing at a reasonable cost.

The Company believes that operating results for any particular quarter are not necessarily a meaningful indication of future results.  While fluctuations in the Company’s quarterly operating results could negatively or positively affect the market price of the Company’s Common Shares, these fluctuations may not be related to the future overall operating performance of the Company.

Continued interruption and future interruptions in the supply of reactor-produced isotopes could have a material adverse effect on the Company’s financial results.

To provide greater security for the future supply of molybdenum-99 and other reactor-produced radioisotopes commonly used in nuclear medicine, in 1996, the Company contracted with AECL for the construction and operation of two special-purpose reactors and a processing facility (the MAPLE Facilities) to produce such isotopes.

In May 2008, AECL and the Government of Canada announced their intention to discontinue the MAPLE project without prior notice to or consultation with MDS.  Each of the foregoing are described under “The Business of the Company Following the Sale — MDS Nordion — National Research Universal Reactor and MAPLE Facilities”.

In July 2008, MDS served AECL with Notice of Arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under the 2006 Agreement, and, in the alternative and in addition to such order, seeking significant monetary damages.  MDS concurrently filed a court claim against AECL and the Government of Canada.

MDS believes that it has a strong case against AECL in the arbitration and the Government of Canada in the court action with respect to the breach of and inducing breach of the 2006 Agreement respectively, which the Company continues to actively pursue.  The Company believes it has a strong defence to AECL’s counterclaim in the arbitration and a strong claim against AECL in the court action regarding the 1996 Agreement.  However, given the present stage and complex nature of the proceedings, the uncertainty in projecting the probability of any particular outcome of a dispute of this nature, the range of remedies that may be awarded under the arbitration and/or lawsuit if the Company is successful in its claim, the Company is unable to project a specific outcome for this dispute.  An unfavourable outcome would have an adverse effect on the business, financial condition, and results of operations of the Company which could be material.

In the absence of the MAPLE Facilities, the Company depends upon the NRU reactor operated by AECL in Chalk River, Canada for the supply of a majority of its reactor-produced radioisotopes.  On May 18, 2009, AECL announced that its NRU reactor would be out of service due to a heavy water leak in the reactor vessel.  On August 12, 2009, AECL further clarified that the reactor would be out of service until at least the first quarter of 2010.  Unless and until the NRU returns to service, MDS Nordion is unable to obtain supply of substantially all of its reactor-based medical isotope requirements.

The NRU reactor is 50 years old and its current license extends to 2011.  While AECL and the Government of Canada have stated that they intend to apply to extend the license for an additional five years to 2016, there is no assurance that the license will be extended past 2011.  There is no assurance that the NRU reactor, if it returns to service following the current outages, will not experience other planned or unplanned shutdowns in the future.  An extension of the current shutdown or further prolonged planned or unplanned shutdowns would have an adverse effect on the business, financial condition, and results of operations of the Company which could be material.

An interruption in the Company’s ability to manufacture its products or deliver its services or an inability to obtain key components or raw materials may adversely affect its business.

A number of the Company’s products are manufactured at single locations, with limited alternate facilities.  Any event including, a labour dispute, natural disaster, fire, power outage, security, regulatory, health or other issue that results in a prolonged business disruption or shutdown to one or more of the Company’s facilities, could create conditions that prevent it from manufacturing products at previous levels or at all.

In addition, the Company purchases certain components and raw materials from sole suppliers and may not be able to quickly establish additional or replacement sources for certain components or materials at acceptable prices.  A reduction or interruption in manufacturing, or an inability to secure alternative sources of raw materials or components, could have a material adverse effect on the business, financial condition or results of operations of the Company.

The NRU reactor which supplies the substantial majority of the Company’s reactor-based medical isotopes is currently out of service and if, and when, the NRU returns to service there is uncertainty as to the extent of short and long term adverse affects to the business of the Company.

The Government of Canada publicly stated its intent to exit the isotope business and as result of this statement and the impact of the NRU reactor being out of service, various governments, including the U.S., and companies have undertaken to create new sources of supply of Mo99 or alternative modalities to the use of Mo99.  MDS Nordion may not receive supply from these new sources and these new sources could result in a deterioration of market position and/or price, adversely affecting the Company’s results.  As result of the NRU reactor being out of service, the Company’s customers may have secured supply from other suppliers and when the NRU reactor returns to service there is uncertainty as to whether they will purchase from the Company and the amount that they will purchase from the Company.  As well, in the past, the Company marketed its medical isotopes based on the reliability of supply that was provided by the NRU.  The NRU outage negatively impacted the Company’s marketing position and may result in lower prices and a reduction of purchases by the Company’s customers.

The Sale may result in an Event of Default under the Company’s Credit Agreement.

If the Company’s Credit Agreement is not terminated at or prior to the closing of the Sale, the Sale will constitute a default under the Company’s Credit Agreement which if not remedied would result in an Event of Default.  The Company intends to terminate the Credit Agreement at or prior to the closing of the Sale, and expects to initiate actions intended to secure a new revolving credit facility to help fund its ongoing liquidity requirements.  Preliminary discussions with its bank lending syndicate have commenced; however, there can be no assurance that the Company will be successful in securing a new revolving credit facility.  Should the Company be unable to secure a new revolving credit facility, MDS may need to retain additional cash from the Sale proceeds for ongoing liquidity.

The Sale may result in an Event of Default under the Note Purchase Agreement.

Unless the Company’s Note Purchase Agreement is amended, completion of the Sale will result in a default under the Note Purchase Agreement, which, if not remedied within 10 days, would result in the occurrence of an Event of Default under the Note Purchase Agreement.  In order to avoid a potential default and/or Event of Default, the Company has commenced negotiations with its note holders to seek amendments to waive the default provisions in return for expedited repurchase of all outstanding notes following the Sale.  While the Company has initiated the process to obtain certain amendments to the Note Purchase Agreement, there can be no assurance that the Company will obtain the requisite consents to the amendment.  If an Event of Default occurs under the Note Purchase Agreement, the Company may experience a default under other agreements as a result of the cross-default provisions in such agreements.

The volatility and disruption of the capital and credit markets and adverse changes in the global economy may negatively impact the business and short-term liquidity of the Company and the Company’s ability to access financing.

MDS has exposure to many different industries and counterparties, including commercial banks, investment banks, suppliers and customers (which include distributors, governments and health-care organizations) that may experience liquidity issues in the current economic environment. Any such issues may impact these parties’ ability to fulfill contractual obligations to the Company or might limit or place burdensome conditions upon future transactions with the Company.

Customers may also reduce spending during times of economic uncertainty, and it is possible that suppliers may be negatively impacted. Decreased consumer spending levels, increased difficulty in collecting accounts receivable and increased pressure on prices for the Company’s products and services could all result in decreased revenues and have a material adverse effect on the business, financial condition and results of operations of the Company.

In addition, although the Company intends to finance ongoing operations, capital expenditures, transaction and restructuring costs with existing cash, cash flow from operations and cash proceeds from the Sale, it may require additional financing to support continued growth. Due to the existing uncertainty in the capital and credit markets, access to capital may not be available on terms acceptable to the Company or at all.

Although stock and credit markets have started to recover, general economic conditions could result in severe downward pressure on the stock and credit markets, which could reduce the investment return available on surplus cash, reduce the return on investments under pension plans thereby potentially increasing funding obligations, and introduce greater risk of impairment to the value of assets and the Company’s investment portfolio, all of which, if severe and sustained, could have a material adverse effect on the business, financial condition and results of operations of the Company.

The Company’s access to cash for ongoing operations or for strategic transactions may be restricted due to the cost or availability of financing and/or government regulations.

While MDS intends to finance on-going operations, capital expenditures and transaction and restructuring costs from existing cash, cash flow from operations, and cash proceeds from the Sale, cash financing required for large strategic transactions or unexpected operating needs may prove costly, and difficult or impossible to obtain.

Following the Sale, the remaining MDS businesses will be less profitable, particularly if the NRU does not return to service.  In addition, the Company must fund ongoing transaction and restructuring costs following the Sale.  As a result, banks and other lenders may not be willing to provide financing to the Company until the Company has completed its transition services, the NRU is back in service and/or the Company has shown a successful reduction in its corporate costs.

The Company has, or expects it may have to, retain certain obligations in relation to the AT Business or any other businesses it has sold or  intends to sell that may result in charges that are significant in relation to cash flow of the Company.

The Company may remain the defendant in current lawsuits, and potentially future lawsuits, that relate to activities which occurred prior to the AT Business or any other business being sold.  The Company has retained liabilities relating to studies that were closed prior to the sale of the Phase II-IV operations.  The Company may also retain certain pre-closing liabilities of other businesses sold, such as environmental liabilities.  As well, the Company may be required to pay penalties to customers or reimburse the purchasers of the businesses under certain circumstances, including for breaches of representations and warranties in the applicable sale agreement.

The Company is required to provide transition services to the companies that have bought businesses, if it is unable to deliver the services it may be subject to reduced payments, penalties and its operations may be adversely affected.

The Company may be required to provide transition services to up to four companies concurrently in relation to recently completed and expected sales of businesses.  At the same time, similar activities are required to be performed on behalf of the Company.  The Company has a limited number of employees and/or contractors who are able to provide these services and complete these activities.  The majority of the employees providing transition services are expected to be terminated upon the completion of the transition services and therefore are more likely to resign.  Although the Company has implemented certain retention plans, there can be no assurance that all key employees will be retained and that all transition milestones will be met.

Foreign currency exchange rates may adversely affect results.

The Company derives a large portion of net revenues from international operations.  For the year ended October 31, 2008, excluding revenues associated with the AT Business, the Company derived approximately 47% of total revenues, from outside the U.S.  The Company’s financial statements are denominated in U.S. dollars.  As a result, factors associated with international operations, including changes in foreign currency exchange rates, could significantly affect the business, financial condition and results of operations of the Company.

As a global company, the Company’s exposure to foreign-exchange rate changes includes but is not limited to, the following:

•	Costs and revenues incurred in foreign currencies, when translated into U.S. dollars for financial reporting purposes, can fluctuate due to exchange rate movements.

•
Embedded derivatives based on the currency of certain contracts the Company enters into with customers and suppliers are valued at market rates.  The Company may report significant gains or losses based on changes in current and expected future, or commonly referred to as forward, exchange rates.

•
The Company’s foreign subsidiaries, on occasion, invoice third-party customers in foreign currencies other than the functional currency in which they primarily conduct business. Movements in the invoiced currency, compared with their functional currency, can result in either realized or unrealized transaction losses that directly impact cash flows and results of operations of the Company.

•
Certain long-term contracts with suppliers or customers may experience significant fluctuations in foreign exchange rates over several years thereby impacting cash flows and results of operations of the Company.

•
The Company’s manufacturing and distribution organization is multinational in nature resulting in a variety of intercompany transactions that are billed and paid in many different currencies. Cash flows and results of operations of the Company are therefore directly impacted by volatility in these currencies.

•
The cash flow needs of each of the Company’s foreign subsidiaries vary over time.  Accordingly, there may be times when a subsidiary is on the receiving side or the lending side of a short-term advance from either the Company or one of its subsidiaries.  These advances, being denominated in currencies other than a particular entity’s functional currency, can expose the Company to volatility in exchange rates that can adversely impact both its cash flows and results of operations.

•
To repay debt or take advantage of tax saving opportunities, the Company may remit cash from its foreign locations to Canada.  When this occurs, the Company is liquidating foreign-currency net asset positions and converting them into Canadian or U.S. dollars.  Cash flows and results of operations of the Company may therefore be adversely impacted by these transactions.

The Company faces significant competition and it may not be able to compete effectively.

MDS competes with many companies ranging from multinationals to start-up companies.  Competition takes many forms, including aggressive pricing for products or services that are comparable to its own, and development of new products or services that are more cost-effective, or have superior performance than its current products or services.  The Company’s products or services can be rendered obsolete or uneconomical as a result of this competition.  Failure to compete effectively could cause the Company to lose market share to its competitors and have a material adverse effect on the business, financial condition and results of operations of the Company.

The Company also faces competition for marketing, distribution and collaborative development agreements, for establishing relationships with academic and research institutions, and for licenses to intellectual property.  In addition, academic institutions, governmental agencies and other public and private research organizations also may conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products or services similar to those of MDS.  These companies and institutions compete with MDS in recruiting and retaining qualified scientific and management personnel as well as in acquiring necessary product technologies.

Globalization of the Company’s industries also impacts its competitiveness.  As competitors and new entrants establish operations in lower-cost labour markets, pricing in these industries may be reduced resulting in lower revenues and profitability.

The Company is subject to complex and costly regulation.

All of the Company’s facilities that handle or store radioactive material are government regulated and inspected.  Operating licenses related to radioactive materials could be subject to cancellation under certain circumstances.  Failure to obtain or maintain future operating licenses could have a material adverse effect on the business, financial condition, or results of operations of the Company.

Governmental agencies throughout the world strictly regulate the drug development process.  The MDS facilities devoted to pharmaceutical development are subject to regular inspection by the FDA, Health Canada, the European Medicines Agency (EMEA) and other regulatory agencies.  Customers also are subject to periodic review by drug approval authorities.  The Company’s failure, or any of its customers' failure, to pass an inspection conducted by the FDA, Health Canada, the EMEA, and any other regulatory body could result in disciplinary action leading to increased cost and/or reduced customer demand that would have a material adverse affect on the business, financial condition or results of operations of the Company.

The nature of MDS Nordion’s products, and the highly regulated environment in which it operates, requires compliance with a multitude of regulations as well as legislation governing radioactive material transportation.  The receipt, processing, handling, shipping and use of radioisotopes are highly regulated.  See “The Business of the Company Following the Sale – MDS Nordion – Regulatory Requirements of MDS Nordion”.

The health and life sciences industries are subject to extensive and frequently changing laws and regulations. If the Company fails to comply with applicable laws and regulations, it could suffer civil and criminal damages, fines and penalties, loss of various licenses, certificates and authorizations necessary to operate its business, as well as incur liabilities from third-party claims, all of which could have a material adverse effect on the business of the Company.

Changes in government and regulatory policies may reduce demand for the Company’s products and services, and increase expenses.

MDS competes in markets in which the Company, or its customers, must comply with federal, state, local, and foreign regulations, such as environmental, health and safety, and food and drug regulations. These regulations may also create or impact market demand for products and services. Because of the high cost to develop, configure, and market products and services to meet customer needs, any significant change in these regulations could reduce demand for the Company’s products or services or increase the costs of producing these products and services.

In addition, if government health-care reimbursement policies were changed, it could have a significant impact on spending decisions of certain of the Company’s customers.  In recent years, the United States Congress and U.S. state legislatures have considered various types of health-care reform in order to control growing health-care costs.  Similar reform movements have occurred in Europe and Asia.  Implementation of health-care reform legislation to reduce costs could limit the profits that can be made from the development of new drugs.  This could adversely affect research and development expenditures by pharmaceutical and biotechnology companies which could in turn decrease the business opportunities available to the Company both in the U.S. and abroad.

Changes in trends in the pharmaceutical and biotechnology industries could adversely affect operating results.

Industry trends and economic and political factors that affect pharmaceutical and biotechnology companies also affect the Company’s business. For example, R&D budgets fluctuate due to changes in global and regional economic conditions, availability of resources, availability of financing or funding, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies.  The Company’s business could be adversely affected by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, as well as by academic institutions, government laboratories or private foundations.

The Company may be unable to effectively introduce and market new products and services, or may fail to keep pace with advances in technology.

Without the timely introduction of new products and enhancements, the Company’s products could become technologically obsolete over time, which could have a material adverse effect on the Company’s business, financial condition and results of operations.  New product offerings will not succeed if the Company is  unable to:

•	accurately anticipate customer needs;

•	accurately anticipate evolving government and regulatory policies;

•	innovate and develop new products and services;

•	successfully commercialize new technologies in a timely manner;

•	price products competitively;

•	source, manufacture and deliver high-quality products in sufficient volumes and on time; or

•	differentiate product offerings from its competitors’ product offerings.

Developing new products may require significant investments before the Company, or its customers, can determine the commercial viability of the new product.  Investments may be made in research and development of products that do not become commercially viable.

The Company will be required to implement restructuring actions primarily related to the resizing of its corporate functions subsequent to the sale of MDS Analytical Technologies and may be required to incur additional charges in the future to implement additional restructuring upon the sale of MDS Pharma Services.

MDS operates in markets in which demand for products and services may vary on a global basis.  As a result of these factors, it may implement restructuring programs to better align its workforce and facilities to match demand and to maintain or improve mid- to long-term profitability.  Significant restructuring actions and consequent workforce reductions could have the effect of reducing the talent pool and available resources of the Company.  Consequently this could have long-term effects on the Company’s business by decreasing or slowing improvements in its products, thereby affecting the Company’s ability to respond to customer demand, and limiting its ability to hire and retain key personnel.  In addition, restructuring costs may have a negative impact on the operations of the Company, and these actions may not achieve the desired improvement in profitability.

The Company is dependent upon the services of key personnel.

The Company’s success depends, to a significant extent, upon the continued service of its executive officers and key management and technical personnel - particularly scientific, technical and sales staff - and the Company’s ability to continue to attract, retain, develop and motivate qualified personnel.  The competition for these employees is intense.  The loss of the services of one or more of the Company’s key personnel could have a material adverse effect on the business, financial condition and results of operations of the Company.  The investment required to retain key staff, including the provision of compensation packages that are competitive, could have an impact on the profitability of the business of the Company.  The Company does not maintain key person life insurance policies on any of its officers or employees.  The Company believes that its employees may experience uncertainty about their future roles with the Company until the Company’s strategies with respect to the business are announced and executed.  This may adversely affect the Company’s ability to attract or retain key employees.  The Company has established retention programs to mitigate this risk but there can be no assurance that they will be effective.

From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation.

From time to time, the Company may be the plaintiff or defendant in litigation, including potential litigation regarding products and services it provides or products and services it expects or receives from others.  Lack of success in such litigation may expose the Company to financial loss or prevent it from enforcing rights that are important to the Company, thereby having an adverse effect on the business or results of operations of the Company.  Material litigation that is not covered by insurance policies, or falls within retained liability under the Company’s policies, could have a material adverse impact on the business, financial condition, or results of operations of the Company.

The Company could be subject to claims as a result of product failure in clinical trials testing.

During clinical trials testing, the Company will typically administer pharmaceutical products owned and developed by others to individuals acting as test subjects.  The terms of the contracts the Company enters into with the sponsor of the product vary and do not prevent individuals to whom the products have been administered from filing claims against the Company even though it may be indemnified in these circumstances.  Furthermore, the indemnity obligations established under these contracts are not secured and it is possible that the indemnifying party may not have the financial ability to meet its obligations to the Company in the case of an adverse event.

Contract research services create a risk of liability.

In contracting to work on drug development trials and studies, the Company faces a range of potential liabilities, including:

•	errors or omissions that create harm during a trial to study volunteers or after a trial to consumers of the drug after regulatory approval of the drug;

•
general risks associated with clinical pharmacology facilities, including negative consequences from the administration of drugs to clinical trial participants or the professional malpractice of clinical pharmacology medical care providers; and

•	errors and omissions during a trial or study that may undermine the usefulness of a trial or data from the trial or study, or impact customers’ regulatory submissions.

MDS adheres to Canadian, European Union and other applicable laws regulating the handling of confidential personal information.  This is accomplished through the implementation of a comprehensive program that encompasses globally recognized information protection practices.  MDS continually monitors its compliance with applicable privacy and data protection regulations.

Contractual indemnifications and some limitations may not generally protect the Company against liability arising from certain of its own actions, such as negligence or misconduct.  MDS could be materially and adversely affected if it were required to pay damages or bear the costs of defending any claim which is not covered by a contractual indemnification provision or in the event that a party who must indemnify MDS does not fulfill its indemnification obligations or which is beyond the level of the Company’s insurance coverage.  There can be no assurance that MDS will be able to maintain such insurance coverage on terms acceptable to  the Company.

The Company’s business depends on the continued and uninterrupted performance of its information technology systems and the communication systems that support those systems, including the Internet.

The Company’s business depends, in part, on the continued and uninterrupted performance of its information technology systems.  Sustained system failures or interruptions could disrupt the Company’s ability to perform many of the functions that are critical to the Company’s business, including processing customer orders, transportation of raw materials and finished products, manufacturing of products, processing laboratory requisitions, and timely invoicing and collections.  In performing testing of samples or the examination from clinical trials, MDS is required to deliver the results of testing within certain preset time intervals.  If it fails to deliver the results of testing on time, or the integrity of results are compromised, this could impact the safety of clinical trial participants and affect the success of the client’s clinical trial.  The Company’s business, financial condition and results of operations could have a material adverse effect from a prolonged system failure.

The Company’s computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts, and natural disasters.  Additionally, unanticipated problems affecting systems could cause interruption in information technology systems.  The Company’s insurance policies may not adequately compensate the Company for any losses that may occur due to any failures in its information technology systems.

The Company’s insurance coverage may not be adequate in all circumstances. There can be no assurance that such coverage will continue to be available at rates and on terms acceptable to MDS.

MDS maintains a global liability insurance policy covering all of its operating units.  The policy provides coverage for normal operating risks and includes annual liability coverage of up to $50 million for MDS Analytical Technologies and $100 million for MDS Pharma Services and MDS Nordion.  The Company also maintains a global policy covering property and business interruption risks with a total insured value of $1.8 billion and directors’ and officers’ insurance having a limit of $120 million.  There is no certainty that the amount of coverage is adequate to protect the Company in all circumstances or that the Company will be able to acquire such insurance on an ongoing basis at rates acceptable to the Company.

MDS is subject to a number of risks due to the fact that it carries on business in several countries.

MDS operations are subject to the risks of carrying on business in certain countries in North America, Europe and Asia.  Accordingly, future business, financial condition and results of operations of the Company could be materially adversely affected by a variety of factors including, but not limited to:

•	changes in a country’s or region’s political or economic conditions, particularly in developing or emerging markets;

•	exposure to foreign-exchange rate fluctuations between currencies;

•	tax consequences and/or other potential restrictions on the transfer of funds between subsidiaries;

•	longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions;

•	trade protection measures and import or export licensing requirements;

•	potential nationalization of industries, properties or assets that the Company relies on;

•	differing tax laws and changes in those laws including investment tax credits, or changes in the countries in which MDS is subject to tax;

•	differing cultural and business practices associated with foreign operations;

•	differing labour laws, including being subject to certain European regulations relating to work counsels and changes in those laws;

•	differing protection of intellectual property and changes in that protection; or

•	differing regulatory requirements and changes in those requirements.

MDS could be subject to tax reassessment and may be required to pay additional income taxes.

MDS tax filings are subject to audit and review by government tax authorities who may disallow certain deductions or disagree with the Company’s interpretation of tax laws, which may result in its having to pay additional taxes and incur additional tax expense.  This obligation extends to MDS filings prior to the sale of those subsidiaries sold by the Company.

Cost of research and development could increase in the event certain tax credits were to become unavailable.

Most of the research and development activities that the Company conducts in Canada are eligible for tax credits.  Elimination or significant reduction of these tax credits would have a material impact on the cost of research and development, which would have a material adverse effect on the business, financial condition, or results of operations of the Company.

The Company’s ability to reduce tax payments on the Sale is dependent on achieving certain reorganizations of the MDS legal structure.

There are several legal entities within MDS involved in the Sale and the Company’s ability to offset the various gains and losses arising from the Sale necessitates the appropriate timing and execution of certain reorganizations and other transactions within MDS’s existing legal entity structure.  These reorganizations and transactions rely on existing tax laws and announced amendments, and related interpretations.  If the Company is unable to complete these reorganizations and transactions as planned, or in the event that there is an unfavourable change in tax law, expected amendments, or interpretation thereof, there may be an adverse impact on the Company’s estimate of tax payments arising on the Sale.

MDS may bear financial risk if the Company under prices its contracts or overruns cost estimates.

Since the Company’s contracts are often structured as fixed price or fee-for-service with a cap, MDS bears the financial risk if it initially under prices contracts or otherwise overruns cost estimates.  Certain contracts may also involve foreign exchange risk when costs are incurred in a different currency than revenue.  As a result, under pricing or significant cost overruns, or foreign exchange risk could have a material adverse effect on the business, financial condition, and results of operations of the Company.

The terms of MDS Pharma Services’ contracts entitle clients to cancellation rights, which, if exercised, could have a material adverse effect on the business, financial condition, and results of operations of the Company.

The majority of the revenues earned by MDS Pharma Services are under contracts that typically run several months for drug discovery to more than one year for Phase I clinical trials.  Terms of most contracts entered into by MDS Pharma Services entitle clients to cancellation rights that may be exercised by the client in the event of regulatory delays or if unexpected results are encountered at any stage of the development program.  The cancellation of contracts by these customers could have a material adverse effect on MDS Pharma Services’ business, financial condition and results of operations.

If MDS is unable to attract suitable participants for its clinical trials, its business might suffer.

The clinical research studies that MDS runs rely on the ready accessibility and willing participation of subjects.  The Company’s clinical research activities could be adversely affected if it is unable to attract suitable and willing participants on a consistent basis.

Failure to gain FDA acceptance of Study Reviews could have a continuing material adverse effect on the financial performance of MDS Pharma Services bioanalytical operations.

During 2004, 2006 and 2007, MDS Pharma Services received written communication from the FDA related to certain generic bioequivalence studies carried out at MDS Pharma Services’ bioanalytical laboratory facilities in Montreal, Canada.  See “The Business of the Company Following the Sale — Legal Proceedings and Regulatory Actions – MDS Pharma Services”.

The communication resulted from inspections carried out by the FDA in 2003 and 2004, a subsequent FDA audit in March 2006, and the FDA’s review of the Company’s responses to the audit and related communications.  The communications from the FDA outlined concerns in certain studies about unexpected results in a limited number of study samples, the standard procedures in place at that time to investigate the root cause of the unexpected results, and the policies and procedures in place to address such results.

In January 2007, the FDA issued statements that outlined certain steps that those customers of MDS Pharma Services’ Montreal bioanalytical facilities would be required to take to resolve any outstanding issues.  The FDA directed sponsors of approved and pending generic drug submissions containing study data produced in these facilities between January 2000 to December 2004 to take one of three actions within six months to address FDA concerns about the accuracy and validity of these bioanalytical studies: 1) repeat their bioanalytical studies; 2) re-analyze their original study samples at a different bioanalytical facility; or 3) independently audit original study results.  In addition, the FDA wrote to sponsors of innovator submissions and requested that they advise the FDA of any submissions containing data from those facilities from the affected period.  In some instances, the FDA also required these innovator sponsors to validate their studies by also choosing one of the three requested approaches.

In September 2007, MDS Pharma Services responded to questions from European regulators about the bioanalytical work performed in the Montreal facility.  The European regulators reviewed studies in Montreal that are representative of the work done at that site, and issued a final report in July 2008 indicating that they have no significant concerns and that no further actions were required.

While the Company’s support for generic and innovator clients is substantially completed, there can be no assurance that further work will not be required, or that there will not be further impact from the work, such as the failure of clients’ studies to gain FDA clearance.  Such results could impact the Company’s ability to attract and retain work, cause the Company to incur further support or reimbursement expenses, or lead to other adverse results which could have a material adverse effect on the overall financial results of the Company.

Operating licenses related to handling and storage of radioactive materials could be subject to cancellation by the Canadian Nuclear Safety Commission (CNSC) under certain circumstances.

All MDS facilities that handle or store radioactive materials are government regulated and inspected.  Failure to obtain future operating licenses could impact the Company’s ability to receive, store, process or ship products and could adversely affect the business, financial condition, or results of operations of the Company.

Operations may be affected by a disruption to air or ground transportation.

The Company’s business relies heavily on both air and ground transportation, including the highly regulated, time sensitive transport of medical isotopes.  In addition, shipment of radioactive materials is also subject to international regulations which are subject to changes over time.  Any material disruption to air or ground transportation systems or significant change to international shipping regulations could have a material adverse effect on the business, financial conditions, and results of operations of the Company.  Contingency plans might not be effective or sufficient to avert such a material adverse effect.

MDS is dependent upon access to nuclear power reactors to install or remove cobalt and such access is dependent upon third parties.

MDS purchases Cobalt59 (Co59) as a commodity.  The processed Co59 is inserted into nuclear reactors for approximately 18 - 60 months to convert it to Co60.  Access to these nuclear reactors to either install or remove cobalt is based on the routine maintenance schedule for the reactor facility as determined by the reactor owner.  Any significant change in a maintenance schedule to install or remove cobalt could have a material impact on the availability of Co60 in any given quarter or year.  This could have a material adverse effect on the business, financial condition, and results of operations of the Company.

Certain of the Company’s businesses are exposed to attention from special interest groups and are subject to related political risks.

Among the Company’s products and services are those that involve radioactive materials for medical isotopes or sterilization technologies and drug safety services which involve the testing of drug compounds in animals as required by drug regulators. From time to time, the use of radioactive materials and testing in animals has garnered negative attention from special interest groups and the businesses are therefore at risk of disruption as a result of such attention.  A significant disruption could have a material adverse effect on the business, financial condition, or results of operations of the Company.

Potential changes to regulations regarding the export and use of highly enriched uranium could cause supply disruptions.

Certain purchased medical isotopes are produced in reactors and are by-products of the decay of the uranium fuel in the reactor.  AECL obtains the majority of its uranium from the United States.  The U.S. Department of Energy (DOE) strictly controls exports of highly enriched uranium (HEU).  Delays in obtaining HEU could cause supply disruption for certain isotopes.  Currently the DOE must approve each shipment of HEU.  There is political pressure by the U.S. Government on medical isotope manufacturers to convert to low-enriched uranium (LEU).  Any conversion to LEU, should such conversion become technologically, commercially and economically viable, could require significant additional capital investment to convert both reactors and related processing facilities, and could impact the profitability and potential viability of the Company’s medical isotope business.

Operations are exposed to risk of material environmental liabilities, litigation and violations.

MDS is subject to numerous environmental protection and health and safety laws in jurisdictions in which it carries on business that govern, among other things:

•	the generation, use, transportation, storage and disposal of hazardous materials;

•	emissions or discharges of substances into the environment;

•	investigation and remediation of hazardous substances or materials at various sites; and

•	the health and safety of its customers and employees.

MDS may not have been, or MDS may not at all times be, in compliance with all environmental and health and safety laws. If the Company violates these laws, it could be fined, criminally charged or otherwise sanctioned by regulators.

Certain materials MDS handles can have a significant and pernicious impact on the environment.  As a result, the Company is exposed to risk of costs associated with environmental clean-up, as well as exposure to claims from others who have suffered a loss as a result of an environmental spill or accident.  Although the Company maintains liability insurance coverage, material losses or litigation that is not covered by its insurance policies or that falls within the Company’s retained liability under its policies could have a material adverse impact on the business, financial condition and results of operations of the Company.

The business could suffer if the Company is unsuccessful in negotiating new collective bargaining agreements.

Certain Company sites employ personnel subject to collective bargaining agreements.  If the Company is unable to negotiate acceptable agreements with the association(s) representing employees upon expiration of existing contracts, the Company could experience strikes or work stoppages.  Even if the Company is successful in negotiating new agreements, the new agreements could call for higher wages or benefits paid to members, which would increase operating costs and could adversely affect profitability of the Company.

Labour disruptions within the companies that supply the Company’s  isotopes or other sole source raw materials could have a material adverse effect on the business, financial condition, and results of operations of the Company.

The Company is dependent upon certain suppliers as its primary source of isotopes.  In addition, other MDS business units utilize certain suppliers as the sole source for specialized raw materials.  The majority of the Company’s isotope suppliers employ unionized personnel. Any labour disruptions or other prolonged disruption at any critical supplier could have a material adverse effect on the business, financial condition, and results of operations of the Company.

MDS makes accounting estimates and judgements in preparing its financial statements. If these are incorrect, the Company’s operations may be adversely affected.

The preparation of the consolidated financial statements of the Company requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period.  The Company’s estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company’s assessments of the probable future outcomes of these matters.  Actual results could differ from those estimates and as a result, future liabilities and associated cash outflows may be higher than those reflected in the Company’s consolidated statement of financial position.

In 2007 and 2008, MDS restated its financial results due to incorrect application of U.S. GAAP.  A significant restatement could impact the Company’s performance relative to debt covenants and therefore, its liquidity position.  As well, during a period while a restatement is being completed, the Company may not be able to complete certain strategic transactions.

MDS may not be able to successfully execute strategic transactions.

MDS may be unable to complete the acquisition of promising businesses, divestitures of all or portions of businesses including MDS Pharma Services or license technologies for many reasons, including:

•	global market conditions and lack of credit availability;

•	the need for regulatory and other approvals;

•	the inability by the Company, or others, to raise capital to fund transactions;

•	current valuations of businesses and technologies;

•	potential restrictions in instruments governing the Company’s indebtedness; or

•
regulatory or statutory restrictions including with respect to foreign ownership of shares of MDS (Canada) Inc.  See “The Business of the Company Following the Sale — MDS Nordion — Regulatory Requirements of MDS Nordion”.

In addition, any business MDS may seek to acquire or technology it may seek to license may fall short of expectations or may prove to be unprofitable.  Accordingly, the earnings or losses from any such business that is acquired or technology that is licensed may dilute earnings.  In addition, any failure to complete an acquisition, divest a business or license a technology may result in adverse market reaction.

MDS may not be able to integrate acquired businesses or licensed technologies into its existing business, or make acquired businesses or licensed technologies profitable.

MDS may be unable to integrate acquired businesses or licensed technologies into its existing business, or make the acquired businesses or licensed technologies profitable for various reasons including:

•	its ability to retain key employees;

•	its ability to integrate business information systems and processes;

•	its ability to complete the development of products and sell them into the market; or

•	incompatible management or other cultural differences.

As a result of the Strategic Review being carried out by the Company’s Board of Directors, certain strategic partners of MDS Pharma Services may express concern about the long term strategic direction of this business which could have a negative impact on proposals, new business generation and revenues.

Customers in the contract research organization industry often work with a small number of suppliers or in partnership arrangements due to their reliance on their suppliers to comply with regulatory quality and reporting requirements.  In response to the uncertainty created by the Strategic Review, the customers, suppliers and strategic partners of MDS Pharma Services may delay or defer decisions concerning the MDS Pharma Services business.

Risks Relating to the Company if the Sale is Not Completed

If the Sale is not completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs.  A more complete description of the risk factors applicable to the Company is contained under the heading “Risks Factors” in the Company’s Annual Information Form filed on SEDAR on January 29, 2009, which section is specifically incorporated by reference into this Circular.  In addition, the Company will be subject to the risk factors listed below and described in more detail above if the Sale is not completed.  See “Risk Factors — Risks Relating to the Company Following the Sale — Continued interruption and future interruptions in the supply of reactor-produced isotopes could have a material adverse effect on the Company’s financial results — The NRU reactor which supplies the substantial majority of the Company’s reactor-based medical isotopes is currently out of service and if, and when, the NRU returns to service there is uncertainty as to the extent of short and long term adverse affects to the business of the Company.”

Life, the Company’s joint venture partner, entered into an agreement to sell its ownership interest in the joint venture and their associated operations to the Buyer and there may be a change in the Company’s or Life’s mass spectrometer strategy, which may adversely affect the Company’s operations.

In the past, the success of the joint venture partnership with Life is believed to have been from the good working relationship and common view of the strategic direction between the joint venture partners.  In the mass spectrometer industry where the introduction of new products, a skilled technical sales and service team and quality manufacturing are valued by customers, a supplier without a clear strategic direction is believed to be less likely to obtain new sales.

The uncertainty of the Company’s strategic direction may make it difficult to retain or attract employees and may have a negative impact on operations.

As described in the risk factor “MDS is dependent upon the services of key personnel”, certain employees are critical to the Company’s operations and the Company believes that its current and prospective employees may experience uncertainty about their future roles with the Company until the Company’s strategies with respect to the business are announced and executed.  This may adversely affect the Company’s ability to attract or retain key employees in the period until the Company has begun to execute on its strategy.  The Company has established retention programs to mitigate this risk but there can be no assurance that they will be effective.

RIGHTS OF DISSENTING SHAREHOLDERS

The Company has determined that the Sale constitutes a sale of substantially all of the Company’s assets as contemplated under Section 189(3) of the CBCA. For this reason, dissent rights are being provided to Shareholders in respect of the Sale pursuant to Section 190 of the CBCA.  As a result, any registered Shareholder may make a claim under that section only with respect to all the Common Shares held by such Shareholder on behalf of any one beneficial owner and registered in the Shareholder’s name, if the Shareholder complies with the requirements of section 190 of the CBCA and validly dissents with respect to the Sale and the Sale becomes effective.

Beneficial owners of Common Shares registered in the name of an Intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent.  A beneficial owner who wishes to exercise the right to dissent should immediately contact the Intermediary with which the beneficial owner deals in respect of the Common Shares and either:  (i) instruct the Intermediary to exercise the right to dissent on the beneficial owner’s behalf (which, if the Common Shares are registered in the name of the clearing agency, would require that the Common Shares first be re-registered in the name of the Intermediary); or (ii) instruct the Intermediary to re-register the Common Shares in the name of the beneficial owner, in which case the beneficial owner would have to exercise the right to dissent directly.

The following summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder under the CBCA. Section 190 of the CBCA is set forth in its entirety in Appendix F.

The CBCA requires strict compliance with the procedures established therein and failure to strictly comply with such procedures may result in the loss of a Shareholder’s right of dissent. Accordingly, each Shareholder who wishes to exercise rights of dissent should carefully consider and comply with the provisions of section 190 of the CBCA and consult its legal advisors.

Pursuant to subsection 190(5) of the CBCA, a Dissenting Shareholder who seeks payment of the fair value of its Common Shares is required to deliver a written objection to the Sale Resolution to the Company at or before the Meeting.  The Company’s address for such purpose is 2810 Matheson Blvd E,  Suite 500,  Mississauga Ontario, Canada L4W 4X7.

A Shareholder is not entitled to dissent with respect to the Common Shares it beneficially owns if it votes any of such Common Shares for the approval of the Sale Resolution.  The execution or exercise of a proxy or otherwise voting against the Sale Resolution does not constitute a written objection for purposes of the right to dissent under the CBCA.

Within 10 days after the Sale Resolution is approved by the Shareholders, the Company must so notify the Dissenting Shareholder who is then required, within 20 days after receipt of such notice (or if such Shareholder does not receive such notice, within 20 days after learning of the approval of the Sale Resolution), to send to the Company a written notice containing its name and address, the number of Common Shares in respect of which the Shareholder dissents and a demand for payment of the fair value of such shares and, not later than the 30th day after sending such written notice, to send to the Company or its transfer agent the appropriate share certificate or certificates.

A Dissenting Shareholder who fails to send to the Company, within the appropriate time frame, the certificates representing the shares in respect of which the Shareholder dissents forfeits the right to make a claim under section 190 of the CBCA.  The Company or its transfer agent will endorse on the share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will return forthwith the certificates to the Dissenting Shareholder.

On sending a demand for payment to the Company, a Dissenting Shareholder ceases to have any rights as a Shareholder, including any right to participate in the distribution of the Sale proceeds pursuant to the anticipated substantial issuer bid, other than the right to be paid the fair value of such holder’s Common Shares as determined under section 190 of the CBCA, except where:

(a)	the Dissenting Shareholder withdraws the demand for payment before the Company makes an offer to the Shareholder pursuant to subsection 190(12) of the CBCA,

(b)	the Company fails to make an offer pursuant to subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the demand for payment, or

(c)	the transaction contemplated in the Sale Resolution does not proceed,

in which case the Dissenting Shareholder’s rights as a Shareholder will be reinstated as of the date the Dissenting Shareholder sent the demand for payment.

If the Sale becomes effective, the Company will be required to send, not later than the seventh day after the later of (i) the date that the Sale becomes effective, or (ii) the day the demand for payment is received, to each Dissenting Shareholder whose demand for payment has been received, a written offer to pay for such Dissenting Shareholder’s Common Shares such amount as the Board of Directors considers to be the fair value thereof accompanied by a statement showing how the fair value was determined.

The Company must pay for the Common Shares of a Dissenting Shareholder within ten days after an offer made as described above has been accepted by a Dissenting Shareholder, but any such offer lapses if the Company does not receive an acceptance thereof within 30 days after such offer has been made.

If such offer is not made or accepted, the Company may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court of competent jurisdiction to fix the fair value of such Common Shares.  If the Company fails to make such an application, a Dissenting Shareholder has the right to so apply within a further 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to a court, all Dissenting Shareholders whose Common Shares have not been purchased by the Company will be joined as parties and be bound by the decision of the court, and the Company will be required to notify each Dissenting Shareholder of the date, place and consequences of the application and of the right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will fix a fair value for the Common Shares of all Dissenting Shareholders who have not accepted an offer to pay.  The final order of a court will be rendered against the Company in favour of each Dissenting Shareholder.  The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the date that the Sale becomes effective until the date of payment.

Registered Shareholders who are considering exercising dissent rights should be aware that there can be no assurance as to the fair value of their Common Shares as determined under the applicable provisions of the CBCA.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder under the CBCA. Section 190 of the CBCA requires strict adherence to the procedures established therein and failure to do so may result in a loss of a Dissenting Shareholder’s dissent rights. Accordingly, a registered  Shareholder who desires to exercise dissent rights should carefully consider and strictly comply with the provisions of that section, the full text of which is set out in Appendix F to this Circular, or should consult with such registered Shareholder’s legal advisor.

INFORMATION RELATING TO THE BUYER

The Buyer is an indirect wholly-owned subsidiary of Danaher Corporation.  Danaher Corporation is a leading manufacturer of professional instrumentation, medical technologies, industrial technologies and tools and components.

LEGAL MATTERS

Legal matters in relation to the Sale will be reviewed and passed upon on behalf of the Company by Fasken Martineau DuMoulin LLP, Canadian counsel to the Company, and Skadden, Arps, Slate, Meagher and Flom LLP, U.S. counsel to the Company, and on behalf of the Board of Directors and the Special Committee by Goodmans LLP.

COMMON SHARES AND THE PRINCIPAL HOLDERS THEREOF

As at August 31, 2009, 120,137,229 Common Shares were issued and outstanding.  Each Common Share entitles the holder thereof to one vote at all meetings of Shareholders. To the knowledge of the directors and senior officers of the Company, the following table includes the name of each person or company who, as at September 16, 2009, beneficially owned, directly or indirectly, or exercised control or direction over, 10% or more of the Common Shares and the percentage of the issued and outstanding Common Shares represented by the number of Common Shares believed to be so owned, controlled or directed:

Name	Number of Common Shares	Percentage of Common Shares
ValueAct Holdings(1).	23,107,700	19.23%
Harris Associates(2)	15,719,200	13.08%

Notes:

(1)           As disclosed in an early warning report filed on SEDAR dated September 3, 2009.

(2)           As disclosed in an early warning report filed on SEDAR dated July 10, 2007.

ADDITIONAL INFORMATION RELATING TO THE COMPANY

General Information

The Company was incorporated on April 17, 1969 under the laws of the Province of Ontario under the name Medical Data Sciences Limited.  The Company changed its name to MDS Health Group Limited in April, 1973 and to MDS Inc. in November, 1996.  The Company was continued under the CBCA in October 1978 and remains subject to that statute.

The head office of the Company, and its principal place of business, is located at 2810 Matheson Boulevard East, Suite 500, West Tower, Mississauga, Ontario, Canada, L4W 4X7.

Auditor

The auditor of the Company is Ernst & Young LLP, Chartered Accountants.

Additional Information Regarding the Company

Additional information relating to the Company is on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.  Security holders may contact the Company to request copies of the Company’s financial statements and MD&A by contacting Peter Brent, Senior Vice-President, Legal & Corporate Secretary by mail to MDS Inc., 2700 Matheson Blvd. East, Suite 300, West Tower, Mississauga, Ontario, L4W 4V5, Attention:  Corporate Secretary or by email to the Corporate Secretary at peter.brent@mdsinc.com.  Financial information is provided in the Company’s comparative financial statements and MD&A for the Company’s most recently completed financial year.

INFORMATION CONCERNING THE MEETING AND PROXIES

Solicitation of Proxies

This Circular is provided in connection with the solicitation by the management of MDS of proxies to be used at the Meeting.  The solicitation of proxies will be primarily by mail but proxies may be solicited personally or by telephone by directors, officers or regular employees of the Company.  In addition, MacKenzie has been retained as soliciting agent for the Corporation to solicit proxies for the Meeting. MDS paid an initial retainer fee of $25,000 to MacKenzie in partial payment of the customary fee for the services to be provided, exclusive of disbursements and applicable taxes.  The Company will also reimburse MacKenzie for its reasonable fees and disbursements in connection with its engagement.  The Company will bear all costs of this solicitation.

Appointment of Proxyholder

The persons named in the enclosed form of proxy are officers of the Company.  A registered holder of Common Shares has the right to appoint as his or her proxyholder a person or company (who need not be a Shareholder) to attend and to act on his or her behalf at the Meeting other than the persons designated in the form of proxy accompanying this Circular.  A Shareholder may do so by inserting the name of such other person in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, by delivering the completed proxy to the Company’s registrar and transfer agent, CIBC Mellon.  For postal delivery, the completed proxy should be mailed using the envelope provided.  To deliver by facsimile, please send the proxy to the Proxy Department of CIBC Mellon at 1-866-781-3111.  The completed proxy may also be delivered in person or by registered mail to MDS Inc. c/o CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario, Canada, M5H 4A6, Attention:  Proxy Department.  In the alternative, registered holders of Common Shares may follow the instructions for telephone voting or internet voting in the accompanying form of proxy.  To be effective, proxies must be received before 4 p.m. (Toronto time) on October 19, 2009 (or, if the Meeting is postponed or adjourned, the time that is 24 hours, excluding Saturdays and holidays, preceding the postponed or adjourned Meeting).  The Board of Directors may waive or vary the proxy delivery time in its discretion.

Revocation of Proxy

A registered Shareholder has the right to revoke an executed proxy under subsection 148(4) of the CBCA.  A Shareholder may revoke a proxy by:  (i) delivering another properly completed form of proxy bearing a later date in accordance with the procedures specified under the heading “Information Concerning the Meeting and Proxies — Appointment of Proxyholder”; (ii) by depositing an instrument in writing executed by him or her, or by his or her attorney authorized in writing, at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting; or (iii) in any other manner permitted by law.

Exercise of Proxy

The Common Shares represented by a properly executed proxy will be voted in accordance with the instructions of the Shareholder on any vote that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares will be voted accordingly.

In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the Sale Resolution as described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.  If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy shall vote on such other business in such manner as that person then considers to be proper.

Explanation of Voting Rights for Beneficial Owners of Common Shares

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting.  However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either (a) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans), or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company will be distributing copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Company as set out above under “Appointment of Proxyholder”; or

(b)
more typically, be given a form which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.  Should a Non-Registered Holder who receives either a form of proxy or a voting instruction form wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the form of proxy or voting instruction form, as applicable, and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or voting instruction form is to be delivered.

Quorum and Voting Rights

The presence, in person or by proxy, of at least two persons present in person, each being a Shareholder entitled to vote at the Meeting or a duly appointed proxyholder for an absent Shareholder so entitled, and together holding or representing by proxy not less than 25% of the outstanding Common Shares is necessary for a quorum at the Meeting.  The Board has fixed the close of business on September 14, 2009 as the Record Date for the purpose of determining the Shareholders entitled to receive notice of the Meeting and to attend and vote at the Meeting, but the failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting.  Only Shareholders of record on the Record Date are entitled to receive notice of and to vote at the Meeting.

APPROVAL OF BOARD

The contents and the sending of this Circular have been approved by the Board of Directors of the Company.

DATED at Toronto, Ontario, this 17th day of September, 2009.

                               BY ORDER OF THE BOARD OF DIRECTORS

                                                    ______________________________________
                              Peter E. Brent

                               Senior Vice-President, Legal

                               and Corporate Secretary

CONSENTS

Consent of Goldman, Sachs & Co.

September 17, 2009

Board of Directors
MDS Inc.
2810 Matheson Blvd. East, Suite 500
Mississauga, Ontario L4W 4V9

Re: Notice of Special Meeting of Shareholders and Management Proxy Circular dated September 17, 2009 of MDS Inc. (the "Circular")

Ladies and Gentlemen:

Reference is made to our opinion letter dated September 2, 2009 with respect to the fairness from a financial point of view of the US$650 million in cash to be paid to MDS Inc. (the “Company”) pursuant to the Stock and Asset Purchase Agreement dated as of September 2, 2009 (the “Agreement”), between Danaher Corporation, DH Technologies Pte Ltd., the Company and certain other parties in connection with the purchase from the Company and certain of its affiliates of the MDS Analytical Technologies Business (as more fully described in the Agreement).

The foregoing opinion letter is provided solely for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, proxy circular (including any subsequent amendments to the Circular) or any other document, except in accordance with our prior written consent. We understand that the Company has determined to include our opinion in the Circular.

In that regard, we hereby consent to the reference to our opinion under the captions “Summary of the Circular”, “The Sale — Background to the Sale”, “The Sale — Fairness Opinions — Goldman Sachs Fairness Opinion” and “The Sale — Reasons for the Sale; Recommendation of the Special Committee and the Board of Directors; Fairness of the Sale”, and in Appendix A to the Circular “Glossary”, to the inclusion of the foregoing opinion in Appendix “C” of the Circular and to being named in the Circular. Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the Circular. In providing such consent, we do not intend that any person other than the Board of Directors of the Company rely upon our opinion.

Very truly yours,

(signed)
_______________________
(GOLDMAN, SACHS & CO.)

Consent of Blair Franklin Capital Partners Inc.

To:           The Directors of MDS Inc.

We hereby consent to the reference to the opinions of this firm under “Summary of Circular”, “The Sale — Fairness Opinions — Blair Franklin Fairness Opinion”, “The Sale — Reasons for the Sale; Recommendation of the Special Committee and the Board of Directors; Fairness of the Sale” and in Appendix A to the Circular “Glossary”, the inclusion of this firm’s opinion dated September 2, 2009 as Appendix D to the Circular and to being named in the Circular dated September 17, 2009.

Yours truly,

(signed) Blair Franklin Capital Partners Inc.

September 17, 2009

APPENDIX A:GLOSSARY

The following terms used in this Circular, including without limitation the Notice of Meeting, have the meanings set forth below:

“ABCP” means asset backed commercial paper.

“AB/MDS Analytical Technologies Joint Venture” has the meaning ascribed thereto under “The Sale — Background to the Sale”.

“Acquisition Proposal” has the meaning ascribed thereto under “The Sale Agreement — Restrictions on Solicitations of Other Offers.”

“AECL” means Atomic Energy of Canada Limited, a corporation owned by the government of Canada.

“AIF” means the annual information form of the Company for the period ended October 31, 2008.

“AT Business” means the business of MDS Analytical Technologies as described under “The Business of the Company Following the Sale”.

“BF Fairness Opinion” means the fairness opinion of Blair Franklin Capital Partners Inc. dated September 2, 2009, a copy of which is attached as Appendix D to this Circular.

“Blair Franklin” means Blair Franklin Capital Partners Inc., a financial advisor to the Special Committee.

“Board” or “Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday, a statutory or civic holiday observed in the Province of Ontario.

“Buyer” means DH Technologies Development Pte Ltd., an indirect wholly-owned subsidiary of Danaher Corporation.

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder.

“Circular” means this management proxy circular of the Company prepared and sent to the Shareholders in connection with the Meeting, including the Appendices attached hereto and the documents incorporated by reference herein.

“COC Policy” means the change of control policy of the Company as amended and restated on May 15, 2009.

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition.

“Common Shares” means the common shares without par value in the capital of the Company.

“Company” means MDS Inc., a corporation incorporated under the CBCA.

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended, including the regulations promulgated thereunder.

“Competition Tribunal” means the Competition Tribunal as established by subsection 3(1) of the Competition Tribunal Act, R.S.C. 1985, c.19 (2nd Supp.), as amended.

“CRO” means a contract research organization, a company that conducts research on behalf of a pharmaceutical or biotechnology company.

“Dissenting Shareholder” means a registered Shareholder who has properly exercised its dissent rights in respect of the Sale in strict compliance with the procedures referred to under “Rights of Dissenting Shareholders”, who has not withdrawn such exercise and who is ultimately determined to be entitled to be paid the fair value of its Common Shares.

“DOJ” means the Antitrust Division of the U.S. Department of Justice.

“EBITDA” means earnings before interest, taxes, depreciation and amortization.

“Effective Date” means the effective date of the Sale, which, unless otherwise agreed by the parties to the Sale Agreement, means the date that is three (3) business days following the satisfaction or wavier of the conditions to closing in the Sale Agreement.

“Enterprise Capital” means Enterprise Capital Management Inc., a company that has control over certain Common Shares.

“Fairness Opinions” means the GS Fairness Opinion and the BF Fairness Opinion.

“Faskens” means Fasken Martineau DuMoulin LLP, legal advisor to the Company.

“FDA” means the U.S. Food and Drug Administration, the U.S. regulatory agency charged with maintaining the safety of food, drugs and cosmetics.

“FDCFA” means the Facilities Development and Construction Funding Agreement.

“FDG” means Fluorodeoxyglucose.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means U.S. generally accepted accounting principles.

“Goldman Sachs” means Goldman, Sachs & Co., a financial advisor to the Company.

“Goodmans”  means Goodmans LLP, independent legal advisor to the Board.

“GS Fairness Opinion” means the opinion of Goldman Sachs dated September 2, 2009, delivered to the Board of Directors that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken set forth in such opinion, the cash consideration of $650 million to be paid to the Company for the AT Business was fair, from a financial point of view, to the Company, a copy of which opinion is attached as Appendix C to this Circular.

“HRCC” means the human resources and compensation committee of the Board of the Company.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intermediary” includes a broker, investment dealer, bank, trust company, nominee or other intermediary.

“Life” means Life Technologies Corporation, the joint venture partners of MDS in the Applied Biosystems/MDS Analytical Technologies mass spectrometry joint –venture partnership.

“MacKenzie” means MacKenzie Partners, Inc., the Company’s proxy solicitation agent.

“MDS” means MDS Inc., a corporation incorporated under the CBCA.

“MDS US” means MDS (U.S.) Inc., a subsidiary of the Company.

“Meeting” means the special meeting of the Shareholders (including any postponements or adjournments thereof) to be held to consider and, if deemed advisable, to approve the Sale Resolution.

“Meeting Materials” means the Notice of Meeting, the Circular and the form of proxy relating to the Meeting.

“Non-Registered Holder” means a beneficial owner of a Common Share that is registered in the name of an Intermediary or a clearing agency.

“Note Purchase Agreement” means the Note Purchase Agreement, dated December 18, 2002, between the Company and the respective purchasers named therein.

“Notice of Meeting” means the Notice of Special Meeting of Shareholders dated September 17, 2009 accompanying the Circular.

“NRU” means National Research Universal reactor.

“NYSE” means the New York Stock Exchange.

“PET” means Positron Emission Tomography, a diagnostic imaging technology that uses positron emission to measure in detail the functioning of distinct areas of the human brain.

“Phase II-IV” means the  Phase II-IV business of MDS Pharma Services that was sold to INC Research, (R) Inc.

“RBC” means RBC Dominion Securities Inc., a member company of RBC Capital Markets, a financial advisor to the Board of Directors.

“Sale” means the sale of the AT Business to the Buyer pursuant to the terms and conditions of the Sale Agreement.

“Sale Agreement” means the stock and asset purchase agreement dated September 2, 2009 among the Company, MDS Life Sciences (Singapore) Pte. Ltd., MDS (US) INC., Laboratoires MDS Québec Ltée, Danaher Corporation and the Buyer, a copy of which is available at www.sedar.com and www.sec.gov/edgar.html .

“Sale Resolution” means the special resolution of Shareholders approving the Sale, in the form attached as Appendix B to this Circular.

“SEC” means the United States Securities and Exchange Commission.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Senior Unsecured Notes” means the outstanding senior unsecured notes of the Company, which were issued under the Note Purchase Agreement.

“Shareholders” means holders of Common Shares.

“Skadden Arps” means Skadden, Arps, Slate, Meagher & Flom LLP, legal advisor to the Company.

“Special Committee” means the committee of directors comprised of William Anderson, Robert Luba, James MacDonald (Chair) and Gregory Spivy, each of whom is independent of management, established in connection with the Strategic Review.

“Strategic Review” means the review undertaken by the Company to consider strategic alternatives that might be in the best interest of the Company and its Shareholders, as more fully discussed under “The Sale — The Background to the Sale”.

“Superior Proposal” has the meaning ascribed thereto under “The Sale Agreement — Restrictions on Solicitations of Other Offers.”

“Support Agreements” has the meaning ascribed thereto under “Support Agreements”.

“Termination Fee” has the meaning ascribed thereto under “The Sale Agreement — Termination Fee”.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“ValueAct Capital” means ValueAct Capital Master Fund, L.P., a Shareholder.

APPENDIX B:  SALE RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS

RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The sale by the Company of the MDS Analytical Technologies business (the “Sale”) under the terms of, and as required by, a stock and asset purchase agreement dated September 2, 2009 between the Company, MDS Life Sciences (Singapore) Pte. Ltd., MDS (US) Inc., Laboratoires MDS Québec Ltée, DH Technologies Development Pte Ltd. and Danaher Corporation, as such agreement may be, or may have been, modified or amended (the “Sale Agreement”), all as more particularly described and set forth in the Management Proxy Circular of the Company dated September 17, 2009, accompanying the notice of this meeting, is approved.

2.
Notwithstanding that this resolution has been approved by the shareholders of the Company, the directors of the Company are authorized without further notice to, or approval of, the shareholders of the Company (i) to amend the Sale Agreement, or (ii) not to proceed with the Sale (subject to the terms and conditions of the Sale Agreement) or any of the other actions contemplated by this resolution.

3.
Any director or officer of the Company is hereby authorized and directed to execute all such documents and to do and perform all other acts and things as he or she, in his or her sole and absolute discretion, deems necessary or desirable to carry out the intent of the foregoing special resolution and the matters authorized thereby, such determination to be conclusively evidenced by the preparation and execution of such document or the doing or performance of such act or thing.

APPENDIX C:  GOLDMAN SACHS FAIRNESS OPINION

Goldman, Sachs & Co. | 85 Broad Street | New York, new York 10004

Tel:  212-902-1000 | Fax:  212-902-3000

                                                                                                                                Goldman

                                                                                                                       Sachs

PERSONAL AND CONFIDENTIAL

September 2, 2009

Board of Directors
MDS Inc.
2700 Matheson Blvd East
West Tower
Mississauga, Ontario, L4W 4V9
Canada

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to MDS Inc. (the “Company”) of the US$650 million in cash (the “Consideration”) to be paid to the Company pursuant to the Stock and Asset Purchase Agreement, dated as of September 2, 2009 (the “Agreement”), between Danaher Corporation, DH Technologies Pte Ltd. (the “Buyer”), the Company and certain other parties in connection with the purchase from the Company and certain of its affiliates of the Purchased Assets, the Analytical Technologies Companies Stock and the Joint Venture Interests (each as defined in the Agreement) and the assumption of the Assumed Liabilities (as defined in the Agreement) constituting the MDS Analytical Technologies Business (collectively, the “Business”) (all as more fully described in the Agreement).  The Consideration is subject to adjustments, including closing working capital, cash and debt adjustments provided for in Sections 3.1, 3.2 and 3.3 of the Agreement, as to which adjustments and the effect thereof we express no opinion.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities.  In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, the Buyer and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers.

We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction.  We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.  In addition, we have provided from time to time, and are currently providing, certain investment banking and other financial services to the Company and its affiliates, including, having acted as exclusive financial advisor to the Company in connection with the sale of a portion of the Company’s Late-Stage Pharma Services business in June of 2009 and are acting as financial advisor to the Company.  We also have provided certain investment banking and other financial services to the Buyer and its affiliates from time to time, including having acted as financial advisor to the Buyer in connection with the purchase of Smiths Group in May of 2007, Nordson Corporation in October of 2007, and Medisize Holding in June of 2009.  In connection with the above-described services we have received, and may receive, compensation.  We also may provide investment banking and other financial services to the Company, the Buyer and their respective affiliates in the future, for which we may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 40-F of the Company for the three fiscal years ended October 31, 2008; certain interim quarterly reports; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; certain internal financial analyses and forecasts for the Company prepared by its management; and certain internal financial analyses and forecasts for the Business prepared by the management of the Company, as approved for our use by the Company (the “Forecasts”).  We also have held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and the Business.  In addition, we have reviewed the reported price and trading activity for the shares of common stock of the Company (the “Company Shares”) and compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded.  We have also reviewed the financial terms of certain recent business combinations in the instruments industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any liability for any such information.  In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company.  In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Business or the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.  We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the expected benefits of the Transaction in any way meaningful to our analysis.  We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. In addition, we are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due, and our opinion does not address any legal, regulatory, tax or accounting matters.  Senior management of the Company has provided to us, in a certificate delivered as of the date hereof, representations regarding, among other things, the accuracy of the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company and the absence of changes thereto.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company.  This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Consideration to be paid to the Company for the Business pursuant to the Agreement.  We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including any price adjustment provisions or ongoing obligations of the Company or its affiliates or the fairness of the Transaction to, or any consideration which may be received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company or the Business, or the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or the Business, or any class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the Company for the Business pursuant to the Agreement or otherwise.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof.  We are not expressing any opinion as to the prices at which the Company Shares will trade at any time.  Our advisory services and the opinion expressed herein are provided solely for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Shares should vote with respect to the Transaction or any other matter.  This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the Company for the Business pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

/s/ Goldman, Sachs & Co

______________________
(GOLDMAN, SACHS & CO.)

APPENDIX D:  BLAIR FRANKLIN FAIRNESS OPINION

September 2, 2009

The Special Committee of the Board of Directors
MDS Inc.
2700 Matheson Blvd East
West Tower
Mississauga, Ontario, L4W 4V9
Canada

Attention:                     Mr. James S. A. MacDonald,
   Chairman of the Special Committee

To the Special Committee:

The Special Committee (the “Committee”) has requested our opinion (the “Opinion”) as to the fairness, from a financial point of view, to the shareholders (the “Shareholders”) of MDS Inc. (the “Company” or “MDS”), of the US$650 million in cash (the “Consideration”) to be paid to the Company pursuant to the Stock and Asset Purchase Agreement, dated as of September 2, 2009 (the “Agreement”), between DH Technologies Development Pte Ltd. (the “Buyer”), the Company and certain other parties in connection with the purchase from the Company and certain of its affiliates of the Purchased Assets, the Analytical Technologies Companies Stock and the Joint Venture Interests (each as defined in the Agreement) and the assumption of the Assumed Liabilities (as defined in the Agreement) constituting the Analytical Technologies Business (collectively, the “Business”) (all as more fully described in the Agreement).  The Consideration is subject to post closing adjustments, based on net working capital, cash and indebtedness provided for in Sections 3.1, 3.2 and 3.3 of the Agreement, as to which adjustments and the effect thereof we express no opinion.

Engagement of Blair Franklin

The Committee retained Blair Franklin Capital Partners Inc. (“Blair Franklin”) effective July 27, 2009 and the Committee and Blair Franklin executed an engagement agreement dated July 27, 2009 (the “Engagement Agreement”). The Engagement Agreement provides for the payment to Blair Franklin of fees for financial advisory services, including fees payable upon the delivery of the Opinion. Our fees are not contingent on the completion of the transaction contemplated in the Agreement nor on the conclusions reached herein. In addition, Blair Franklin is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company in certain circumstances.

Relationship with Related Parties

Blair Franklin is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of MDS or any of its respective associates or affiliates.  Blair Franklin has not provided any financial advisory services or participated in any financing involving MDS or any of its respective associates or affiliates within the past twenty-four months, other than services provided under the Engagement Agreement.

Credentials of Blair Franklin

Blair Franklin is an independent investment bank.  We advise on mergers, acquisitions and divestitures, related party transactions, financings, restructurings, risk management and governance issues, and undertake valuations and fairness opinions, on behalf of corporate, private, institutional and public sector clients.  Partners of Blair Franklin have participated in a significant number of transactions involving private and public companies and have extensive experience in preparing fairness opinions.  The Opinion expressed herein is the opinion of Blair Franklin as a firm.

Scope of Review:

In preparing the Opinion, Blair Franklin has reviewed and relied upon, among other things:

1.	Annual reports to Shareholders and Annual Reports on Form 40-F of the Company for the three fiscal years ended October 31, 2008;

2.	Certain interim quarterly reports;

3.	Certain internal financial analyses and forecasts for the Company prepared by its management;

4.	Certain internal financial analyses and forecasts for the Business prepared by the management of the Company, as approved for our use by the Company;

5.	Conversations with the senior management of MDS regarding its business operations, competitive positioning and financial results and prospects;

6.	Certain press releases made by MDS in the past two years;

7.	Discussions with RBC Capital Markets and Goldman, Sachs & Co. regarding the sale process;

8.	Certain information provided by Goldman, Sachs & Co. and RBC Capital Markets relating to the sale process;

9.	Drafts of the Agreement and other relevant transaction documents as of September 1, 2009;

10.	A certificate provided to us by senior officers of the Company as to certain factual matters;

11.	Various industry and financial market information; and

12.	Such other information, documentation, analyses and discussions that we considered relevant in the circumstances.

Blair Franklin has not, to the best of its knowledge, been denied access by MDS to any information that has been requested.

Blair Franklin has conducted such analyses, investigations and testing of assumptions as were considered by Blair Franklin to be appropriate in the circumstances for the purposes of arriving at its opinion as to the fairness, from a financial point of view, to the Shareholders, of the Consideration to be paid to the Company for the Business pursuant to the Agreement.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations hereinbefore described and as set forth below.

With the Committee’s approval and as provided in the Engagement Agreement, Blair Franklin has relied, without independent verification, upon the completeness, accuracy and fair presentation in all material respects of all financial information and the completeness and accuracy of the other information, data, advice, opinions and representations obtained by it from public sources, management of MDS, its respective associates and affiliates and advisors or otherwise (collectively, the “Information”) and we have assumed that the historical information included in the Information did not omit to state any material fact or any fact necessary to be stated or necessary to make that Information not misleading in light of the circumstances in which it was made.  This Opinion is conditional upon the completeness, accuracy and fair presentation of such Information.  Subject to the exercise of professional judgment and except as described herein, Blair Franklin has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.  With respect to the forecasts, projections or estimates provided to Blair Franklin and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of MDS as to the matters covered thereby at the time of preparation and, in rendering the Opinion, we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

Representatives of MDS have represented to Blair Franklin in a certificate delivered as at the date hereof, among other things, that (i) with the exception of forecasts, projections or estimates provided to Blair Franklin, the Information provided orally by, or in writing by, MDS or any of its subsidiaries or their respective agents to Blair Franklin relating to MDS for the purpose of preparing this Opinion was, at the date that the Information was provided to Blair Franklin, and is, at the date hereof, together with all other documents which have been filed by MDS in compliance with its obligations under applicable securities laws (and to the extent not superseded  by a subsequent filing), complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact in respect of MDS and did not and does not omit to state a material fact in respect of MDS necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; and that (ii) since those dates on which the Information was provided to Blair Franklin, except as was disclosed in writing to Blair Franklin, or as publicly disclosed, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business or operations of MDS and no material change has occurred in the Information or any part thereof which would have, or which would reasonably be expected to have, a material effect on the Opinion.

Blair Franklin has made several assumptions in connection with its Opinion that it considers reasonable, including that, the conditions required to implement the transaction contemplated in the Agreement will be met.

For purposes of this Opinion, the Consideration to be paid to the Company for the Business pursuant to the Agreement is taken as a whole, i.e. including the impact on the value of the Company after giving effect to the transactions contemplated in the Agreement.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions, financial and otherwise, of MDS, and its respective subsidiaries and affiliates, as they were reflected in the Information and as they were represented to Blair Franklin in discussions with management of MDS.  In its analyses and in preparing the Opinion, Blair Franklin made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Blair Franklin or any party involved in the transaction contemplated in the Agreement.

The Opinion has been provided to the Committee and the Board of Directors of MDS for their use and may not be used or relied upon by any other person without the express prior written consent of Blair Franklin, provided that MDS may include the Opinion in the proxy statement filed with the Canadian Securities Commission and with the Securities and Exchange Commission.

The Opinion is given as of the date hereof and Blair Franklin disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Blair Franklin after the date hereof.  Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Blair Franklin reserves the right to change, modify or withdraw the Opinion.

Blair Franklin believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion.  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description.  Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Fairness Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, Blair Franklin is of the opinion that, as of the date hereof, the Consideration to be paid to the Company for the Business pursuant to the Agreement is fair, from a financial point of view, to the Shareholders.

Yours very truly,

Blair Franklin Capital Partners Inc.

Blair Franklin Capital Partners Inc.
Commerce Court West, Suite 1905, 199 Bay Street, P.O. Box 147, Toronto, Ontario M5L 1E2
T. 416.368.1211  F. 416.368.3752  www.blairfranklin.com

APPENDIX E:PRO FORMA FINANCIAL INFORMATION

MDS INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of July 31, 2009
		Adjustments (Note 2)
(millions of U.S. dollars)	MDS Inc. Historical (Note 1)	Disposition of AT Business (a)	Other		MDS Inc. Pro Forma
ASSETS

Cash and cash equivalents	$298	$650	$(308)	(b), (c), (d)	$640
Accounts receivable	132	(37)	-		95
Unbilled revenue	35	-	-		35
Inventory	96	(61)	-		35
Other current assets	118	(23)	-		95
Assets held for sale	50		-		50

Property, plant and equipment, net	272	(26)	-		246
Goodwill	419	(417)	-		2
Other long-term assets	327	(156)	-		171
Total assets	$1,747	$(70)	$(308)		$1,369

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable and accrued liabilities	$206	$(52)	$(1)	(c)	$153
Other current liabilities	36	(18)	-		18
Liabilities held for sale	17	-	-		17
Current portion of long-term debt	36	-	(23)	(c)	13

Long-term debt	245	1	(198)	(c)	48
Other long-term liabilities	139	(43)	-		96
Total liabilities	679	(112)	(222)		345
Shareholders’ equity	1,068	42	(86)	(c), (d), (e), (f)	1,024
Total liabilities and shareholders’ equity	$1,747	$(70)	$(308)		$1,369

The accompanying notes form an integral part of these pro forma condensed consolidated financial information.

MDS INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF CONTINUING OPERATIONS
For the Nine Months Ended July 31, 2009
		Adjustments (Note 2)
(millions of U.S. dollars, except per share amounts)	MDS Inc. Historical (Note 1)	Disposition of AT Business (a)	Other		MDS Inc. Pro Forma
Total revenues	$630	$(266)	$-		$364

Costs and expenses
Cost of products and services	396	(163)	-		233
Selling, general and administration	156	(53)	-		103
Other costs and expenses, net	138	(75)	-		63
Total costs and expenses	690	(291)	-		399
Operating (loss) income	(60)	25	-		(35)

Non-operating expenses, net	(7)	-	10	(c)	3
Equity earnings	24	(24)	-		-
(Loss) income from continuing operations before income taxes	(43)	1	10		(32)
Income tax (expense) recovery	(10)	(1)	(3)	(c), (f)	(14)
(Loss) income from continuing operations	$(53)	$-	$7		$(46)
Average number of common shares outstanding (millions)	120				120
Basic and diluted income (loss) from continuing operations	$(0.44)				$(0.38)

The accompanying notes form an integral part of these pro forma condensed consolidated financial information.

MDS INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF CONTINUING OPERATIONS
For the Year Ended October 31, 2008
		Adjustments (Note 2)
(millions of U.S. dollars, except per share amounts)	MDS Inc. Historical (Note 1)	Disposition of AT Business (a)	Other		MDS Inc. Pro Forma

Total revenues	$1,029	$(437)	$-		$592

Costs and expenses
Cost of products and services	620	(252)	-		368
Selling, general and administration	237	(80)	-		157
Other costs and expenses, net	859	(132)	-		727
Total costs and expenses	1,716	(464)	-		1,252
Operating (loss) income	(687)	27	-		(660)

Non-operating expenses, net	1	-	14	(c)	15
Equity earnings	49	(49)	-		-
Income (loss) before income taxes	(637)	(22)	14		(645)
Income tax (expense) recovery	94	2	(5)	(c), (f)	91
(Loss) income from continuing operations	$(543)	$(20)	$9		$(554)
Average number of common shares outstanding (millions)	122				122
Basic and diluted income (loss) from continuing operations	$(4.46)				$(4.55)

The accompanying notes form an integral part of these pro forma condensed consolidated financial information.

1.  Basis of Presentation
The unaudited pro forma financial information of MDS Inc. (“MDS” or the “Company”) has been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and adjusts the historical consolidated financial statements to reflect the following proposed events:
•
The sale by the Company of MDS Analytical Technologies (the “AT Business”) for the aggregate amount of $650 million in cash, subject to adjustments, pursuant to the sale agreement dated September 2, 2009 (the “Sale Agreement”).

•	Following the sale of the AT Business, the redemption in full of the senior unsecured notes of the Company using a portion of the sale proceeds.

On September 2, 2009, the Company announced its intention to sell its MDS Pharma Services Early Stage (“Early Stage”) operations, which was reported as a subsequent event in its Quarterly Report for the period ended July 31, 2009. Early Stage results of operations and financial position are reflected in continuing operations for the period ended July 31, 2009.

As a result of MDS’s announcement on June 1, 2009 to sell its MDS Pharma Services Phase II-IV (“Phase II-IV”) operations, which was completed on July 1, 2009, and its intention to sell its MDS Pharma Services Central Labs (“Central Labs”) operations, the Company has restated its historical consolidated statement of operations for the year ended October 31, 2008 to reflect the results of Phase II-IV and Central Labs as discontinued operations. Accordingly, the net assets for Central Labs are reflected in assets held for sale and liabilities held for sale in the unaudited pro forma condensed consolidated statement of financial position.

The unaudited pro forma condensed consolidated financial information has been derived from the application of pro forma adjustments to the historical consolidated financial statements of MDS. The unaudited pro forma financial information gives effect to the events described above as if they had occurred as of November 1, 2007 in the case of the pro forma condensed consolidated statements of operations and as of July 31, 2009 in the case of the pro forma condensed consolidated statement of financial position.

After the adjustments to the Company’s historical consolidated financial statements, the unaudited pro forma condensed consolidated information represents the operations of MDS Nordion and MDS Pharma Services Early Stage.

The unaudited pro forma financial information is not necessarily indicative of the Company’s financial position or results of operations that actually would have been attained had the transactions taken place at the dates indicated in the notes below, and is not necessarily indicative of the Company’s financial position or results of operations that will be achieved in the future.

This unaudited pro forma condensed consolidated financial information should be read in conjunction with the Company’s audited consolidated financial statements and related notes as filed in its Annual Report for the year ended October 31, 2008 and unaudited consolidated financial statements and related notes as filed in its Quarterly Report for the period ended July 31, 2009. This unaudited pro forma financial information should also be read in conjunction with the Management Proxy Circular of the Company dated September 17, 2009.

2.  Pro Forma Assumptions and Adjustments
The unaudited pro forma condensed consolidated financial information gives effect to the following pro forma adjustments:

(a)
Dispositions Adjustments for Sale of AT Business - The pro forma condensed consolidated statement of financial position gives effect to the elimination of the AT Business and expected receipt of gross proceeds of $650 million in cash as of July 31, 2009. The unaudited pro forma condensed consolidated statements of operations for the nine months ended July 31, 2009 and year ended October 31, 2008 give effect to the elimination of the AT Business as of November 1, 2007.

The Sale Agreement for the proposed sale of the AT Business includes certain potential closing adjustments. The unaudited pro forma condensed consolidated statement of financial position as of July 31, 2009 does not reflect any such closing adjustments due to their uncertainty in terms of timing and amounts. In addition, the pro forma condensed consolidated statements of operations for the nine months ended July 31, 2009 and year ended October 31, 2008 reflect the allocation of functional costs consistent with allocation methodologies used in the Company’s historical financial reporting. All functional costs allocated to the AT Business are not being transferred to the buyer. While allocation methodologies used in historical reporting attempt to approximate the level of service provided to each division, the Company has not assumed any future efficiency or inefficiency related to corporate support costs and, therefore, the overhead expenses have not been reallocated to reflect such impact.

Other Adjustments
(b)
Cash and cash equivalents - The unaudited pro forma condensed consolidated statement of financial position gives effect to the intended use of a portion of the proceeds from the sale of the AT Business as of July 31, 2009, as described below.

The gross proceeds of the sale of the AT Business are assumed to be approximately $650 million in cash. The Company currently intends to use the gross proceeds, along with available cash of the Company (July 31, 2009 - $298 million), to (i) redeem the senior unsecured notes, and (ii) fund transaction and restructuring costs related to the sale of the AT Business.

Pro Forma Cash Adjustments	As of July 31, 2009
Redemption of senior unsecured notes (note 2(c))	$247
Transaction and restructuring costs (note 2(d))	61
$308

The Company also currently intends to use a portion of the proceeds from the sale of the AT Business along with available cash to fund the ongoing operations of the Company and to fund a substantial issuer bid (Note 2(g)). These two intended uses of proceeds have not been adjusted in the unaudited pro forma condensed consolidated financial information.

(c)
Redemption of senior unsecured notes - The unaudited pro forma condensed consolidated statement of financial position gives effect to the intended redemption of the senior unsecured notes as if it had occurred on July 31, 2009. The expected redemption amount of $247 million includes the principal amount of $221 million (including the current portion of long-term debt which was $23 million as of July 31, 2009), accrued interest of $1 million as of July 31, 2009, and estimated make-whole payments of $25 million pre-tax related to the early repayment of the senior unsecured notes. The unaudited pro forma condensed consolidated statements of operations for the nine months ended July 31, 2009 and year ended October 31, 2008 have been adjusted for the interest expense of $10 million and $14 million, respectively, related to the redemption of senior unsecured notes.

(d)
Transaction and restructuring costs - The unaudited pro forma condensed consolidated statement of financial position gives effect to expected transaction and restructuring costs estimated to be $61 million pre-tax as of July 31, 2009 related to the sale of the AT Business. These costs include investment banking, legal and advisory fees, costs associated with the vesting of stock-based compensation as a result of the sale of the AT Business, a transaction incentive that will be paid to certain executives and restructuring costs, including $9 million pre-tax for the contractual severance of Mr. DeFalco, President and Chief Executive Officer. Potential future severance costs for executives and senior management, excluding Mr. DeFalco, of up to $15 million pre-tax have not been included in the unaudited pro forma condensed consolidated financial information.  The unaudited pro forma condensed consolidated statements of operations do not give effect to any of the above transaction and restructuring costs as they assume these costs were incurred on July 31, 2009. The majority of the transaction fees are expected to be paid immediately following the completion of the Sale, with the remainder of the transaction and restructuring costs expected to be paid within the first six months following completion of the Sale.

(e)
Net investment hedge - The unaudited pro forma condensed consolidated statement of financial position gives effect to an expected $25 million gain related to the discontinuance of the net investment hedge related to the sale of the AT Business as of July 31, 2009. The unaudited pro forma condensed consolidated statements of operations do not give effect to the discontinuance of the net investment hedge as they assume this event occurred on July 31, 2009.

On December 18, 2008, the Company designated the senior unsecured notes (Note 2(c)) to reduce foreign exchange fluctuations associated with the AT business as a net investment hedge. As this hedge has remained effective up to the sale of AT business, the Company has recorded changes in the fair value of the senior unsecured notes related to changes in currency exchange rates in other comprehensive income. The sale of the AT Business is expected to result in the discontinuance of this net investment hedge and an estimated $25 million pre-tax gain for the cumulative changes in the fair value of the senior unsecured notes due to changes in currency exchange rates.

(f)
Income taxes - The Company's combined federal and provincial statutory income tax rate for the unaudited pro forma condensed consolidated statements of operations for the nine months ended July 31, 2009 and year ended October 31, 2008 were approximately 32% and 33%, respectively. As the Company does not expect to pay significant cash taxes as a result of the sale of the AT Business, the expected make-whole payment, transaction and restructuring costs, and the net investment hedge gain have been recorded on a pre-tax basis for the purposes of the unaudited pro forma condensed consolidated statement of financial position.

As of July 31, 2009, the Company had unaudited pro forma consolidated deferred tax assets of $130 million before valuation allowances of $55 million. The unaudited pro forma consolidated gross deferred tax assets relate primarily to $64 million of deferred tax assets relating to tax loss carryforwards. In addition, the Company has recorded a benefit related to federal investment tax credits of $35 million. As of July 31, 2009, the Company had unaudited pro forma consolidated deferred tax liabilities of $56 million. For the nine months ended July 31, 2009 and year ended October 31, 2008, the Company recognized investment tax credits of $3 million and $15 million, respectively, in the unaudited pro forma condensed consolidated statements of operations.

The Company had approximately $33 million of total gross unrecognized income tax benefits, which include $4 million in interest and penalties with respect to FIN 48 reserves as of July 31, 2009.

3.      Other Explanatory Notes
Share buy back pursuant to substantial issuer bid - The unaudited pro forma condensed consolidated financial information does not give effect to the currently intended substantial issuer bid to return a portion of the proceeds from the sale of the AT Business to shareholders due to uncertainties including the approval and timing of the sale. A total of $400 million to $450 million, funded primarily from the net proceeds of the sale of the AT Business, is currently intended to be used to fund the substantial issuer bid.

4.      Selected Pro Forma Financial Information
	As of and for the nine months ended July 31, 2009
	Total Assets	Revenue	Net Income
MDS Nordion	$333	$180	$54
MDS Pharma Early Stage	179	184	(77)
MDS Pharma Central Labs(1)	44	N/A	N/A
Corporate and Other(2)	813	N/A	(23)
Total	$1,369	$364	$(46)

(1)
Central Labs – Total assets are included in assets held for sale in the unaudited pro forma condensed consolidated statement of financial position as of July 31, 2009. Revenues of $85 million and net loss of $29 million are included in discontinued operations and thus are not part of the unaudited pro forma condensed consolidated statements of continuing operations.

(2)	Corporate and Other – Total assets include the expected cash proceeds from the sale of the AT Business.

APPENDIX F:SECTION 190 OF THE CBCA

Right to dissent

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

R.S., 1985, c. C-44, s. 190; 1994, c. 24, s. 23; 2001, c. 14, ss. 94, 134(F), 135(E).

If you have questions or need assistance voting your shares please contact:

105 Madison Avenue

New York, New York 10016

mds@mackenziepartners.com

Call Collect: (212) 929-5500

or

Toll-Free: (800) 322-2885